AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1998
                                                     REGISTRATION NO. 333-42749
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                     AMERICAN SAFETY INSURANCE GROUP, LTD.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         BERMUDA                     6411                  NOT APPLICABLE
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                               44 CHURCH STREET
                            HAMILTON HM HX, BERMUDA
                                (441) 295-5688
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             DAVID J. DOYLE, ESQ.
                            CONYERS DILL & PEARMAN
                                CLARENDON HOUSE
                                2 CHURCH STREET
                            HAMILTON HM CX, BERMUDA
                                (441) 295-1422
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
 BETTY O. DERRICK, ESQ.     FRED J. PINCKNEY, ESQ.     M. HILL JEFFRIES, ESQ.
     WOMBLE CARLYLE        AMERICAN SAFETY CASUALTY       ALSTON & BIRD LLP
       SANDRIDGE &             INSURANCE COMPANY         ONE ATLANTIC CENTER
        RICE PLLC              1845 THE EXCHANGE         1201 WEST PEACHTREE
 1275 PEACHTREE STREET,            SUITE 200           STREET ATLANTA, GEORGIA
        SUITE 700           ATLANTA, GEORGIA 30339              30309
 ATLANTA, GEORGIA 30309         (770) 916-1908             (404) 881-7000
     (404) 872-7000

                               ----------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED FEBRUARY 11, 1998

                                2,700,000 SHARES

                     AMERICAN SAFETY INSURANCE GROUP, LTD.

                                      LOGO

                                 COMMON SHARES

                            ----------------------

  All 2,700,000 Common Shares, $.01 par value (the "Common Shares"), are being offered by American Safety Insurance Group, Ltd. ("American Safety" or the "Company").

  Prior to this offering (the "Offering"), there has been no public market for the Common Shares. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per Common Share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Shares have been approved for quotation on the Nasdaq National Market under the symbol "AMSFF."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON SHARES.

                            ----------------------

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                    UNDERWRITING
                                          PRICE TO DISCOUNTS AND   PROCEEDS TO
                                           PUBLIC  COMMISSIONS(1) THE COMPANY(2)
--------------------------------------------------------------------------------
Per Share...............................    $           $              $
--------------------------------------------------------------------------------
Total(3)..............................     $           $              $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated
    at $   .
(3) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional Common Shares on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                            ----------------------

  The Common Shares are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. It is expected that delivery of the certificates representing the Common Shares will be made to the
Underwriters on or about      , 1998.

ADVEST, INC.
                 J.C. BRADFORD&CO.
                                      HOEFER & ARNETT
                                                    INCORPORATED

                   The date of this Prospectus is      , 1998

                     AMERICAN SAFETY INSURANCE GROUP, LTD.
           Turning an Opportunity into a Specialty Insurance Program


                   [CHART DEPICTING INTERNAL BUSINESS FLOW]


  CONSENT UNDER THE EXCHANGE CONTROL ACT, 1972 (AND REGULATIONS THEREUNDER) HAS BEEN OBTAINED FROM THE BERMUDA MONETARY AUTHORITY FOR THE ISSUE AND TRANSFER OF THE COMMON SHARES BEING OFFERED PURSUANT TO THE OFFERING. IN ADDITION, A COPY OF THIS DOCUMENT HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN BERMUDA FOR FILING PURSUANT TO THE COMPANIES ACT, 1981 OF BERMUDA. IN GIVING SUCH CONSENT AND IN ACCEPTING THIS PROSPECTUS FOR FILING, THE BERMUDA MONETARY AUTHORITY AND THE REGISTRAR OF COMPANIES IN BERMUDA, RESPECTIVELY, ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSAL OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED HEREIN.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING PURCHASES OF THE COMMON SHARES TO STABILIZE THE MARKET PRICE, PURCHASES OF THE COMMON SHARES TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON SHARES MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  The Company intends to furnish its shareholders with annual reports, which will include consolidated financial statements audited by its independent certified public accountants, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references to the "Company" refer to American Safety Insurance Group, Ltd., a Bermuda company, and its subsidiaries. All information presented (i) has been adjusted to give effect to a 1,310-for-1 split of the Common Shares effective January 29, 1998 and (ii) assumes that the Underwriters' over-allotment option is not exercised. Certain terms which are specific to the insurance industry are defined in "Glossary of Selected Insurance Terms," which begins on page 72 of this Prospectus. All references in this Prospectus to "dollar" and "$" are to United States currency.

                                  THE COMPANY

  American Safety Insurance Group, Ltd. ("American Safety" or the "Company") is a specialty insurance holding company which, through its subsidiaries, develops, underwrites, manages and markets primary casualty insurance and reinsurance programs in the alternative insurance market for (i) environmental remediation risks; (ii) employee leasing and staffing industry risks; and (iii) other specialty risks. The Company has demonstrated expertise in developing specialty insurance coverages and custom designed risk management programs not generally available in the standard insurance market.

  The Company's specialty insurance programs include coverages for general liability, pollution liability, professional liability, workers' compensation and surety, as well as custom designed risk management programs (including captive and rent-a-captive programs), for contractors, consultants and other businesses and property owners who are involved with environmental remediation, employee leasing and staffing, and other specialty risks. Through its U.S. brokerage and management services subsidiaries, the Company also provides specialized insurance program development, underwriting, risk placement, reinsurance, program management, brokerage, loss control, claims administration and marketing services.

  The Company is able to select its roles as program developer, primary underwriter, reinsurer, program manager and broker based on its assessment of each risk profile. After determining its roles, the Company utilizes its insurance and reinsurance subsidiaries, its insurance brokerage and management services subsidiaries, and a risk retention group affiliate to generate risk premium revenues, program management fees, insurance and reinsurance commissions and investment income, as appropriate.

  The Company insures and places risks through its U.S. insurance subsidiary, as well as its non-subsidiary risk retention group affiliate and substantial unaffiliated insurance and reinsurance companies. The Company also reinsures and places, through its Bermuda reinsurance subsidiary and substantial unaffiliated reinsurers, a portion of the risks underwritten directly by its U.S. insurance subsidiary, its risk retention group affiliate and other insurers. Substantially all of the reinsurance business that the Company currently assumes is for primary insurance programs that the Company has developed and underwritten.

  American Safety was formed in Bermuda as a group captive insurance company in 1986 to provide stable, long term insurance protection for the asbestos abatement and environmental remediation industry in the United States which had suffered from disruptive market cycles in the standard insurance market. The Company now provides insurance coverages and services in all 50 states and principally markets its insurance programs through approximately 160 independent insurance agency and brokerage firms.

  For the nine months ended September 30, 1997, the Company's revenues totaled $10.4 million, an increase of 64.8% over the same period in 1996. The Company's revenues for the nine months ended September 30, 1997 were comprised of risk premium revenues of $6.5 million, program management fees of $0.5 million, insurance and reinsurance brokerage commissions of $1.6 million, investment income of $1.2 million and interest on notes receivable of $0.6 million. For the year ended December 31, 1996, the Company's revenues totaled $8.9 million, comprised of risk premium revenues of $4.3 million, program management fees of $0.5 million, insurance and reinsurance brokerage commissions of $1.9 million, investment income of $1.2 million and interest on notes receivable of $0.9 million.

  Industry Rating. A.M. Best Company ("A.M. Best"), an independent nationally recognized insurance industry rating service and publisher, has assigned a rating of "A (Excellent)" on a group basis to American Safety, as well as its U.S. insurance subsidiary, American Safety Casualty Insurance Company ("American Safety Casualty"), and its non-subsidiary risk retention group affiliate, American Safety Risk Retention Group, Inc. ("American Safety RRG"). A rating of "A (Excellent)" is the third highest of A.M. Best's 16 letter ratings. A.M. Best's ratings are an independent opinion of an insurer's ability to meet its obligations to policyholders, which opinion is of concern primarily to policyholders, insurance agents and brokers and should not be considered an investment recommendation.

  Business Strategy. The Company's business strategy is to develop insurance programs for the environmental remediation industry and the employee leasing and staffing industry, as well as other specialty industries and risks. The Company targets niche insurance markets and opportunities where its expertise is required and where competition is limited. The Company seeks to generate underwriting profits, program management fees and brokerage commissions through such insurance programs. The Company utilizes a flexible approach to accomplish its strategy by combining (i) intensive underwriting, (ii) value-added services, including quality coverage enhancements, professional risk management, dedicated loss control and claims management, and (iii) superior service to insurance agents, brokers and insureds. Further, the Company differentiates itself by its ability to select its roles as program developer, primary underwriter, reinsurer, program manager and broker based on its assessment of each specialty risk profile.

  Since 1986, the Company's capacity for innovation has been demonstrated through its development of the following specialty insurance coverages and custom designed programs:

  * 1986--an insurance policy to insure the general liability risks of asbestos abatement contractors, and the establishment of technical loss control guidelines for performing such work.

  * 1987--an insurance policy to provide limited occurrence form coverage for asbestos abatement contractors, thereby protecting insureds from claims that might be brought over an extended period of time.

  * 1987--coverage for the transportation of asbestos-containing materials and coverage for specific technical abatement methodologies, such as encapsulation and enclosure of asbestos-containing materials.

  * 1988--the formation of American Safety RRG, one of the first U.S. insurance companies to provide general liability coverage for asbestos abatement activities.

  * 1990--a non-collateralized surety program for environmental remediation contractors.

  * 1991--a program to provide coverage for lead abatement and a broader range of environmental remediation efforts.

  * 1994--a workers' compensation insurance program for environmental remediation contractors and consultants, as well as coverage for the financial responsibility requirements imposed upon owners of municipal solid waste landfills in connection with the closure of such landfills and the provision of post-closure care.

  * 1995--workers' compensation and general liability insurance programs for employee leasing companies (also known as professional employer organizations) and employee staffing companies.

  Growth Strategy. The additional capital to the Company from the net proceeds of the Offering will result in a higher financial size rating from A.M. Best. Management believes that the Company's increased capital base and financial size rating, when combined with the Company's expertise in specialty insurance programs, should position the Company to target a broader client base through the following strategies:

  * the continued development of new insurance programs, as well as enhanced coverages, for clients and industries currently served by the Company.

  * the continued development of insurance programs for clients, industries and risks not currently served by the Company.

  * the acquisition or formation of an excess and surplus lines insurance company to enhance the Company's ability to enter additional classes of insurance business.

  * the acquisition of agencies or insurers specializing in insurance program business.

  Offices. The Company's Bermuda offices are located at 44 Church Street, Hamilton, Bermuda, and the telephone number is (441) 295-5688. The offices of the Company's U.S. subsidiaries are located at 1845 The Exchange, Suite 200, Atlanta, Georgia 30339, and the telephone number is (770) 916-1908.

                                  THE OFFERING

Common Shares Offered by the
 Company......................  2,700,000 shares

Common Shares to be
 Outstanding after the          5,625,230 shares (1)
 Offering.....................

Use of Proceeds...............

                                To increase the Company's capital and surplus, which will result in a higher financial size rating from A.M. Best, to fund the potential acquisition or formation of an excess and surplus lines insurance company and other strategic acquisitions, and for general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National
 Market Symbol................  AMSFF
--------
(1) Excludes 169,463 Common Shares that are subject to options which are currently exercisable and 340,000 Common Shares that will be subject to outstanding but unvested stock options and restricted shares upon the completion of the Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                  NINE
                                                             MONTHS ENDED
                             YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                          -------------------------------- ------------------
                            1994       1995       1996       1996      1997
                          ---------- ---------- ---------- --------  --------
                          (In thousands, except per share and ratio data)
INCOME STATEMENT DATA:
Revenues:
  Direct and assumed
   premiums earned......  $   3,509  $   6,109  $   5,316  $  3,820  $  8,023
  Ceded premiums
   earned...............        (89)      (362)    (1,044)     (958)   (1,517)
                          ---------  ---------  ---------  --------  --------
    Net premiums
     earned.............      3,420      5,747      4,272     2,862     6,506
  Net investment
   income...............        663      1,346      1,207       944     1,177
  Interest on notes
   receivable...........        --           7        885       505       636
  Brokerage commission
   income...............      1,706      2,145      1,881     1,457     1,565
  Management fees from
   affiliate............        464        475        479       356       444
  Net realized gains
   (losses).............       (118)       200        177       155        14
  Other income..........        --         --           5         4        10
                          ---------  ---------  ---------  --------  --------
    Total revenues......      6,135      9,920      8,906     6,283    10,352
Expenses:
  Losses and loss
   adjustment expenses
   incurred.............      1,424      2,905      2,056     1,383     3,533
  Acquisition expenses..        517      1,086        646       495     1,769
  Other expenses........      2,247      2,029      3,110     2,172     2,445
                          ---------  ---------  ---------  --------  --------
    Total expenses......      4,188      6,020      5,812     4,050     7,747
                          ---------  ---------  ---------  --------  --------
    Earnings before
     income taxes.......      1,947      3,900      3,094     2,233     2,605
Income taxes............        329        720        177       178       383
                          ---------  ---------  ---------  --------  --------
    Net earnings........  $   1,618  $   3,180  $   2,917  $  2,055  $  2,222
                          =========  =========  =========  ========  ========
Net earnings per share..  $    0.54  $    1.07  $    0.98  $   0.69  $   0.75
Common shares and common
 share equivalents used
 in computing net
 earnings per share.....      2,983      2,974      2,974     2,974     2,974
GAAP RATIOS(1):
Loss and loss adjustment
 expenses...............       41.6%      50.5%      48.1%     48.3%     54.3%
Expense ratio...........       30.7       23.4       29.3      28.6      36.4
                          ---------  ---------  ---------  --------  --------
Combined ratio..........       72.3%      73.9%      77.4%     76.9%     90.7%(2)
                          =========  =========  =========  ========  ========
Net premiums written to
 equity.................        0.3x       0.4x       0.3x      0.2x      0.3x
STATUTORY RATIOS(1):
Loss and loss adjustment
 expenses...............       41.6%      50.5%      48.1%     48.3%     54.3%
Expense ratio...........       27.9       21.9       27.1      24.8      33.7
                          ---------  ---------  ---------  --------  --------
Combined ratio..........       69.5%      72.4%      75.2%     73.1%     88.0%(2)
                          =========  =========  =========  ========  ========

BALANCE SHEET DATA (AT END OF PERIOD):

                                                            SEPTEMBER 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
Total investments........................................ $27,549    $57,302
Total assets.............................................  42,173     71,926
Unpaid losses and loss adjustment expenses...............  10,735     10,735
Total liabilities........................................  21,449     21,449(4)
Total shareholders' equity...............................  20,724     50,477

--------
(1) See "Glossary of Selected Insurance Terms."
(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
(3) As adjusted to give effect to the sale of 2.7 million Common Shares offered by the Company hereby and the application of the estimated net proceeds therefrom as if such application had occurred on September 30, 1997. See "Use of Proceeds."
(4) The Company repaid a $1.25 million surplus note on December 11, 1997.

                                 RISK FACTORS

  Prospective purchasers should consider carefully the following risk factors in addition to the information set forth elsewhere in this Prospectus prior to making an investment in the Common Shares offered hereby.

INDUSTRY CYCLICALITY; POTENTIAL FLUCTUATIONS IN FINANCIAL RESULTS

  The financial results of casualty insurance companies historically have been subject to significant fluctuations and may vary significantly in the future. Results of operations may fluctuate due to a variety of factors, including competitive pricing pressures, unpredictable developments in loss trends, changes in loss reserves, market acceptance of new coverages or enhancements, competitive conditions in the industry, changes in operating expenses, fluctuations in interest rates and other changes in investment markets which affect market prices of investments and income from such investments, and changes in levels of general business activity and economic conditions. The Company has experienced increased competitive pricing pressures in its environmental lines of business during the past three fiscal years. In addition, insureds are eligible for renewal of their policies on different anniversary dates, subject to underwriting and loss control criteria applied by the Company. If a large number of insureds were to decline to renew their policies or if their policies were not renewed in a given calendar quarter, the Company's results of operations could be materially adversely affected in the renewal quarter and subsequent quarters. Due to all of the foregoing factors, in some future quarter or quarters, the Company's operating results may be below the expectations of public company analysts and investors. In such event, the public trading price of the Common Shares could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

COMPETITION

  The casualty insurance and reinsurance business is highly competitive with respect to a number of factors, including the overall financial strength of insurers, ratings by rating agencies, premium rates, policy terms and conditions, services offered, reputation and commission rates. The Company faces competition from a number of insurers who have greater financial and marketing resources and greater name recognition than the Company. Although the Company's business strategy is to develop insurance programs for the environmental remediation industry, the employee leasing and staffing industry and other specialty industries and risks by targeting niche markets where its expertise is required and where competition is limited, the Company nevertheless encounters competition from other insurance companies engaged in insuring risks in broader lines of business which encompass the Company's niche markets and specialty programs, and such competition is expected to increase as the Company expands its operations. See "Business--Competition."

SIGNIFICANT INDUSTRY CONCENTRATION; SPECIALTY INDUSTRY RISKS

  Due to the Company's focus on insuring specialty industries, such as the environmental remediation industry and the employee leasing and staffing industry, its operations could be more exposed than its more diversified competitors to the effects of changes in economic conditions and regulations affecting such specialty industries. These changes may include economic downturns that may adversely impact the building and real estate development industry, as well as small to medium-size businesses served by employee leasing and staffing companies; the degree of enactment and enforcement of federal and state environmental regulations that encourage or require environmental remediation efforts; and the adoption of state regulations governing the licensing and operation of employee leasing and staffing companies. See "Business--Primary Insurance Operations."

  The Company insures and places general, pollution and professional liability coverages for the specialty risks of contractors, consultants and other businesses and property owners involved with the remediation and removal of asbestos, lead, underground storage tanks and other hazardous substances and environmental exposures. These insurance policies are issued for specific environmental remediation risks, have limited (rather than absolute) pollution exclusions and contain aggregate limits of liability. The Company also provides workers' compensation coverage (i) for contractors involved in environmental remediation, which may include risks such as occupational diseases from exposure to hazardous substances, as well as (ii) for the diverse work forces of employee leasing and staffing companies, which involve risks such as injuries related to the workplace. See "Business--Primary Insurance Operations."

DEPENDENCE ON CONTINUED AVAILABILITY OF REINSURANCE

  The availability, amount and cost of reinsurance are subject to prevailing market conditions that are beyond the control of the Company and that affect the Company's business, financial condition and results of operations. The Company's business depends significantly upon the Company's ability to limit its risk exposure by ceding (i.e., transferring to others) significant amounts of the potential liability arising from risks insured or reinsured by the Company. Although the Company since 1990 has been able to obtain appropriate reinsurance and anticipates that it will continue to be able to obtain such reinsurance, there can be no assurance that appropriate reinsurance will be available. If the Company were unable to maintain or replace its reinsurance treaties upon their expiration, either its exposures would increase or, if it were unwilling to bear such increase in exposures, the Company would be required to reduce the level of its underwriting commitments. Furthermore, the Company is subject to credit risk with respect to its reinsurers, as the ceding of risk to its reinsurers does not relieve the Company of its primary liability to its insureds. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a significant reinsurer's inability to make payment under the terms of a reinsurance treaty could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Reinsurance Ceded."

POSSIBLE INADEQUACY OF LOSS RESERVES

  The establishment of appropriate loss reserves is an inherently uncertain process, particularly in the environmental remediation industry where claims that have occurred may not be reported to an insurance company until future periods of time, and there can be no assurance that ultimate losses will not materially exceed the Company's loss reserves. Insurance companies are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred. Reserves are estimates at a given time involving actuarial and statistical projections of what the Company expects to be the cost of the ultimate settlement and administration of claims. These estimates are based on facts and circumstances then known, predictions of future events, estimates of future trends, claims frequency and severity, potential judicial expansion of liability for environmental claims, legislative activity and other factors, such as inflation. The Company engages an internationally recognized actuarial consulting firm to provide reserve studies as well as rate studies. To the extent that loss reserves prove to be inadequate in the future, the Company would have to increase its reserves and incur charges to earnings in the periods such reserves are increased, which would cause fluctuations in operating results and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Reserves."

DEPENDENCE UPON MANAGEMENT

  The Company's financial success and business development depend significantly upon the continued services of Lloyd A. Fox, the President of the Company, and upon the efforts and abilities of Stephen R. Crim, Executive Vice President, and James G. Leach, Senior Vice President. The loss of the services of Messrs. Fox, Crim or Leach could have a material adverse effect upon the Company's operations. Mr. Fox has entered into a new five year employment agreement with the Company which expires in 2002. In addition, the Company maintains and is the sole beneficiary of key-man life insurance policies on the life of Mr. Fox in the aggregate amount of $1 million. The Company does not have employment agreements with Messrs. Crim or Leach.

  The Company's financial success and development of business also depend upon the Company's ability to hire additional personnel as necessary to meet its management, marketing and service needs. Although the Company believes that, to date, it has been successful in attracting and obtaining highly qualified professionals and other administrative personnel as required by its business, there can be no assurance that the Company will continue to be successful in this regard. See "Management."

RELIANCE ON INDEPENDENT INSURANCE AGENCIES AND BROKERS

  The failure or inability of independent insurance agencies and brokers to market the Company's insurance programs successfully could have a material adverse effect on the Company's business, financial condition and results of operations. The Company principally markets its insurance programs through approximately 160 independent insurance agencies and insurance brokerage firms. Independent insurance agencies and brokers produced approximately 91% of the Company's gross written premium during the nine months ended September 30, 1997, and three of these agencies accounted for approximately 31% of such premium, in the aggregate. The remaining 9% of the Company's gross written premium was produced by the Company. Agencies and brokers are not obligated to promote the Company's insurance programs and may sell competitors' insurance programs. As a result, the Company's business depends in part on the marketing efforts of these agencies and brokers and on the Company's ability to offer insurance programs and services that meet the requirements of the clients and customers of these agencies and brokers. See "Business--Program Development, Management and Administrative Operations."

DEPENDENCE UPON AFFILIATE

  The Company's financial success and business development depend, to a degree, upon the continuation of its management relationship with American Safety RRG, its non-subsidiary risk retention group affiliate, and the continued ability of American Safety RRG to write liability insurance in all 50 states. The Company manages the business of and reinsures risks insured by American Safety RRG, and the Company derived approximately 37.2% of its revenues in 1996 and approximately 20.9% of its revenues for the nine months ended September 30, 1997 from this risk retention group. The Company has entered into a management agreement with American Safety RRG with a three-year term that expires on December 31, 1999. American Safety RRG is authorized to write liability insurance in all 50 states as a result of the Federal Liability Risk Retention Act of 1986 (the "Risk Retention Act"), its license under the Captive Insurance Company Act of the State of Vermont (the "Vermont Captive Act") and state filings. Any change in the Risk Retention Act limiting American Safety RRG's ability to write liability insurance nationwide or any adverse change in its license as a captive insurer under the applicable insurance laws of Vermont, where American Safety RRG is domiciled, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--American Safety Risk Retention Group, Inc."

RISKS ASSOCIATED WITH GROWTH STRATEGY

  The Company's growth strategy includes potential strategic acquisitions, as well as continued internal growth, particularly of its specialty insurance program business, and development of new insurance programs. If the Company is unable to implement its growth strategy effectively, the Company's business, financial condition and results of operations could be materially adversely affected. Although the Company is not engaged in negotiations with respect to any acquisition, any future acquisition would be accompanied by risks commonly encountered in acquisitions of companies. Such risks include, among other things, the difficulty in assimilating the operations and personnel of an acquired company; potential disruption of the Company's ongoing business; inability to successfully integrate acquired systems and insurance programs into the Company's operations; maintenance of uniform standards, controls and procedures; and possible impairment of relationships with employees and insureds of an acquired business as a result of changes in management. In addition, there can be no assurance that the Company will be able to successfully implement its strategy for continued internal growth. A.M. Best has confirmed to the Company that as a result of the additional capital to the Company from the net proceeds of the Offering, the Company will receive a higher financial size rating from A.M. Best. However, any failure to receive a higher financial size rating may inhibit the Company's ability to market its specialty insurance products and services to potential clients who consider financial size ratings when purchasing insurance products and services. Furthermore, the Company has in the past discontinued a specialty insurance program due to inadequate production of premium in the program. There can be no assurance that the Company would be successful in making an acquisition, overcoming the risks or any other problems customarily encountered in connection with an acquisition, or achieving growth in or development of new insurance programs. See "Use of Proceeds" and "Business--Business Strategy."

IMPORTANCE OF INDUSTRY RATINGS

  Increased public and regulatory scrutiny of the financial stability of insurance companies have resulted in greater emphasis by policyholders upon insurance company ratings, with a resultant potential competitive advantage for insurance companies with higher ratings. A.M. Best, an independent nationally recognized insurance industry rating service and publisher, has assigned a rating of "A (Excellent)" on a group basis to American Safety, as well as its U.S. insurance subsidiary, American Safety Casualty, and its non-subsidiary risk retention group affiliate, American Safety RRG. No assurance can be given that the group will maintain this rating, and any downgrade of such rating could adversely affect the Company's business, financial condition and results of operations. A.M. Best's ratings involve an independent opinion of an insurer's ability to meet its obligations to policyholders which opinion is of concern primarily to policyholders, insurance agents and brokers and should not be considered an investment recommendation. See "Business--Industry Rating."

CONTROL BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS

  The directors, officers and founding shareholders of the Company, and their respective affiliates, collectively will own 2,925,230 Common Shares (exclusive of stock options), which will equal approximately 52% of the outstanding Common Shares upon completion of the Offering. Further, the officers and directors of the Company will own options for the purchase of and restricted share rights to 501,130 additional Common Shares upon the completion of the Offering, of which options for the purchase of 161,130 Common Shares will be vested as of the completion of the Offering. These additional Common Shares subject to vested options, together with the 2,925,230 Common Shares owned by the directors, officers and founding shareholders, and their respective affiliates, would represent beneficial ownership of approximately 53.3% of the Common Shares upon completion of the Offering. If these shareholders were to vote as a group, they would be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, regardless of how the other shareholders vote. Such concentration of ownership also may have the effect of delaying or preventing a change in control of the Company. However, there are no agreements or understandings in effect whereby these shareholders are bound to vote as a group. See "Management" and "Principal Shareholders."

REGULATION

  Insurance Regulation. The Company's primary insurance and reinsurance subsidiaries, as well as its non-subsidiary risk retention group affiliate, are subject to regulation under applicable insurance statutes of the jurisdictions in which they are domiciled or licensed and write insurance. Such regulation may limit the ability or the speed of the Company to respond to market opportunities and may require the Company to incur significant annual regulatory compliance expenditures. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies or insurance holding companies. Such regulation relates to authorized lines of business, capital and surplus requirements, types and amounts of investments, underwriting limitations, trade practices, policy forms, claims practices, mandated participation in shared markets, reserve adequacy, insurer solvency, transactions with related parties, changes in control, payment of dividends and a variety of other financial and nonfinancial components of an insurance company's business. Any changes in insurance laws and regulations could materially adversely affect the Company's business, financial conditions and results of operations. The Company is unable to predict what additional laws and regulations, if any, affecting its business may be promulgated in the future or how they might be interpreted. See "Regulatory Matters."

  Environmental Regulation. Environmental remediation activities and risks are highly regulated by both federal and state governments. Environmental regulation is evolving and changes in the regulatory patterns at federal and state levels may have a significant effect upon potential claims against the Company. Such changes may also affect the demand for the types of insurance offered by and through the Company and the availability or cost of reinsurance. On one occasion, the Company experienced difficulty in implementing a new program due to the lack of regulatory enforcement of certain landfill regulations. The Company is unable to predict what additional laws and regulations, if any, affecting environmental remediation activities and risks may be promulgated in the future or how they might be interpreted. See "Business--Reserves."

NO CURRENT INTENTION TO PAY DIVIDENDS

  American Safety does not intend to pay cash dividends on its Common Shares in the foreseeable future. As an insurance holding company, American Safety's ability to pay dividends to its shareholders will depend, to a significant degree, on the ability of the Company's subsidiaries to pay dividends to American Safety. The jurisdictions in which American Safety and its insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. American Safety's current policy is for its insurance and reinsurance subsidiaries to retain their capital for growth. See "Dividend Policy" and "Regulatory Matters."

POTENTIAL RISK OF UNITED STATES TAXATION OF BERMUDA OPERATIONS

  Bermuda's tax laws are more favorable to American Safety, a Bermuda company, and its Bermuda reinsurance subsidiary, American Safety Re, than the United States' tax laws because these Bermuda companies are not obligated to pay any taxes in Bermuda based upon income or capital gains. If the Company's Bermuda-based operations were determined to be subject to United States taxation, the Company's results of operations could be materially adversely affected. The United States Internal Revenue Code of 1986, as amended (the "Code"), does not contain a definitive identification of activities that constitute being engaged in a United States trade or business, and there can be no assurance that the Internal Revenue Service (the "Service") will not contend that the Company's Bermuda-based operations are engaged in a United States trade or business and therefore are subject to United States income taxation. The Company, exclusive of its U.S. subsidiaries, does not consider itself to be engaged in a trade or business in the United States and accordingly does not expect to be subject to United States income taxation. The Company's U.S. subsidiaries are subject to United States taxation. See "Certain Tax Considerations."

ABSENCE OF PRIOR MARKET

  Prior to the Offering, there has been no public market for the Company's securities, and there can be no assurance that the market price of the Common Shares will not decline below the initial public offering price after the Offering. The initial public offering price has been determined by negotiations between the Company and representatives of the Underwriters and may not be indicative of the market price for the Common Shares after the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price for the Common Shares. The stock market has from time to time experienced significant price and volume fluctuations, which have affected the market prices of stocks in a particular business sector (e.g., insurance companies) and which may be unrelated to the operating performance of a specific company in such business sector. Factors such as actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions may vary from time to time. As a result of the foregoing, the Company's operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event could have a material adverse effect on the market price of the Common Shares.

ANTI-TAKEOVER CONSIDERATIONS

  The Company's Bye-Laws contain certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. Pursuant to the Company's Bye-Laws, the Company's Board of Directors may by resolution establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. In addition, the Company's Bye-Laws restrict certain "business combinations" between the Company and an "interested shareholder." While these provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors, they could have the effect of impeding or discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares. Other provisions of the Company's Bye-Laws will also have the effect of rendering more difficult or discouraging unsolicited takeover bids from third parties or the removal of incumbent management. Such provisions include providing for a classified or "staggered" Board of Directors and limiting any person owning more than 9.5% of the outstanding capital stock of the Company to voting power of 9.5%, other than Frederick C. Treadway or Treadway Associates, L.P., affiliates of a founding shareholder of the Company. See "Management," "Principal Shareholders," and "Description of Capital Stock."

  The insurance laws of Delaware place restrictions on a change of control of American Safety as a result of its ownership of American Safety Casualty, its U.S. insurance subsidiary, which is domiciled in Delaware. Under Delaware law no person may obtain 10% or more of the voting securities of American Safety without the prior approval of the Delaware Insurance Department. See "Regulatory Matters."

LIMITATIONS ON SHARE VOTING RIGHTS BASED ON SHARE OWNERSHIP

  The Company's Bye-Laws generally provide that if a shareholder is treated as directly, indirectly or constructively owning shares having more than 9.5% of the total votes of all the shares of capital stock of the Company, the voting rights attached to the shares such person owns or is treated as owning will be reduced to 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P., affiliates of a founding shareholder of the Company. See "Description of Capital Stock."

DILUTION

  The initial public offering price per Common Share is substantially higher than the book value per Common Share. As a result, purchasers of the Common Shares in the Offering will experience an immediate dilution of $3.08 per share in the pro forma net tangible book value of their Common Shares from the assumed initial public offering price of $12.00 per share (the mid-point of the estimated price range set forth on the cover page of this Prospectus). Additional dilution is likely to occur upon the exercise of outstanding stock options which entitle certain optionholders to purchase Common Shares at prices below the initial public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales, or the availability for future sales, of substantial amounts of the Common Shares could adversely affect the market price of the Common Shares. Several of the Company's founders hold a significant portion of the outstanding Common Shares, and a decision by one or more of these shareholders to sell their shares could adversely affect the market price of the Common Shares. All Common Shares offered hereby (including any shares issued upon exercise of the Underwriters' over-allotment option) will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be freely tradable without restriction or further registration under the Securities Act, except for shares held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Shares beneficially owned by affiliates of the Company may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as Rule 144. Similarly, all the Common Shares outstanding prior to the Offering are "restricted securities" as that term is defined in Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as Rule 144. All of these restricted securities are subject to lock-up agreements for a period of 180 days after the date of this Prospectus, and are then eligible for sale subject to the provisions of Rule
144. See "Underwriting."

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

  American Safety is a specialty insurance holding company organized pursuant to the laws of Bermuda. A substantial portion of the assets of American Safety are or may be located in jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon American Safety or to realize against it upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

  American Safety has been informed by its Bermuda counsel, Conyers Dill & Pearman, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would, therefore, not be automatically enforceable in

Bermuda. The Company has also been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in federal or state courts in the United States under which such a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation. Such an action should be successful upon proof that the sum of money is due and payable, and without having to prove the facts supporting the underlying judgment, as long as (i) the court that gave the judgment was competent to hear the action in accordance with international law principles as applied by the courts in Bermuda and (ii) the judgment is not contrary to public policy in Bermuda, was not obtained by fraud or in proceedings contrary to natural justice of Bermuda and is not based on an error in Bermuda law. A Bermuda court may impose civil liability on the Company or its directors or officers in a suit brought in the Supreme Court of Bermuda against the Company or such persons with respect to a violation of the federal securities laws of the United States, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

                           FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements including or relating to, among other things, (i) the Company's business and growth strategies; (ii) the Company's having sufficient capital and surplus for its operations; (iii) the Company's continued ability to provide intensive underwriting and value-added services to clients and insureds; (iv) the Company's continued ability to provide superior service to insurance agents, brokers and insureds; (v) the continued adequacy of the Company's loss and loss adjustment expense reserves; and (vi) the Company's avoidance of any material loss on risks insured or on the collection of reinsurance recoverables.

  These and other statements which are not historical facts are based largely on current expectations and assumptions of management and are subject to a number of risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, the risks and uncertainties described in "Risk Factors" above. Assumptions related to forward-looking statements include that the Company will continue to price and market its insurance programs competitively, reserve appropriately for losses and loss adjustment expenses and maintain its successful handling of claims; that competitive conditions within the casualty insurance business will not change materially or adversely; that the demand for the Company's or its affiliate's insurance programs will remain strong; that the market will accept specialty insurance programs as developed by the Company; that the Company will maintain its relationships with agents and brokers; that the Company will retain key management personnel; that the Company's reinsurers will remain solvent; and that there will be no material adverse change in the Company's or its risk retention group affiliate's operations or business.

  Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in the forward-looking information will be realized. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its business strategy and capital expenditure plans which may in turn affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the strategy, objectives or other plans of the Company will be achieved. The forward-looking statements contained herein speak only as of the date hereof, and the Company undertakes no obligation to publicly update or revise any of these forward-looking statements.

                                  THE COMPANY

  American Safety is a specialty insurance holding company which, through its subsidiaries, develops, underwrites, manages and markets primary casualty insurance and reinsurance programs in the alternative insurance market for (i) environmental remediation risks; (ii) employee leasing and staffing industry risks; and (iii) other specialty risks. The Company has demonstrated expertise in developing specialty insurance coverages and custom designed risk management programs not generally available in the standard insurance market.

  American Safety insures and places risks through its U.S. insurance subsidiary, as well as its non-subsidiary risk retention group affiliate, and substantial unaffiliated insurance and reinsurance companies. The Company also reinsures and places, through its Bermuda reinsurance subsidiary and substantial unaffiliated reinsurers, a portion of the risks underwritten directly by its U.S. insurance subsidiary, its risk retention group affiliate and other insurers.

  American Safety was formed in Bermuda as a group captive insurance company in 1986 to provide stable, long term insurance protection for the asbestos abatement and environmental remediation industry in the United States which had suffered from disruptive market cycles in the standard insurance market. American Safety is able to maintain favorable tax status under Bermuda law, although its U.S. subsidiaries are subject to taxation in the United States.

  Following the enactment of the Risk Retention Act, American Safety, in order to establish a U.S. insurance company to market specialty environmental coverages, provided financial and technical assistance in connection with the organization of American Safety RRG in 1988. American Safety RRG is not owned by the Company, but is managed by Synergy Insurance Services, Inc. ("Synergy"), the Company's principal U.S. program development, underwriting and administrative services subsidiary, on a fee-for-service basis. American Safety RRG is a liability insurer authorized to write insurance in all 50 states. In 1988, American Safety RRG replaced American Safety as the policy issuing carrier insuring general, pollution and professional liability risks for contractors, consultants and other businesses and property owners who are involved with environmental remediation. American Safety then became a quota share reinsurer of the risks transferred and subsequently underwritten by American Safety RRG. In addition, five of American Safety RRG's directors are also directors of the Company. See "Business--American Safety Risk Retention Group, Inc."

  Synergy employs all of the Company's employees and manages the Company's U.S. business operations, while the Company's Bermuda operations are managed under contract by Mutual Risk Management (Bermuda), Ltd., an unaffiliated party.

  In 1993, the Company acquired its U.S. property and casualty insurer, American Safety Casualty, in order to provide coverages through a U.S. admitted insurance company and to expand the Company's insurance program business. American Safety Casualty is currently licensed as a property and casualty insurer in 44 states.

  In January 1998, American Safety formed a new reinsurance subsidiary, American Safety Reinsurance, Ltd. ("American Safety Re"), a Bermuda licensed insurance company, and transferred its reinsurance business on a going forward basis to the subsidiary. American Safety now serves principally as a holding company for all of its subsidiaries' operations.

   [Chart depicting Organization of American Safety and its Subsidiaries and
                                  Affiliate]

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 2,700,000 Common Shares in the Offering (after deduction of the underwriting discount and estimated Offering expenses) are estimated to be approximately $29.7 million, assuming an initial public offering price of $12.00 per share (the mid-point of the estimated price range set forth on the cover page of this Prospectus).

  The net proceeds from the Offering will increase the Company's capital and surplus, which will result in a higher financial size rating from A.M. Best. Of these net proceeds, the Company intends to use approximately $10 to $12 million to acquire and capitalize, or to form and capitalize, an excess or surplus lines insurance company. Net proceeds that are not used for such purposes will be used for general corporate purposes, including other possible strategic acquisitions. The Company is not currently engaged in any discussions or activities related to the formation of an excess and surplus lines insurance company or any acquisitions. Management believes that the Company's increased capital base and financial size rating from A.M. Best, when combined with the Company's expertise in specialty insurance programs, should position the Company to target a broader client base.

  Pending such uses, the net proceeds from the Offering will be invested in investment grade, interest bearing securities.

                                DIVIDEND POLICY

  American Safety does not anticipate paying cash dividends on its Common Shares in the foreseeable future. As an insurance holding company, American Safety's ability to pay cash dividends to its shareholders will depend, to a significant degree, on the ability of the Company's subsidiaries to pay cash dividends to American Safety. The jurisdictions in which American Safety and its insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. The Company's current policy is for its primary insurance and reinsurance subsidiaries to retain their capital for growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Regulatory Matters" and Note 7 to the Company's Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1997 and as adjusted to give effect to the sale of 2,700,000 Common Shares by the Company in the Offering at an assumed initial public offering price of $12.00 per share (after deduction of the underwriting discount and estimated Offering expenses). The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                       AT SEPTEMBER 30, 1997
                                                      -------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      ----------- -------------
                                                      (Dollars in thousands)
Short-term debt(1)................................... $     1,250   $     1,250
Long-term debt.......................................           0             0
                                                      -----------   -----------
    Total debt.......................................       1,250         1,250
                                                      -----------   -----------
Shareholders' equity:
  Preferred stock, par value $.01 per share;
   5,000,000 shares authorized; no shares
   outstanding(2)....................................           0             0
  Common stock, par value $.01 per share; 15,000,000
   shares authorized; 2,925,230 shares
   outstanding(3)....................................          29            56
  Additional paid-in capital.........................       2,752        32,433
  Retained earnings..................................      17,763        17,763
  Unrealized gain relating to investments............         180           180
                                                      -----------   -----------
    Total shareholders' equity.......................      20,724        50,432
                                                      -----------   -----------
    Total capitalization............................. $    21,974   $    51,682
                                                      ===========   ===========

--------
(1) The Company repaid a $1.25 million surplus note on December 11, 1997.
(2) See "Description of Capital Stock."
(3) Excludes 169,463 Common Shares that are subject to options which are currently exercisable and 340,000 Common Shares that will be subject to outstanding but unvested stock options and restricted shares upon the completion of the Offering.

                                   DILUTION

  At September 30, 1997, the net tangible book value (defined as total shareholders' equity less goodwill) of the Company was $20.4 million, or $6.99 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the total number of Common Shares outstanding. After giving effect to the sale by the Company of 2,700,000 Common Shares in the Offering at an assumed initial public offering price of $12.00 per share, the pro forma net tangible book value of the Company at September 30, 1997 would have been approximately $50.2 million or $8.92 per share (after deducting the underwriting discount and estimated Offering expenses). This represents an immediate increase in net tangible book value of $1.93 per share to the existing shareholders and an immediate dilution in net tangible book value of $3.08 per share to new investors purchasing Common Shares in the Offering. The following table illustrates this dilution on a per share basis:

   Initial public offering price..................................       $12.00
     Net tangible book value before the Offering.................. $6.99
     Increase attributable to new investors.......................  1.93
                                                                   -----
   Pro forma net tangible book value after the Offering...........         8.92
                                                                         ------
   Dilution in net tangible book value to new investors(1)........       $ 3.08
                                                                         ======

--------
(1) Dilution is the difference between the initial public offering price per share and the pro forma net tangible book value per share after giving effect to the Offering and the 1,310-for-1 split of the Common Shares effective January 29, 1998.

  The following table sets forth on a pro forma basis as of September 30, 1997 the number and percentage of total outstanding Common Shares purchased, the total consideration and percentage of total consideration paid, and the average price paid per share by existing shareholders and by purchasers of the Common Shares in the Offering (before deducting the underwriting discount and estimated Offering expenses):

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                 ----------------- -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                 --------- ------- ----------- ------- ---------
   Existing shareholders........ 2,925,230   52.0% $ 2,781,041    7.9%  $ 0.95
   New investors................ 2,700,000   48.0   32,400,000   92.1   $12.00
                                 ---------  -----  -----------  -----
     Total...................... 5,625,230  100.0% $35,181,041  100.0%

  Each of the foregoing tables assumes that outstanding stock options will not be exercised. As of the date of this Prospectus, 509,463 Common Shares are reserved for issuance pursuant to outstanding stock options and restricted shares, of which 169,463 shares are subject to options currently exercisable. To the extent that such stock options are exercised, there may be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data with respect to the Company for the periods indicated. The balance sheet data as of December 31, 1995, December 31, 1996 and September 30, 1997, and the income statement data for each of the three fiscal years in the period ended December 31, 1996 and for the nine month periods ended September 30, 1996 and 1997, have been derived from the audited financial statements of the Company included elsewhere in this Prospectus. The balance sheet data as of March 31, 1993, December 31, 1993, December 31, 1994, and September 30, 1996 and the income statement data for the twelve months ended March 31, 1993 and the nine months ended December 31, 1993, have been derived from audited financial statements of the Company which are not included in this Prospectus. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for a full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus.

                                                                                         NINE
                          TWELVE MONTHS   NINE MONTHS                                MONTHS ENDED
                              ENDED          ENDED       YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                            MARCH 31,     DECEMBER 31,   -------------------------  ----------------
                             1993(1)        1993 (1)      1994     1995     1996     1996     1997
                          -------------   ------------   -------  -------  -------  -------  -------
                                   (In thousands, except per share and ratio data)
INCOME STATEMENT DATA:
Revenues:
 Direct and assumed
  premiums earned.......     $ 2,739        $ 2,053      $ 3,509  $ 6,109  $ 5,316  $ 3,820  $ 8,023
 Ceded premiums
  earned................        (147)          (165)         (89)    (362)  (1,044)    (958)  (1,517)
                             -------        -------      -------  -------  -------  -------  -------
   Net premiums earned..       2,592          1,888        3,420    5,747    4,272    2,862    6,506
 Net investment
  income................         739            559          663    1,346    1,207      944    1,177
 Interest on notes
  receivable............         --             --           --         7      885      505      636
 Brokerage commission
  income(2).............         --           1,058        1,706    2,145    1,881    1,457    1,565
 Management fees from
  affiliate(2)..........         --             381          464      475      479      356      444
 Net realized gains
  (losses)..............          17             63         (118)     200      177      155       14
 Other income...........         --              71          --       --         5        4       10
                             -------        -------      -------  -------  -------  -------  -------
   Total revenues.......       3,348          4,020        6,135    9,920    8,906    6,283   10,352
                             -------        -------      -------  -------  -------  -------  -------
Expenses:
 Losses and loss
  adjustment expenses
  incurred..............        (540)           828        1,424    2,905    2,056    1,383    3,533
 Acquisition expenses...       1,271          1,096          517    1,086      646      495    1,769
 Other expenses.........         266          1,543        2,247    2,029    3,110    2,172    2,445
                             -------        -------      -------  -------  -------  -------  -------
   Total expenses.......         997          3,467        4,188    6,020    5,812    4,050    7,747
                             -------        -------      -------  -------  -------  -------  -------
   Earnings before
    income taxes........       2,351            553        1,947    3,900    3,094    2,233    2,605
Income taxes............         --             126          329      720      177      178      383
                             -------        -------      -------  -------  -------  -------  -------
   Net earnings.........     $ 2,351        $   427      $ 1,618  $ 3,180  $ 2,917  $ 2,055  $ 2,222
                             =======        =======      =======  =======  =======  =======  =======
 Net earnings per
  share.................     $  0.79        $  0.14      $  0.54  $  1.07  $  0.98  $  0.69  $  0.75
Common shares and common
 share equivalents used
 in computing net
 earnings per share.....       2,983          2,983        2,983    2,974    2,974    2,974    2,974
GAAP RATIOS(3):
Loss and loss adjustment
 expense ratio..........       (20.8)%(4)      43.9%        41.6%    50.5%    48.1%    48.3%    54.3%
Expense ratio...........        59.3  (5)      71.7 (5)     30.7     23.4     29.3     28.6     36.4
                             -------        -------      -------  -------  -------  -------  -------
Combined ratio..........        38.5 %        115.6%        72.3%    73.9%    77.4%    76.9%    90.7%(6)
                             =======        =======      =======  =======  =======  =======  =======
Net premiums written to
 equity.................         0.2x           0.2x         0.3x     0.4x     0.3x     0.2x     0.3x
STATUTORY RATIOS(3):
Loss and loss adjustment
 expense ratio..........       (20.8)%(4)      43.9%        41.6%    50.5%    48.1%    48.3%    54.3%
Expense ratio...........        59.3  (5)      71.7 (5)     27.9     21.9     27.1     24.8     33.7
                             -------        -------      -------  -------  -------  -------  -------
Combined ratio..........        38.5 %        115.6%        69.5%    72.4%    75.2%    73.1%    88.0%(6)
                             =======        =======      =======  =======  =======  =======  =======
BALANCE SHEET DATA (AT
 END OF PERIOD):
Total investments.......     $13,220        $14,899      $17,393  $20,648  $17,964  $18,717  $27,549
Total assets............      14,931         16,761       20,344   27,143   31,299   28,889   42,173
Unpaid losses and loss
 adjustment expenses....       4,199          4,798        6,048    8,294    8,914    8,417   10,735
Total liabilities.......       4,418          6,007        8,406   10,529   13,267   11,847   21,449
Total shareholders'
 equity.................      10,513         10,754       11,938   16,614   18,032   17,043   20,724

-------
(1) American Safety changed its fiscal year end from March 31 to December 31.
(2) Reflects operations of Synergy Insurance Services, Inc. and Sureco Bond Services, Inc. which were acquired on April 2, 1993.
(3) See "Glossary of Selected Insurance Terms."

(4) Reflects a benefit from a downward adjustment in ultimate loss and loss adjustment expenses for prior accident years of $1.587 million.
(5) Reflects expenses incurred in connection with the acquisition of American Safety Casualty, the Company's U.S. insurance subsidiary.
(6) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The information in this discussion is presented on the basis of generally accepted accounting principles ("GAAP") and should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. All amounts and percentages are approximations.

OVERVIEW

  American Safety is a specialty insurance holding company which, through its subsidiaries, develops, underwrites, manages and markets primary casualty insurance and reinsurance programs in the alternative insurance market for (i) environmental remediation risks; (ii) employee leasing and staffing industry risks; and (iii) other specialty risks.

  The Company's general, pollution, and professional liability, workers' compensation, and surety (other than bail bonds) lines of business are written primarily for environmental remediation contractors, consultants and property owners involved with environmental risks. Environmental remediation contractors are involved in the removal or abatement of hazardous materials and conditions such as asbestos, lead, underground storage tanks and other environmental risks. Environmental consultants and similar professional firms engage in the detection and analysis of hazardous materials and the design and monitoring of remediation projects. The general, pollution, and professional liability policies written and reinsured by the Company are issued for specific environmental remediation risks, have limited (rather than absolute) pollution exclusions and contain aggregate limits of liability. The workers' compensation coverage for contractors involved in environmental remediation includes coverage for risks which may include occupational diseases from exposure to hazardous substances. Surety bonds issued by the Company guarantee the performance of environmental and other contractors on environmental remediation and construction projects, and the payment of sums due to laborers, materialmen and suppliers. See "Risk Factors--Significant Industry Concentration; Specialty Industry Risks."

  The Company's revenues are comprised of risk premium revenues, program management fees, insurance and reinsurance brokerage commissions, investment income, interest on notes receivable, net realized gains from the sale of investment securities, and other income. The Company's primary revenue source has been reinsurance assumed from its U.S. insurance subsidiary, its risk retention group affiliate and other insurers, for which the Company has developed specialty insurance programs. The Company and its risk retention group affiliate write only casualty coverages and therefore do not participate in reinsuring first party property coverages.

  The Company's development and structuring of programs are focused primarily on the generation of revenues and earnings, whether attributable to underwriting profits, fees, commissions, or a combination of these items. For example, a profitable program may be structured to result in break-even underwriting results in the Company's insurance subsidiaries, while at the same time creating revenues and earnings in the Company's program management or insurance brokerage subsidiaries.

  The combined ratio of an insurance company measures only the underwriting results of insurance operations and not the profitability of the overall Company. The Company's reported combined ratio for its insurance operations may not provide an accurate indication of the Company's overall profitability from insurance and reinsurance programs due to the fee and commission income generated in related non-insurance subsidiaries.

  During the nine months ended September 30, 1997, the Company continued to increase its workers' compensation business as a proportion of its total casualty business. Although the Company's workers' compensation business has a higher loss ratio than the Company's other lines of business, workers' compensation continues to generate an acceptable level of profit overall. During the same period, the Company instituted a bail bond program which was structured to produce a higher expense ratio than the Company's other lines of business. Although both the workers' compensation and bail bond programs contributed to a higher combined ratio for the Company's insurance subsidiaries, the structure of these programs did not affect the Company's overall profitability. Depending on the Company's mix of business going forward, the combined ratio may fluctuate from time to time and may not reflect the overall profitability of insurance programs to the Company.

  Certain of the Company's insurance policies and reinsurance assumed, including general and pollution liability policies covering environmental remediation risks, as well as workers' compensation policies, may be subject to claims brought years after an incident has occurred or the policy period has ended. The Company maintains reserves to cover its estimated liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred. See "Business--Reserves."

  In January 1998, American Safety formed a new reinsurance subsidiary, American Safety Re, a Bermuda licensed insurance company, and transferred its reinsurance business on a going forward basis to the subsidiary. American Safety now serves principally as a holding company for all of the subsidiaries' operations.

  The Company, both internally and by consulting outside vendors, has reviewed its internal business systems and believes that the systems, primarily its computer system, will process date information accurately and without interruption when required to process dates in the year 1999 and beyond. The Company has not been required to expend significant resources to address the year 2000 issue and does not anticipate any significant expenditures.

RESULTS OF OPERATIONS

  The following table sets forth the Company's consolidated revenues:

                                                                    PERCENT INCREASE
                                                                       (DECREASE)
                                                                 -------------------------
                                                   NINE MONTHS                      NINE
                                                      ENDED                        MONTHS
                         YEAR ENDED DECEMBER 31,  SEPTEMBER 30,    YEAR ENDED       ENDED
                         ------------------------ -------------- ---------------   -------
                                                                 1994 TO 1995 TO   1996 TO
                          1994     1995    1996    1996   1997    1995    1996      1997
                         -------  ------- ------- ------ ------- ------- -------   -------
                                             (Dollars in thousands)
Net premiums earned:
 Reinsurance:
  Workers'
   compensation......... $ 1,230  $ 3,223 $ 2,620 $1,552 $ 3,794  162.0%  (18.7)%    144.5 %
  General liability from
   affiliate............   2,190    2,506   1,522  1,238   1,447   14.4   (39.3)      16.9
                         -------  ------- ------- ------ -------
   Total reinsurance....   3,420    5,729   4,142  2,790   5,241   67.5   (27.7)      87.8
 Primary insurance:
  Surety................       0       18     130     72   1,265    --    622.2    1,681.7
                         -------  ------- ------- ------ -------
   Total primary
    insurance...........       0       18     130     72   1,265    --    622.2    1,681.7
                         -------  ------- ------- ------ -------
    Total net premiums
     earned.............   3,420    5,747   4,272  2,862   6,506   68.0   (25.7)     127.4
                         -------  ------- ------- ------ -------
Net investment income...     663    1,346   1,207    944   1,177  103.0   (10.3)      24.7
Interest on notes
 receivable                    0        7     885    505     636    --   12,543       25.9
Commission and fee
 income:
 Brokerage commission
  income................   1,706    2,145   1,881  1,457   1,565   25.7   (12.3)       7.3
 Management fees from
  affiliate.............     464      475     479    356     444    2.4     0.8       24.7
                         -------  ------- ------- ------ -------
  Total commission and
   fee income...........   2,170    2,620   2,360  1,813   2,009   20.7    (9.9)      10.7
                         -------  ------- ------- ------ -------
Net realized gains
 (losses)...............    (118)     200     177    155      14  269.5   (11.5)     (91.0)
Other income............     --       --        5      4      10    --      --       175.0
                         -------  ------- ------- ------ -------
     Total revenues..... $ 6,135  $ 9,920 $ 8,906 $6,283 $10,352   61.7%  (10.2)%     64.8 %
                         =======  ======= ======= ====== =======

  The following table sets forth the components of the Company's statutory combined ratio for the periods indicated:

                                                                   NINE
                                              YEAR ENDED       MONTHS ENDED
                                             DECEMBER 31,     SEPTEMBER 30,
                                            ----------------  ----------------
                                            1994  1995  1996  1996    1997(1)
                                            ----  ----  ----  ------  --------
   Insurance operations:
     Loss and loss adjustment expense
      ratio................................ 41.6% 50.5% 48.1%   48.3%    54.3%
     Expense ratio......................... 27.9  21.9  27.1    24.8     33.7
                                            ----  ----  ----  ------   ------
       Combined ratio...................... 69.5% 72.4% 75.2%   73.1%    88.0%
                                            ====  ====  ====  ======   ======

--------
(1) See "--Overview."

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Net Premiums Earned. Net premiums earned increased 127.4% from $2.9 million for the nine months ended September 30, 1996 to $6.5 million for the same period in 1997. The principal factor accounting for the increase was the Company's assumption in 1997 of workers' compensation reinsurance business from an unaffiliated insurance carrier, which increased net premiums earned from workers' compensation reinsurance by 144.5% from $1.6 million in the 1996 period to $3.8 million in the 1997 period. The magnitude of this increase was affected by workers' compensation premium refunds of $634,000 in the 1996 period on business that had been recorded in the prior year.

  In workers' compensation insurance, annual premium payments are generally determined on the basis of the insured company's payroll. At the start of a policy year, the level of payroll is unknown and must be estimated. The insured then pays workers' compensation premiums based on this estimate of future payroll. At policy expiration, an audit is performed to determine the insured's actual payroll for the policy period. Then, the actual payroll is compared to the original estimate, and either an additional workers' compensation premium is billed or a return premium is refunded.

  The workers' compensation premium refunds of $634,000, which reduced the Company's 1996 revenues, were a result of changes in the Company's estimate of the ultimate premium, based upon audits of the insured's 1994 and 1995 payroll estimates.

  General liability reinsurance premiums increased 16.9% from $1.2 million for the nine months ended September 30, 1996 to $1.4 million for the same period in 1997 as a result of new accounts written by the Company's risk retention group affiliate. In the Company's primary insurance business, net premiums earned from the Company's U.S. insurance subsidiary's surety program increased from $72,000 for the nine months ended September 30, 1996 to $1.3 million for the same period in 1997, primarily due to the initiation of a bail bond program in 1997 which produced $1.0 million in net premiums earned for the nine months ended September 30, 1997. The Company has discontinued its participation in the bail bond program due to inadequate premium production.

  Net Investment Income. Net investment income increased 24.7% from $944,000 for the nine months ended September 30, 1996 to $1.2 million for the same period in 1997 as a result of the investment of additional cash flows from insurance operations. The average annual pre-tax yield on investments was 6.4% in the 1996 period and 6.9% in the 1997 period. The average annual after-tax yield on investments was 5.8% for the nine months ended September 30, 1996 and 6.2% for the same period in 1997.

  Interest from Notes Receivable. Interest from notes receivable increased 25.9% from $505,000 for the nine months ended September 30, 1996 to $636,000 for the same period in 1997. This increase resulted primarily from an increase in the outstanding notes receivable.

  Brokerage Commission Income. Income from insurance brokerage operations increased 7.3% from $1.5 million for the nine months ended September 30, 1996 to $1.6 million for the same period in 1997 as a result of increased commissions derived from insurance business produced through the Company's risk retention group affiliate and unaffiliated insurance companies.

  Management Fees. Management fees increased 24.7% from $356,000 for the nine months ended September 30, 1996 to $444,000 for the same period in 1997 as a result of increased service levels provided by the Company to its risk retention group affiliate.

  Net Realized Gains. Net realized gains from the sale of investments decreased from $155,000 for the nine months ended September 30, 1996 to $14,000 for the same period in 1997.

  Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses increased 155.4% from $1.4 million for the nine months ended September 30, 1996 to $3.5 million for the same period in 1997 due to the 127.4% increase in net premiums earned and a corresponding increase in reserves primarily due to the increase in the workers' compensation line of business.

  Acquisition Expenses. Policy acquisition expenses increased from $495,000 for the nine months ended September 30, 1996 to $1.8 million for the same period in 1997. This increase resulted from the initiation of the bail bond program which was structured to have an expense ratio of approximately 96%.

  Other Expenses. Other expenses increased 12.6% from $2.2 million for the nine months ended September 30, 1996 to $2.4 million for the same period in 1997 due to salary increases and increased staffing required to handle new and existing programs.

  Income Taxes. Federal and state income taxes increased from $178,000 for the nine months ended September 30, 1996 to $383,000 for the same period in 1997 due to increased taxable income in the Company's U.S. insurance subsidiary.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Net Premiums Earned. Net premiums earned decreased 25.7% from $5.7 million in 1995 to $4.3 million in 1996. Net premiums earned from workers' compensation reinsurance decreased 18.7% from $3.2 million in 1995 to $2.6 million in 1996. Workers' compensation premium refunds of $782,000, which reduced the Company's 1996 revenues, were a result of changes in the ultimate premium, based upon subsequent audits of the insureds' 1994 and 1995 payrolls as compared to the insureds' payroll estimates. Net premiums earned from general liability reinsurance decreased 39.3% from $2.5 million in 1995 to $1.5 million in 1996 due to increased competition and lower premium rates charged by the Company's risk retention group affiliate. Net premiums earned from the Company's U.S. insurance subsidiary's surety line of business for contract performance and payment bonds increased from $18,000 in 1995 to $130,000 in 1996, as a result of the Company's increased emphasis on its surety business.

  Net Investment Income. Net investment income decreased 10.3% from $1.3 million in 1995 to $1.2 million in 1996 as a result of a decrease in investment yields and a reduction in average invested assets. Invested assets declined in 1996, as the Company shifted a portion of its investment portfolio, as well as current operating cash flow, from invested assets to notes receivable. The average annual pre-tax yield on investments was 7.1% in 1995 and 6.2% in 1996, and the average annual after-tax yield on investments was 6.4% in 1995 and 5.6% in 1996.

  Interest from Notes Receivable. Interest from notes receivable increased from $7,000 in 1995 to $885,000 in 1996. This increase resulted primarily from an increase in the outstanding notes receivable.

  Brokerage Commission Income. Income from brokerage operations decreased 12.3% from $2.1 million in 1995 to $1.9 million in 1996 due to lower fees on workers' compensation accounts, certain refunds of such fees connected with audit premium refunds, and lower commissions on general liability insurance as a result of decreased premiums.

  Management Fees. Management fees increased 0.8% from $475,000 in 1995 to $479,000 in 1996.

  Net Realized Gains. Net realized gains from the sale of investments decreased 11.5% from $200,000 in 1995 to $177,000 in 1996.

  Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses decreased 29.2% from $2.9 million in 1995 to $2.1 million in 1996 as a result of a reduction in the projected losses for the general liability reinsurance business previously estimated by the Company's independent actuarial consulting firm.

  Acquisition Expenses. Policy acquisition expenses decreased 40.5% from $1.1 million in 1995 to $646,000 in 1996 due to lower premium volumes.

  Other Expenses. Other expenses increased 53.3% from $2.0 million in 1995 to $3.1 million in 1996 due to increased staffing to support growth, salary increases, licensing efforts, relocation of office space and the development of an internal insurance agency.

  Income Taxes. Federal and state income taxes decreased from $720,000 in 1995 to $177,000 in 1996, due to lower taxable income in the Company's U.S. insurance subsidiary.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Net Premiums Earned. Net premiums earned increased 68.0% from $3.4 million in 1994 to $5.7 million in 1995. Net premiums earned for workers' compensation reinsurance increased from $1.2 million in 1994 to $3.2 million in 1995 as a result of the Company's first full year of operating the program. Net premiums earned from general liability reinsurance increased 14.4% from $2.2 million in 1994 to $2.5 million in 1995 due to the addition of new insureds by the Company's risk retention group affiliate. The Company's U.S. insurance subsidiary began writing contract surety bonds for environmental remediation and construction contractors in 1995.

  Net Investment Income. Net investment income increased 103.0% from $663,000 in 1994 to $1.3 million in 1995 as a result of the investment of additional cash flows from insurance operations. The average annual pre-tax yield on investments was 4.1% in 1994 and 7.1% in 1995, and the average annual after-tax yield on investments was 3.5% in 1994 and 6.4% in 1995.

  Interest from Notes Receivable. Interest from notes receivable increased from $0 in 1994 to $7,000 in 1995. This increase resulted from a note receivable obtained in the last quarter of 1995.

  Brokerage Commission Income. Brokerage commission income increased 25.7% from $1.7 million in 1994 to $2.1 million in 1995 as a result of increased commissions derived from insurance business produced through the Company's risk retention group affiliate and unaffiliated insurance companies.

  Management Fees. Management fees increased 2.4% from $464,000 in 1994 to $475,000 in 1995, as a result of increased fees charged by the Company to its risk retention group affiliate for increased levels of service.

  Net Realized Gains (Losses). Net realized gains (losses) from the sale of investments improved from a net realized loss of $118,000 in 1994 to a net realized gain of $200,000 in 1995.

  Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses increased 104.1% from $1.4 million in 1994 to $2.9 million in 1995 due to increases in premiums from the workers' compensation program attributable to its first full year of operations.

  Acquisition Expenses. Policy acquisition expenses increased from $517,000 in 1994 to $1.1 million in 1995 due to higher premium volumes for the general liability and workers' compensation reinsurance business.

  Other Expenses. Other expenses decreased 9.7% from $2.2 million in 1994 to $2.0 million in 1995.

  Income Taxes. Federal and state income taxes increased from $329,000 in 1994 to $720,000 in 1995 due to higher taxable net income in the Company's U.S. insurance subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has met its cash requirements and financed its growth principally through cash flows generated from operations. The Company's primary sources of cash flow are proceeds from the sale or maturity of invested assets, premiums earned, investment income, commission income and management fees. The Company's short-term cash requirements are primarily for claims payments, reinsurance premiums, commissions, salaries, employee benefits and other operating expenses, and the purchase of investment securities, which have historically been satisfied from operating cash flows. Due to the uncertainty regarding settlement of unpaid claims, the long-term liquidity requirements of the Company may vary, and the Company has attempted to structure its investment portfolio to take into account the historical payout patterns. Management believes that the Company's current cash flows are sufficient for its short-term needs and the Company's invested assets are sufficient for its long-term needs. See "Business--Investment Portfolio." The Company also purchases reinsurance to mitigate the effect of large claims and to help stabilize demands on its liquidity. See "Business--Reinsurance."

  On a consolidated basis, net cash provided from operations was $3.6 million for 1994, $5.3 million for 1995, $3.6 million for 1996 and $6.4 million for the nine months ended September 30, 1997. The positive cash flows for all four periods were primarily attributable to net premiums written, net earnings, and increases in reserves for unpaid losses. Because workers' compensation and general liability claims may be paid over an extended period of time, the Company has established relatively large loss reserves for such lines of business. The assets supporting the Company's reserves continue to earn investment income until claim payments are made.

  Total assets increased from $27.1 million at December 31, 1995 to $31.3 million at December 31, 1996 and to $42.2 million at September 30, 1997, primarily due to increases in cash, invested assets and notes receivable. Cash, invested assets and notes receivable increased from $25.2 million at December 31, 1995 to $27.3 million at December 31, 1996 and to $34.9 million at September 30, 1997 as a result of increases in net premiums written, investment income, and premiums held under a rent-a-captive program.

  A rent-a-captive program is an insurance program under which the insured assumes a portion of the risk of loss, generally in the form of a deductible or self-insured retention. See "Glossary of Selected Insurance Terms." In such programs, the insurer may agree to pay losses within the deductible or self-insured retention layer. A premium is charged and held by the insurer to pay such losses of the insured within such layers of risk. To the extent that the premium exceeds paid claims and reserves for reported claims and claims incurred but not reported, the insured generally is entitled to the benefit of such excess.

  The Company has no present plans to make any significant capital expenditures.

  American Safety is an insurance holding company whose principal assets are its investment portfolio and its investment in the capital stock of its subsidiaries. As an insurance holding company, American Safety's ability to pay dividends to its shareholders will depend, to a significant degree, on the ability of the Company's subsidiaries to pay dividends to American Safety. The jurisdictions in which American Safety and its insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. See Note 7 to the Company's Consolidated Financial Statements regarding restrictions on the payment of dividends.

  In January 1997, the Securities and Exchange Commission approved rule amendments regarding disclosures concerning derivative financial instruments, other financial instruments and derivative commodity instruments (the "Release"). The Release requires inclusion in the footnotes to the financial statements of extensive detail about the accounting policies followed by a company in connection with its accounting for derivative financial instruments and derivative commodity instruments. As of September 30, 1997, the Company had no investments in derivative instruments.

INCOME TAXES

  American Safety is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains. American Safety has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of The Exempted Undertakings Tax Protection Act 1966, which exempts American Safety and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance until March 28, 2016. The Company, exclusive of its United States subsidiaries, does not consider itself to be engaged in a trade or business in the United States and accordingly does not expect to be subject to direct United States income taxation. The Company's U.S. subsidiaries are subject to taxation in the United States. See "Certain Tax Considerations."

IMPACT OF INFLATION

  Property and casualty insurance premiums are established before the amounts of losses and loss adjustment expenses are known and therefore before the extent by which inflation may affect such expenses is known. Consequently, the Company attempts, in establishing its premiums, to anticipate the potential impact of inflation. However, for competitive and regulatory reasons, the Company may be limited in raising its premiums consistent with anticipated inflation, in which event the Company, rather than its insureds, would absorb inflation costs. Inflation also affects the rate of investment return on the Company's investment portfolio with a corresponding effect on the Company's investment income.

                                   BUSINESS

OVERVIEW

  American Safety is a specialty insurance holding company which, through its subsidiaries, develops, underwrites, manages and markets primary casualty insurance and reinsurance programs in the alternative insurance market for (i) environmental remediation risks; (ii) employee leasing and staffing industry risks; and (iii) other specialty risks. The Company has demonstrated expertise in developing specialty insurance coverages and custom designed risk management programs not generally available in the standard insurance market.

  The Company's specialty insurance programs include coverages for general liability, pollution liability, professional liability, workers' compensation and surety, as well as custom designed risk management programs (including captive and rent-a-captive programs), for contractors, consultants and other businesses and property owners who are involved with environmental remediation, employee leasing and staffing, and other specialty risks. Through its U.S. brokerage and management services subsidiaries, the Company also provides specialized insurance program development, underwriting, risk placement, reinsurance, program management, brokerage, loss control, claims administration and marketing services.

  The Company is able to select its roles as program developer, primary underwriter, reinsurer, program manager and broker based on its assessment of each risk profile. After determining its roles, the Company utilizes its insurance and reinsurance subsidiaries, its insurance brokerage and management services subsidiaries, and its risk retention group affiliate to generate risk premium revenues, program management fees, insurance and reinsurance commissions and investment income, as appropriate.

  The Company insures and places risks through its U.S. insurance subsidiary, American Safety Casualty, as well as its non-subsidiary risk retention group affiliate, American Safety RRG, and substantial unaffiliated insurance and reinsurance companies. The Company also reinsures and places, through its Bermuda reinsurance subsidiary, American Safety Re, a portion of the risks underwritten directly by American Safety Casualty, American Safety RRG and other insurers.

  Substantially all of the reinsurance business that the Company currently assumes is for primary insurance programs that the Company has developed and underwritten.

  The Company provides insurance coverages and services in all 50 states and principally markets its insurance programs through approximately 160 independent insurance agency and brokerage firms. For the nine months ended September 30, 1997, approximately 51% of the gross premiums written for the Company's principal lines of insurance and reinsurance were produced from California (14.1%), New York (9.1%), Texas (8.4%), Florida (7.7%), South Carolina (6.5%) and Georgia (5.2%). In 1996, approximately 49% of the gross premiums written for the Company's principal lines of insurance and reinsurance were produced from California (16.0%), New York (9.3%), Florida (8.3%), Texas (7.3%), New Jersey (4.3%) and Georgia (4.1%). See "--Primary Insurance Operations--Environmental Programs--Surety" and "Regulatory Matters--U.S. Regulation."

INDUSTRY RATING

  In December 1995, A.M. Best, an independent nationally recognized insurance industry rating service and publisher, assigned a rating of "A (Excellent)" on a group basis to American Safety, as well as its U.S. insurance subsidiary, American Safety Casualty, and its non-subsidiary risk retention group affiliate, American Safety RRG.

ALTERNATIVE INSURANCE MARKET

  The alternative insurance market has developed over the past 15 years to serve insureds whose insurance needs have not been adequately met by the standard insurance market. According to A.M. Best, from 1990 to 1995, a period characterized by excess insurance capacity and declining premium rates, the alternative insurance market grew from approximately 35% to 44% of the total U.S. commercial insurance market, and the total annual premium volume of the alternative insurance market grew from approximately $66 billion to $104 billion.

  Alternative insurance programs generally involve (i) the underwriting of risks which are characterized by the standard insurance market as difficult or which generate too little premium for standard insurance companies; and/or
(ii) the design of specialized insurance programs, such as deductible or risk retention programs, and captive or rent-a-captive programs, which enable insureds to assume a portion of their own risks and share in the underwriting profitability or losses of the program. Originally developed to respond to the needs of insureds for adequate insurance coverage and affordable premium rates, the alternative insurance market also responds to strategic needs of insureds for better financial management, improved claims handling, more effective risk management, customized insurance programs, direct access to the worldwide reinsurance market and greater control over loss prevention. The benefits of such alternative insurance market techniques typically include lower and more stable costs, greater control by the client of its risk management program and an increased emphasis within the client's organization on loss prevention and loss control.

BUSINESS STRATEGY

  The Company's business strategy is to develop insurance programs for the environmental remediation industry and the employee leasing and staffing industry, as well as other specialty industries and risks. The Company targets niche insurance markets and opportunities where its expertise is required and where competition is limited. The Company utilizes a flexible approach to accomplish its strategy by combining (i) intensive underwriting, (ii) value-added services, including quality coverage enhancements, professional risk management, dedicated loss control and claims management, and (iii) superior service to insurance agents, brokers and insureds.

  The Company differentiates itself by its ability to select its roles as program developer, primary underwriter, reinsurer, program manager and broker based on its assessment of each specialty risk profile. Through its ability to assume a risk bearing role (such as primary insurance, reinsurance or both), a production role (such as primary or reinsurance brokerage commissions), and a service role (such as the provision of loss control, claims administration, management and marketing services) as appropriate, the Company seeks to generate underwriting profits, brokerage commissions and program management fees.

  The following diagram describes the various services provided by the
Company:

    [Diagram listing the various types of services provided by the Company]

  Since 1986, the Company's capacity for innovation has been demonstrated through its development of the following specialty insurance coverages and custom designed programs:

  * 1986--an insurance policy to insure the general liability risks of asbestos abatement contractors, and the establishment of technical loss control guidelines for performing such work.

  * 1987--an insurance policy to provide limited occurrence form coverage for asbestos abatement contractors, thereby protecting insureds from claims that might be brought over an extended period of time.

  * 1987--coverage for the transportation of asbestos-containing materials and coverage for specific technical abatement methodologies, such as encapsulation and enclosure of asbestos-containing materials.

  * 1988--the formation of American Safety RRG, one of the first U.S. insurance companies to provide general liability coverage for asbestos abatement activities.

  * 1990--a non-collateralized surety program for environmental remediation contractors.

  * 1991--a program to provide coverage for lead abatement and a broader range of environmental remediation efforts.

  * 1994--a workers' compensation insurance program for environmental remediation contractors and consultants, as well as coverage for the financial responsibility requirements imposed upon owners of municipal solid waste landfills in connection with the closure of such landfills and the provision of post-closure care.

  * 1995--workers' compensation and general liability insurance programs for employee leasing companies (also known as professional employer organizations) and employee staffing companies.

GROWTH STRATEGY

  The additional capital to the Company from the net proceeds of the Offering will result in a higher financial size rating from A.M. Best. Management believes that the Company's increased capital base and financial size rating, when combined with the Company's expertise in specialty risk insurance programs, should position the Company to target a broader client base through the following strategies:

  * the continued development of new insurance programs, as well as enhanced coverages, for clients and industries currently served by the Company.

  * the continued development of insurance programs for clients, industries and risks not currently served by the Company.

  * the acquisition or formation of an excess and surplus lines insurance company to enhance the Company's ability to enter additional classes of insurance business.

  * the acquisition of agencies or insurers specializing in insurance program business.

PROGRAM DEVELOPMENT, MANAGEMENT AND ADMINISTRATIVE OPERATIONS

  The Company's U.S. brokerage and management subsidiaries, in combination with the Company's primary insurance and reinsurance companies, provide a broad range of dedicated services in connection with the development and implementation of specialty risk insurance programs.

  SYNERGY INSURANCE SERVICES. Synergy provides insurance program development, underwriting, risk placement, reinsurance placement, program management, brokerage, loss control, claims administration, marketing and administrative services to the Company's U.S. insurance operations, its risk retention group affiliate, and unaffiliated insurers and reinsurers. Synergy employs all the Company's employees and manages the Company's U.S. business operations, while the Company's Bermuda operations are managed under contract by Mutual Risk Management (Bermuda), Ltd, an unaffiliated party.

  Synergy identifies and evaluates potential new program business and also receives submissions for new programs from insurance brokers and other intermediaries throughout the United States. When a submission for a new program is received, Synergy identifies the resources needed to evaluate and develop the program. In evaluating and developing a new program, Synergy considers the following factors: whether the submitting party will bear risk and the collateral security required therefor; the analysis of historic loss data; the integrity and experience of the submitting party; the availability of reinsurance; and the potential profitability of the program to the Company. If the prospects for a new program appear favorable, Synergy designs the structure for the new program and determines what additional services, such as program management, brokerage, reinsurance, loss control, claims administration, marketing, or other services will be required. Synergy determines which entities, both affiliated and unaffiliated, are best able to provide such services in a cost-effective manner and implements the program.

  Synergy has been successful in developing many of the Company's primary insurance and reinsurance programs. Synergy has also served since 1990 as the program manager for the Company's risk retention group affiliate, providing it, within administrative guidelines, with program management, underwriting, loss control, brokerage, marketing and financial services.

  MANAGEMENT AND ADMINISTRATIVE SERVICES. In the development and implementation of programs, Synergy provides a number of fee and commission-based services. Synergy provides (i) program management services for the overall management and administration of a program; (ii) underwriting services for evaluating individual risks or classes of risk; (iii) risk placement services for determining the most effective means of providing particular coverages; (iv) brokerage services for placing risks with affiliated or unaffiliated carriers; (v) reinsurance intermediary services for placing ceded reinsurance for a program; (vi) loss control services for evaluating the risks posed by a particular class of risk, as well as the ability of insureds to control their losses; (vii) claims administration services for the prompt reporting and handling of claims, and the supervision of claims adjusters and third party administrators; (viii) marketing services for designing and placing advertisements and other marketing materials, as well as marketing insurance programs to independent agents and brokers; and (ix) administrative services, including for billing, collecting and reporting primary and reinsurance premiums, producing financial reports on programs and paying claims.

  OTHER INSURANCE SERVICE SUBSIDIARIES. The Company has four other U.S. subsidiaries engaged, under the direction of Synergy, in various administrative and insurance agency services. Environmental Claims Services, Inc. operates as a specialized claims administration facility engaged in the administration and analysis of environmental and other specialty program claims. Sureco Bond Services, Inc. and Harbor Insurance Services, Inc. are surety bond agencies authorized to write contract performance and payment bonds for unaffiliated insurance carriers. American Safety Purchasing Group, Inc. was formed to facilitate the provision of certain insurance coverages through a purchasing group (as defined by the Risk Retention Act) by licensed insurance companies, including the Company's U.S. insurance subsidiary, American Safety Casualty.

PRIMARY INSURANCE OPERATIONS

  The Company, through its U.S. insurance subsidiary and its risk retention group affiliate, provides primary casualty insurance in the alternative insurance market for (i) environmental remediation risks; (ii) employee leasing and staffing industry risks; and (iii) other specialty risks. The Company's specialty insurance programs include coverages for general liability, pollution liability, professional liability, workers' compensation and surety, as well as custom designed risk management programs (including captive and rent-a-captive programs), for contractors, consultants and other businesses and property owners who are involved with environmental remediation, employee leasing and staffing, and other specialty risks.

  ENVIRONMENTAL INSURANCE PROGRAMS. The Company has developed specialty insurance programs for a broad range of environmental concerns and believes that its intensive underwriting, dedicated loss control and claims management, and superior service orientation will enable it to expand its insurance program base to other environmental coverages not currently being provided. Since 1986, the Company's insurance programs have helped asbestos abatement and other environmental remediation contractors and consultants, as well as property owners, perform remediation work in schools, hospitals, commercial, industrial and other facilities, thereby protecting school children, factory workers, and numerous public and private employees from the potential threat of environmental health hazards.

  The Company's in-house underwriting department consists of trained environmental and other specialty risk underwriters, many of whom have been with the Company for several years. The underwriting staff analyzes loss histories of prospective insureds, as well as the insureds' technical capabilities and experience with similar projects to those for which insurance is being requested. The underwriting staff may also request references and financial information. Some of the underwriters have technical backgrounds and experience in various environmental fields. The Company's in-house loss control department is also involved in the underwriting process, in reviewing technical work guidelines provided by insureds, such as safety and health practices and procedures, as well as inspecting contractor insureds' environmental remediation project sites and recordkeeping throughout the United States. The loss control professionals have backgrounds in engineering or environmental fields.

  The Company combines intensive loss control procedures with its expertise in the underwriting process to currently insure, through its U.S. insurance subsidiary and its risk retention group affiliate, nearly 1,000 insureds throughout the United States for a broad range of coverages for asbestos and lead abatement, hazardous materials and hazardous waste remediation, underground storage tank removal and replacement, and "brownfields" remediation. The Company estimates that it has insured through its insurance and reinsurance subsidiaries and its risk retention group affiliate in excess of 300,000 environmental remediation projects since 1986. The Environmental Business Journal's Annual Industry Overview 1997 estimated that the United States environmental industry, which includes contractors, consultants, equipment manufacturers and other service firms served by the Company, generated approximately $181 billion of revenue in 1996.

  The Company's general and pollution liability policies for environmental risks cover bodily injury and property damage to third parties arising out of the operations of insureds, which may include losses arising from exposure to specific hazardous substances that are released during a remediation project. Coverages provided for professional liability protect insureds against claims arising out of errors and omissions committed in the performance of professional consulting, testing, laboratory and similar services, such as the failure to detect hazardous materials in connection with assessments for same, or the failure to properly design or monitor performance on remediation projects in accordance with contracts entered into by such insureds. The Company also provides workers' compensation coverage for contractors involved in environmental remediation, which may include risks such as occupational diseases from exposure to hazardous substances.

  The Company provides coverage for a broad range of environmental risks, including:

    Asbestos Abatement. Asbestos is a fibrous mineral which has been commercially produced for, among other things, insulation and reduction of fire and heat in buildings and products. In spite of the usefulness of asbestos, health problems have arisen with its use. In response to the need for detection, abatement and removal of asbestos, the asbestos abatement industry developed in the mid-1980's and sought insurance for risks involved with its business. For the past 12 years, the Company has provided general, pollution and professional liability coverages as well as workers' compensation coverage for contractors, consultants, other businesses and property owners involved with asbestos abatement.

    Lead Abatement. The Company provides general, pollution and professional liability coverages and workers' compensation coverage for lead paint abatement contractors, consultants and property owners in connection with the abatement of lead paint from both public and private facilities, including housing authority complexes.

    Underground Storage Tank Removal. The Company provides general, pollution and professional liability coverages as well as workers' compensation coverage to contractors and consultants for the removal and replacement of underground storage tanks, including associated soil remediation activities attributed to leaking underground storage tanks.

    Other Hazardous Substances. The Company provides general, pollution and professional liability coverages, and workers' compensation coverage in connection with the removal and remediation of other hazardous substances, including hazardous waste, polychlorinated biphenyls (PCBs) and various petroleum products.

    Other Environmental Risks. The Company provides environmental insurance coverages that offer protection against environmental exposures arising from general business operations. Environmental insurance coverage is offered for varied purposes such as financing real estate transactions, transferring real estate and protecting against the release of hazardous substances from disposal sites.

    Surety. The Company's U.S. insurance subsidiary, American Safety Casualty, is licensed to write surety bonds in 42 states (other than Connecticut, Maine, Massachusetts, Michigan, New Hampshire, North Carolina, Oregon and Wyoming), primarily providing contract performance and payment bonds to environmental and construction contractors. American Safety Casualty is listed as an acceptable surety on federal bonds, commonly known as a "Treasury Listed" or "T-listed" surety, enabling it to issue surety bonds for federal projects, as well as state and private projects that utilize such designation as a reference in determining the acceptability of surety companies. American Safety Casualty's underwriting limitation, as determined by the Department of the Treasury as of July 1, 1997, was $825,000 on a per-bond basis; however, this limitation does not constrain the amount of a bond that can be written, provided that the excess exposure is protected with approved reinsurance or other methods prescribed by the Department of the Treasury. American Safety Casualty maintains reinsurance with approved reinsurers for the purpose of issuing bonds in excess of its underwriting limitation.

  EMPLOYEE LEASING AND STAFFING INDUSTRY. The Company, through its U.S. brokerage and management services subsidiaries, places and writes workers' compensation and general liability insurance for employee leasing companies (also known as professional employer organizations) and staffing industry companies through custom designed captive and rent-a-captive programs. These insurance programs were originally developed to enable employee leasing and staffing industry companies to obtain environmental services industry clients; subsequently, these programs have been expanded to cover non-environmental clients as well.

  Employee leasing companies generally focus on small to medium size businesses and provide their clients with integrated human resource administration and risk management services. Although the client maintains control of the activities of the worksite employees, the employee leasing company legally becomes the employer of record for its client's employees. The employee leasing company assumes substantial employer responsibilities and risks, including payment of payroll, filing and remitting of related taxes, provision for workers' compensation insurance coverage, management of workers' compensation claims, provision and administration of health and other employee benefits and offering of various risk management services in compliance with state and federal guidelines.

  Staffing industry companies provide temporary employees to a broad range of industries and businesses, with the staffing companies directly employing the workers and remaining responsible for payroll, workers' compensation insurance coverage and human resource functions.

  General liability policies written for employee leasing and staffing companies protect such companies from claims arising out of bodily injury or property damage arising from their operations, which may include claims brought against the employee leasing and staffing company as a result of performance of activities by their employees, although such employees are under the direction and control of the employee leasing and staffing company's clients. Employee leasing and staffing companies generally require their clients to independently maintain general liability coverage to protect the client against such claims. Substantially all of the premiums assumed by the Company from this line of business are attributable to workers' compensation coverage provided.

  As the legal and regulatory environment for employers becomes increasingly complex, resulting in higher employment costs per employee, the Company believes that employee leasing and staffing industry companies will continue to grow. The Company expects that such industry growth will present significant opportunities to the Company in connection with the development of workers' compensation and liability insurance programs, not only for the employee leasing and staffing industry companies themselves, but also for their clients.

  OTHER PROGRAMS. The Company continually evaluates and seeks to develop insurance programs for other specialty industries and risks. The Company has developed several other specialty programs, including liability coverage for persons owning firearms; a prepaid legal expense program for individuals who receive traffic citations; a bail bond program (which was subsequently discontinued); and a program to provide coverage for the financial responsibility requirements imposed upon owners of municipal solid waste landfills in connection with the closure of such landfills and the provision of post-closure care.

  UNDERWRITING. Synergy's underwriting staff handles all insurance underwriting functions, with specific underwriting authority related to the experience and knowledge level of each underwriter. Risks that are perceived to be more difficult and complex are underwritten by experienced staff and reviewed by management. Synergy uses management information reports to measure risk selection and pricing in order to control underwriting performance. The principal underwriting factors used by Synergy for underwriting liability, workers' compensation and surety coverages, are a financially stable business, an established operating history, favorable loss histories and a demonstrated commitment to loss control practices.

  CLAIMS. Claims arising under the policies and treaties issued or reinsured by the Company are reviewed and managed by Synergy's internal claims department. When Synergy receives notice of a loss, its claims personnel open a claim file and establish a reserve with respect to the loss. Synergy retains claims settlement authority, delegating only limited settlement authority to certain third party administrators. Synergy emphasizes prompt and fair settlement of meritorious claims, maintenance of adequate loss reserves and careful control of claims adjustment and legal expenses.

REINSURANCE ASSUMED

  Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) all or a portion of the risk or risks that the ceding company has assumed under the insurance policy or policies it has issued. A ceding company may purchase reinsurance for any number of reasons including to obtain, through the transfer of a portion of its liabilities, greater underwriting capacity than its own capital resources would support, to stabilize its underwriting results, to protect against catastrophic loss, and to enter into or withdraw from a line of business. Reinsurance can be written on either a quota share or excess of loss basis, under either a treaty or facultative reinsurance agreement. See "Glossary of Selected Insurance Terms."

  Substantially all of the reinsurance business that the Company currently assumes is for primary insurance coverages that the Company has developed and underwritten. The Company, through its reinsurance subsidiary, enters into treaties with its U.S. insurance subsidiary, its risk retention group affiliate and unaffiliated carriers with whom the Company has developed insurance programs. The Company reinsures, generally on an excess of loss basis, the general liability, pollution liability, professional liability, workers' compensation and surety risks for contractors, consultants and other businesses and property owners who are involved with environmental remediation, as well as programs for the employee leasing and staffing industry and other specialty risks.

  For the year ended December 31, 1996, of the $4.8 million of gross reinsurance premiums written by the Company, approximately $2.0 million was assumed from its risk retention group affiliate, with the balance of approximately $2.8 million assumed from unaffiliated insurers. For the nine months ended September 30, 1997, of the $5.9 million of gross reinsurance premiums written by the Company, approximately $1.7 million was assumed from its risk retention group affiliate, with the balance of approximately $4.2 million assumed from unaffiliated reinsurers.

  The Company's assumed reinsurance business for general liability, pollution, and professional liability is written under excess of loss treaties primarily with its risk retention group affiliate. In the layer of the first $500,000 of loss per occurrence, the Company assumes 70% of the losses arising from claims covered under the policies written after the reinsured pays the first $100,000 of claims in the aggregate on an annual basis; and the reinsured retains 30% of the risk after payment of the aggregate amount. The Company also assumes workers' compensation reinsurance from Legion Insurance Company ("Legion"). After a retention of the first 10% of premium by Legion for payment of claims, the Company reinsures Legion for the next $250,000 per occurrence, subject to a 70% aggregate stop-loss ratio percentage. The Company assumes a 50% quota share of loss from Underwriters Reinsurance Company for surety bonds written by such carrier under the Company's surety program.

  The Company's U.S. insurance subsidiary cedes certain risks on a quota share basis to the Company's reinsurance subsidiary in order to provide for a spread of risk among the respective companies as well as to increase the capacity of the Company's U.S. insurance subsidiary to write insurance and reinsurance business. There is no material effect on the Company's operating results or on the risk-based capital or other regulatory ratios of the Company's U.S. insurance subsidiary.

  Management's reinsurance underwriting strategy is to utilize the underwriting expertise of Synergy, the Company's principal U.S. program development, underwriting and administrative services subsidiary, to practice discipline in selecting and retaining risks and structuring insurance programs which the Company reinsures. The Company's reinsurance treaties with its U.S. insurance subsidiary and risk retention group affiliate automatically cover primary insurance programs written by such carriers. Authority to bind the Company is limited to Synergy's senior management. The Company utilizes Synergy to provide direct contact with reinsureds, either by underwriting or claim audits or periodic loss control visits to the insureds and the producing brokers, both to enhance the quality of the underwriting process and to develop and retain business relationships.

SELECTED OPERATING INFORMATION

  GROSS PREMIUMS WRITTEN AND PRODUCED. As a result of the Company's roles in connection with insurance program development, risk bearing on a primary and reinsurance basis, insurance and reinsurance brokerage, and production and administration, the Company is involved in a number of insurance and reinsurance premium and fee-generating activities. The Company places insurance and reinsurance with its subsidiaries and its non-subsidiary affiliate, and also acts as an agency and broker for its non-subsidiary affiliate, unaffiliated insurers and reinsurers for which the Company receives brokerage commissions of 10-20% of gross premiums written and produced. For the nine months ended September 30, 1997, the Company was involved with the placement of approximately $22.1 million of gross premiums through its various programs and subsidiaries.

  The following table sets forth the Company's premiums written and produced for the year ended December 31, 1996 and the nine months ended September 30, 1997:

                                       YEAR ENDED          NINE MONTHS ENDED
                                    DECEMBER 31, 1996     SEPTEMBER 30, 1997
                                  ---------------------- ----------------------
                                   GROSS   CEDED   NET    GROSS   CEDED   NET
                                  -------  ------ ------ -------  ------ ------
                                            (Dollars in thousands)
The Company.....................  $ 6,128  $1,511 $4,617 $ 8,783  $1,765 $7,018
                                           ====== ======          ====== ======
American Safety RRG (1).........    9,386                  6,005
Other Insurers and Reinsurers
 (2)............................    2,872                  9,086
Less: Ceded from American Safety
 RRG to the Company (3).........   (2,042)                (1,740)
                                  -------                -------
                                  $16,344                $22,134
                                  =======                =======

--------

(1) Represents premiums written by American Safety RRG, the Company's non-subsidiary affiliate.

(2) Represents premiums produced by the Company, as an agency and broker, for unaffiliated insurers and reinsurers.

(3) Represents premiums ceded to the Company from American Safety RRG.

  NET PREMIUMS WRITTEN. The following table sets forth the Company's net premiums written by principal lines of insurance and reinsurance for the year ended December 31, 1996 and the nine months ended September 30, 1997:

                                          YEAR ENDED      NINE MONTHS ENDED
                                      DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                      ------------------  -------------------
                                             (Dollars in thousands)
   General, pollution and
    professional liability........... $   1,610     34.9% $   1,523     21.7%
   Workers' compensation.............     2,810     60.9      4,010     57.1
   Surety............................       197      4.2      1,485     21.2
                                      --------- --------  --------- --------
     Total........................... $   4,617    100.0% $   7,018    100.0%
                                      ========= ========  ========= ========

  The following table sets forth the Company's net premiums written by specialty industry for the year ended December 31, 1996 and the nine months ended September 30, 1997:

                                            YEAR ENDED      NINE MONTHS ENDED
                                        DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                        ------------------  -------------------
                                               (Dollars in thousands)
   Environmental insurance coverages..  $   4,351     94.2% $   5,645     80.4%
   Employee leasing and staffing
    industry..........................        261      5.7        338      4.8
   Other specialty industries.........          5      0.1      1,035     14.8
                                        --------- --------  --------- --------
     Total............................  $   4,617    100.0% $   7,018    100.0%
                                        ========= ========  ========= ========

  COMMISSIONS AND FEES. The Company generates fee and commission income in connection with the Company's program development and management, insurance and reinsurance brokerage services, and production and other insurance related services. Fee and commission income was $2.4 million for the year ended December 31, 1996, and $2.0 million for the nine months ended September 30, 1997.

  COMBINED RATIO. The combined ratio is a standard measure of a property and casualty insurer's performance in managing its losses and expenses. Underwriting results are generally considered profitable when the combined ratio is less than 100%. The following comparison of statutory combined ratios suggests that the Company has experienced more favorable results than the property and casualty insurance industry over the past three years.

                       COMBINED RATIO (STATUTORY BASIS)

                                                          NINE MONTHS
                           YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                           -------------------------  --------------------
                            1994     1995     1996      1996       1997
                           -------  -------  -------  ---------  ---------
The Company(1)(2).........    69.5%    72.4%    75.2%      73.1%      88.0%(3)
Property and casualty
 industry(4)..............   108.4    106.4    105.9      106.0      101.1

--------
(1)Data have been derived from the consolidated financial statements of the Company.
(2) Payments by American Safety Casualty to Synergy for management services are included in the combined ratio.
(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
(4) The statutory industry data are taken from the A.M. Best, Aggregates and Averages, 1997 Edition and BestWeek.

  Although the combined ratio is the generally accepted measure for comparing results within the property and casualty insurance industry, the combined ratio does not distinguish between property and casualty companies based upon their mix of business. The Company focuses primarily on long-tail liability coverages and writes a very limited amount of short-tail liability coverages. Long-tail liability insurance coverages often produce greater underwriting losses than short-tail liability insurance. Long-tail liability coverages also produce more investable cash flow for an insurance company because the losses may not be paid out for many years. Therefore, the companies writing long-tail insurance coverages may be able to mitigate their higher underwriting losses by deriving investment income. Accordingly, a higher combined ratio (on a statutory basis) for a company writing long-tail liability insurance does not necessarily mean lower profitability.

  The Company at times writes insurance program business with a higher expense ratio resulting from significant commission expense (e.g., bail bond program) and a higher loss ratio resulting from minimum reserves that are established on new programs (e.g. workers' compensation). As a result, the Company's combined ratio may fluctuate over time due to the presence or absence of such program business in any year and the initiation of new programs.

  PREMIUM AND LOSS SUMMARY. The Company is engaged in the development of programs and underwriting of coverages as both a primary casualty insurer and a reinsurer. The following table provides selected historical information on a GAAP basis concerning the business written by the Company and the associated underwriting risks. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the Selected Financial Data included elsewhere in this Prospectus.

                                                                                  NINE
                            TWELVE        NINE                                MONTHS ENDED
                         MONTHS ENDED MONTHS ENDED YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                          MARCH 31,   DECEMBER 31, -------------------------  --------------
                           1993(1)      1993(1)     1994     1995     1996     1996    1997
                         ------------ ------------ -------  -------  -------  ------  ------
                                        (In thousands, except ratio data)
REINSURANCE:
  Gross premiums
   written..............    $2,739       $2,053    $ 3,820  $ 6,249  $ 4,936  $3,733  $5,855
  Net premiums written..     2,592        1,888      3,760    6,076    4,417   3,154   5,533
  Net premiums earned...     2,592        1,888      3,420    5,729    4,142   2,790   5,241
  Loss and loss
   adjustment expense
   ratio................     (20.8%)       43.9%      41.9%    50.6%    48.9%   48.9%   66.8%
PRIMARY INSURANCE:
  Gross premiums
   written..............    $  --        $  --     $    30  $    98  $ 1,192  $  812  $2,928
  Net premiums written..       --           --           2       54      200     145   1,485
  Net premiums earned...       --           --         --        18      130      72   1,265
  Loss and loss
   adjustment expense
   ratio................       --           --         --      22.2%    24.6%   27.8%    2.5%
COMBINED:
  Gross premiums
   written..............    $2,739       $2,053    $ 3,850  $ 6,347  $ 6,128  $4,545  $8,783
  Net premiums written..     2,592        1,888      3,762    6,130    4,617   3,299   7,018
  Net premiums earned...     2,592        1,888      3,420    5,747    4,272   2,862   6,506
  Loss and loss
   adjustment expense
   ratio................     (20.8%)       43.9%      41.6%    50.5%    48.1%   48.3%   54.3%
  Expense ratio.........      59.3%        71.7%      30.7%    23.4%    29.3%   28.6%   36.4%
  Combined ratio........      38.5%       115.6%      72.3%    73.9%    77.4%   76.9%   90.7%

--------
(1) American Safety changed its fiscal year end from March 31 to December 31.

  Significant fluctuations in demand for and supply of various casualty insurance and reinsurance lines of business have led to substantial price fluctuations over time. The Company's management seeks to expand and contract various lines of business based on the relative favorability of the pricing environment for its products. As a writer of both primary insurance and reinsurance, the Company has additional flexibility to adjust its business mix in response to price differences in these markets and to utilize its knowledge of primary insurance markets to guide its assumption of insurance and reinsurance risks.

REINSURANCE CEDED

  The Company obtains reinsurance for its primary insurance and reinsurance operations from unaffiliated reinsurers to protect and mitigate the exposures of the Company. The Company's primary reinsurer is Underwriters Reinsurance Company, which has an A.M. Best rating of "A+ (Superior)". The Company's reinsurance program for general and pollution liability risks operates on an excess of loss basis, with the Company's maximum exposure, on a per occurrence basis, limited to $350,000. For surety business written by American Safety Casualty, the Company maintains a 50% quota share reinsurance treaty and an excess of loss treaty on a per principal basis, thereby limiting the Company's maximum exposure on a per principal basis to $500,000. For workers' compensation reinsurance business assumed by the Company, the Company's maximum exposure is $250,000 per loss, and aggregate stop loss reinsurance is maintained for losses above a 70% loss ratio. Reinsurance treaties maintained by the Company for its protection generally have no loss ratio restrictions or aggregate limits of liability.

  The Company purchases reinsurance separately for its primary insurance business lines and its reinsurance business. Gross reinsurance premium ceded for 1996 was $1.4 million, which constitutes 22.7% of the gross premiums written, and for the nine months ended September 30, 1997, was $1.8 million, which constitutes 20.1% of the gross premiums written. The amount of reinsurance obtained by the Company varies with the line of business insured or reinsured.

  The Company evaluates the credit quality of the U.S. reinsurers and retrocessionaires to which it cedes business. The following table sets forth certain information relating to the Company's unaffiliated reinsurers and retrocessionaires as of September 30, 1997:

                                                    PREMIUMS CEDED FOR
                                                    NINE MONTHS ENDED  A.M. BEST
                      REINSURERS                    SEPTEMBER 30, 1997 RATING(1)
                      ----------                    ------------------ ---------
                                                      (In thousands)
   Underwriters Reinsurance Company................        $468           A+
   Signet Star Reinsurance Company.................          56           A
   Swiss Re America................................          15           A
   Zurich-American Insurance Group.................           8           A+
   Transatlantic Reinsurance Company...............           0           A+

--------
(1) A.M. Best rating currently assigned.

RESERVES

  The Company is required to maintain reserves to cover its estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred. The Company engages an independent internationally recognized actuarial consulting firm to provide reserve studies, opinions and rate studies. Reserves are estimates at a given time, which are established from actuarial and statistical projections by the Company of the ultimate settlement and administration costs of claims occurring on or prior to such time, including claims that have not yet been reported to the insurer. The establishment of appropriate loss reserves is an inherently uncertain process, and there can be no assurance that ultimate payments will not materially exceed the Company's reserves.

  With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new data becomes available, appropriate adjustments are made to reserves.

  Approximately 56% of the Company's net reserves relate to liability associated with its asbestos abatement and other environmental general liability insurance programs. Another 42% of net reserves are attributable to the workers' compensation insurance program. The 2% balance of reserves is spread among surety and other coverages.

  In establishing reserves for its general liability insurance program, the Company uses paid and reported Bornhuetter-Ferguson methods which are based in part on developing paid and reported losses and an initial expected loss level. Initial expected losses reflect an expected loss ratio estimated from the ten-year experience of the Company and a loss cost model applied to premium by coverage year. This loss indication and paid/reported losses are assigned respective weights to obtain estimates of ultimate losses which are considered in establishing ultimate loss levels.

  In establishing reserves for its workers' compensation insurance program, several methods are employed in determining ultimate losses: a pure premium method; two Bornhuetter-Ferguson methods -- paid and incurred; and two loss development methods -- paid and incurred. The first three methods use industry expected losses adjusted for the Company's experience while the last two methods rely on industry payment and reporting patterns to develop the Company's actual losses. The Company reviews all methods each coverage year in determining ultimate losses.

  In establishing reserves for its surety and other coverages, the Company uses an expected loss ratio method due to the limited amount of exposure assumed and the lack of historical Company specific information available.

  All the methods used are generally accepted actuarial methods and, with the exception of the pure premium method, rely in part on loss reporting and payment patterns while considering the long tail nature of the coverages and inherent variability in projection results from year-to-year. The patterns used are generally based on industry data with supplemental consideration given to Company experience as deemed warranted.

  The Company's independent actuarial consulting firm also relies on industry data to provide the basis for reserve analysis on newer lines of business. Provisions for inflation are implicitly considered in the reserving process. For GAAP purposes, the Company's reserves are carried at the total estimate for ultimate expected loss, without any discount to reflect the time value of money. Reserve calculations are reviewed regularly by management and periodically by regulators. The Company's independent actuarial consulting firm annually expresses an opinion on the adequacy of statutory reserves established by management, which opinion is filed with the various jurisdictions in which the Company's insurance and reinsurance subsidiaries and its risk retention group affiliate are licensed. Based upon practices and procedures employed by the Company, without regard to independent actuarial opinions, management believes that the Company's reserves are adequate.

  The following table provides a reconciliation of beginning and ending liability balances on a GAAP basis for the years indicated:

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1994     1995     1996
                                                    -------  -------  -------
                                                        (In thousands)
   Gross losses and loss adjustment expense
    reserves at
    beginning of year.............................. $ 4,798  $ 6,048  $ 8,294
   Reinsurance recoverable at beginning of year....     --       --         6
                                                    -------  -------  -------
   Net losses and loss adjustment expense reserves
    at
    beginning of year..............................   4,798    6,048    8,288
                                                    -------  -------  -------
   Add:
   Incurred losses related to:
     Current accident years........................   1,569    3,099    2,862
     Prior accident years..........................    (145)    (194)    (806)
                                                    -------  -------  -------
       Total incurred losses.......................   1,424    2,905    2,056
                                                    -------  -------  -------
   Less:
   Claims payments related to:
     Current accident years........................      22      155      543
     Prior accident years..........................     152      510      932
                                                    -------  -------  -------
       Total claims paid...........................     174      665    1,475
                                                    -------  -------  -------
   Net losses and loss adjustment expense reserves
    at end of year.................................   6,048    8,288    8,869
   Reinsurance recoverable at end of year..........     --         6       45
                                                    -------  -------  -------
   Gross losses and loss adjustment expense
    reserves at end of year........................ $ 6,048  $ 8,294  $ 8,914
                                                    =======  =======  =======

  The following table shows the development of the reserves for unpaid losses and loss adjustment expenses from 1988 through 1996 for the Company's primary insurance and reinsurance subsidiaries on a GAAP basis. The 1988 year includes information for all years prior (1986 and 1987 only). The top line of the table shows the liabilities at the balance sheet date for each of the indicated years. This reflects the estimated amounts for losses and loss adjustment expenses for claims arising in that year and all prior years that are unpaid at the balance sheet date, including losses incurred but not yet reported to the Company. The upper portion of the table shows the re-estimated amount of previously recorded liability based on experience as of the end of each succeeding year. The lower portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The estimates change as more information becomes known about the frequency and severity of claims for individual years. A redundancy (deficiency) exists when the re-estimated liability at each December 31 is less (greater) than the prior liability estimate. The "cumulative redundancy" depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

                                             YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------------
                           1988   1989   1990   1991   1992   1993   1994   1995   1996
                          ------ ------ ------ ------ ------ ------ ------ ------ ------
                                                  (In thousands)
Reserves for unpaid
 losses and loss
 adjustment expense.....  $1,724 $2,397 $4,359 $4,552 $4,135 $4,798 $6,048 $8,288 $8,869
Reserves re-estimated at
 December 31:
   1 year later.........   1,351  2,910  2,786  3,264  4,266  4,653  5,854  7,482
   2 years later........   1,408  1,968  2,327  3,057  4,100  4,584  5,381    --
   3 years later........   1,053  1,533  2,169  2,956  4,148  3,920    --     --
   4 years later........     974  1,391  2,119  2,933  3,644    --     --     --
   5 years later........     776  1,329  1,967  2,607    --     --     --     --
   6 years later........     744  1,130  1,948    --     --     --     --     --
   7 years later........     494  1,187    --     --     --     --     --     --
   8 years later........     669    --     --     --     --     --     --     --
   9 years later........     --     --     --     --     --     --     --     --
  10 years later........     --     --     --     --     --     --     --     --
Cumulative redundancy...   1,055  1,210  2,411  1,945    491    878    667    806
Cumulative amount of
 liability paid through
 December 31:
   1 year later.........       1     54    319     99    524    152    501    931
   2 years later........      38     88    378    308    651    382    997    --
   3 years later........      38    175    554    380    872    621    --     --
   4 years later........      38    203    611    531  1,095    --     --     --
   5 years later........      38    244    693    697    --     --     --     --
   6 years later........      65    299    757    --     --     --     --     --
   7 years later........      67    325    --     --     --     --     --     --
   8 years later........      93    --     --     --     --     --     --     --
   9 years later........     --     --     --     --     --     --     --     --
  10 years later........     --     --     --     --     --     --     --
Net reserve December
 31.....................                                             6,048  8,288  8,869
Reinsurance
 recoverables...........                                               --       6     45
                                                                    ------ ------ ------
Gross reserve...........                                            $6,048 $8,294 $8,914
                                                                    ====== ====== ======

  The Company assumes reinsurance for a number of liability risks which could result in claims relating to environmental remediation and other specialty risks to the extent that such liabilities are not excluded from the underlying policies. Although the attachment points in reinsurance treaties between the Company and the ceding companies relating to these risks are relatively low, the Company's percentage participation in the layers of reinsurance in which it participates is low. In addition, the Company cedes reinsurance to unaffiliated reinsurers which would mitigate the effect of any losses under these treaties. While there exists a possibility that the Company could suffer a material loss in the event of a high frequency of losses under assumed reinsurance treaties, this event is unlikely in management's judgment.

INVESTMENTS

  The Company entered into an Investment Services Agreement with Scudder Insurance Asset Management ("Scudder") in 1995 whereby Scudder provides investment advisory services to the Company, subject to the investment policies and guidelines established by the Company's Board of Directors. The Company has consistently invested primarily in investment grade fixed income securities, with the objective of providing reasonable returns while limiting liquidity risk and credit risk. The Company's investment strategy has been to increase its investments in municipal bonds and other tax-exempt securities, as opposed to equity securities, in order to avoid investment losses. The investment portfolio consists primarily of government and governmental agency securities and high quality marketable corporate securities which are rated at investment grade level.

  At September 30, 1997, the Company's total assets of $42.2 million consisted of the following: cash, investments and notes receivable, 82.7%; premiums receivable and agent's balances, 9.9%; and other assets, 7.4%. At September 30, 1997, the Company held investment grade fixed income debt securities valued at $24.8 million and secured notes receivable valued at $4.9 million. Of the secured notes receivable, $1.3 million represented shareholder loans from the Company, at market rates, secured by personal guarantees and Common Shares in the Company, with the balance of $3.6 million representing secured loans to unaffiliated parties, at or above market rates, secured by corporate and personal guarantees, real estate and other collateral.

  The Company's cash and investments at September 30, 1997 totaled approximately $29.7 million, and were classified as follows:

                                                                     PERCENT OF
            TYPE OF INVESTMENT                          BOOK VALUE   PORTFOLIO
            ------------------                        -------------- ----------
                                                      (In thousands)
   Cash and short-term investments...................    $ 4,022        13.5%
   United States government securities...............     11,113        37.4
   Mortgage-backed securities, GNMA collateral.......      2,862         9.6
   Corporate bonds...................................      5,291        17.8
   Foreign investments...............................        803         2.7
   Municipal bonds...................................      4,478        15.1
   Equity securities.................................      1,170         3.9
                                                         -------       -----
       Total.........................................    $29,739       100.0%
                                                         =======       =====

  The book and market values of the bond portfolio, classified by rating, as of September 30, 1997 were as follows:

                                                           AMOUNT
                                                MARKET  REFLECTED ON  PERCENT
   S&P'S/MOODY'S RATING(1)                       VALUE  BALANCE SHEET OF TOTAL
   -----------------------                      ------- ------------- --------
                                                    (Dollars in thousands)
   AAA/Aaa (including United States Treasuries
    of $11,193)................................ $19,240    $19,240      77.7%
   AA/Aa.......................................   3,751      3,751      15.1
   A/A.........................................   1,585      1,585       6.4
   BBB/Baa.....................................     195        195       0.8
   All other...................................     --         --        --
                                                -------    -------     -----
     Total..................................... $24,771    $24,771     100.0%
                                                =======    =======     =====

--------
(1) Ratings are assigned by Standard & Poor's ("S&P") or, if no S&P rating is available, by Moody's Investors Service Inc. ("Moody's").

  The National Association of Insurance Commissions ("NAIC") has a bond rating system by which it assigns securities to classes called "NAIC designations" that are used by insurers when preparing their annual financial statements. The NAIC assigns designations to publicly traded as well as privately placed securities. The designations assigned by the NAIC range from class 1 to class 6, with a rating in class 1 being the highest quality. As of September 30, 1997, all of the Company's bond portfolio, measured on a statutory carrying value basis, was invested in securities rated in class 1 or class 2 by the NAIC, which are considered investment grade.

  The weighted average maturity of the Company's bond portfolio at September 30, 1997 was 4.6 years. The composition of the Company's bond portfolio, classified by maturity, as of September 30, 1997, was as follows:

                                                                 BOOK   MARKET
   MATURITY(1)                                                   VALUE   VALUE
   -----------                                                  ------- -------
                                                                (In thousands)
   Due in one year or less..................................... $ 1,149 $ 1,150
   Due from one to five years..................................  10,649  10,722
   Due from five to ten years..................................   7,686   7,810
   Due after ten years.........................................   2,201   2,244
   Mortgage-backed securities, GNMA's and GNMA collateral......   2,862   2,845
                                                                ------- -------
     Total..................................................... $24,547 $24,771
                                                                ======= =======

--------
(1)Based on stated maturity dates with no prepayment assumptions.

  The Company's investment grade fixed maturity securities included mortgage backed bonds of $2.8 million, which are subject to risks associated with the variable prepayments of the underlying mortgage loans. Prepayments cause those securities to have different actual maturities than expected at the time of purchase. Securities backed by mortgages that have an amortized cost greater than par and are prepaid faster than expected will incur a reduction in yield, or a loss, while other securities that have an amortized cost less than par and are prepaid faster than expected will generate an increase in yield or a gain. The degree to which a security is susceptible to either gains or losses is influenced by the difference between its amortized cost and par, the relative sensitivity of the underlying mortgages backing the assets to prepayments and a change in the interest rate environment and the repayment priority of the securities in the overall securitization structure.

  As of January 1, 1994, the Company adopted FASB Statement 115 and classified all of its securities as "available for sale." Under this classification, the fixed maturities classified as "available for sale" are carried at fair value and changes in fair values net of applicable income taxes are charged or credited directly to shareholders' equity. The Company has continued to classify all of its fixed income securities as "available for sale."

AMERICAN SAFETY RISK RETENTION GROUP, INC.

  ORGANIZATION HISTORY. Following the enactment of the Risk Retention Act, American Safety, in order to establish a U.S. insurance carrier to market specialty environmental coverages, provided financial and technical assistance in connection with the organization of American Safety RRG in 1988. American Safety RRG is not owned by the Company but is managed by Synergy, the Company's principal U.S. program development, underwriting and administrative services subsidiary, on a fee-for-service basis. American Safety RRG is authorized to write liability insurance in all 50 states as a result of the Risk Retention Act, its license from the Vermont Department of Banking, Insurance, Securities and Health Care Administration (the "Vermont Department") under the Vermont Captive Act as a stock captive insurance company, and state filings. Presently, five of the directors of American Safety RRG (Messrs. Treadway, Brueggen, Mauldin, Mueller and Walsh) are also directors of the Company. The directors of American Safety RRG are elected annually by the insureds/shareholders of American Safety RRG.

  American Safety transferred its book of primary insurance business to American Safety RRG in 1988 and American Safety RRG replaced American Safety as the policy issuing carrier insuring general, pollution and professional liability risks for contractors, consultants and other businesses and property owners who are involved with environmental remediation. American Safety then became the quota share reinsurer of the risks transferred and subsequently underwritten by American Safety RRG. All reinsurers of American Safety RRG are required to be approved as reinsurers by the Vermont Department, and American Safety has been an authorized reinsurer of American Safety RRG since 1988. The Company, through its insurance subsidiaries, participates in the business of American Safety RRG as its primary reinsurer under an excess of loss/quota share reinsurance arrangement. For policies written by American Safety RRG, the Company receives 44.1% of the premium and assumes 70% of the risk in the layer of the first $500,000 of loss per occurrence, subject to American Safety RRG's retention of the first $100,000 of loss in the aggregate each year. American Safety RRG also cedes 100% of the risk in the layer of $500,000 in excess of $500,000 per occurrence, and 100% of the risk in the layer of $5.0 million in excess of $1.0 million, to unaffiliated reinsurers. In the event that the unaffiliated reinsurers fail to pay claims covered by their reinsurance treaties, American Safety RRG would be obligated to pay such claims without the benefit of reinsurance recoveries within the specified layers.

  REGULATION. The Risk Retention Act facilitates the establishment of risk retention groups to insure certain liability risks of its members. The statute applies only to "liability" insurance and does not permit coverage of personal risk liability or workers' compensation. Membership in a risk retention group is limited to persons engaged in businesses or activities that are similar or related with respect to the liability to which the members are exposed by virtue of any related, similar, or common business, trade, products, services (including professional services), premises or operations. Ownership in a risk retention group is limited to persons who are members of the group and who are provided insurance by the group.

  The Risk Retention Act and the Vermont Captive Act require that each insured of American Safety RRG be a shareholder. Each insured is required to purchase one share of the American Safety RRG's common stock upon the acceptance of the applicant as an insured. There is no trading market for the shares of common stock of American Safety RRG and each share is restricted as to transfer. If and when a holder of American Safety RRG common stock ceases to be an insured, whether voluntarily or involuntarily, such person's share of common stock is automatically canceled and such person is no longer a shareholder of American Safety RRG. The ownership interests of members in a risk retention group are considered to be exempt securities for purposes of the registration provisions of the Securities Act and the Securities and Exchange Act and are likewise not considered securities for purposes of any state securities registration law.

  Congress intended under the Risk Retention Act that the primary responsibility for regulating the financial condition of a risk retention group would rest on the state in which the group is licensed or chartered. American Safety RRG is subject to regulation as a captive insurer under the insurance laws of Vermont and, to a lesser extent, under the laws of each state in which it is doing business. The Risk Retention Act requires a risk retention group to provide a notice on each insurance policy which it issues to the effect that (i) the policy is issued by a risk retention group;
(ii) the risk retention group may not be subject to all of the insurance laws and regulations of the state in which the policy is being issued; and (iii) no state insurance insolvency guaranty fund is available to the policies issued by the risk retention group.

  MANAGEMENT. Since 1990, Synergy has managed the nationwide operations of American Safety RRG from its offices in Atlanta, Georgia pursuant to a program management agreement. The program management agreement has a term of three years from January 1, 1997 through December 31, 1999, provided that the term continues for successive one year periods thereafter unless the management agreement is terminated on or before 90 days prior to the end of the initial term or any renewal term. American Safety RRG has also entered into local management services agreements since 1988 with captive management companies of national insurance brokerage or insurance companies with offices located in Burlington, Vermont to provide local administrative services.

  Synergy acts as the program manager for American Safety RRG pursuant to the program management agreement and is authorized to solicit and accept applications for insurance and to issue insurance contracts on behalf of American Safety RRG subject to program administration rules and procedures of American Safety RRG. The program management agreement between American Safety RRG and Synergy provides for payment of a monthly program management fee of $45,000 and a managing general agency commission of 10-25% of premium, depending on the amount of premium paid by the insured. Synergy is also compensated for direct production of business, and is reimbursed for marketing expenses actually incurred, and for loss control expenses actually incurred plus a 20% fee. The Company's recognized revenues from American Safety RRG during 1996 and the nine months ended September 30, 1997 are as follows:

                                              YEAR ENDED     NINE MONTHS ENDED
                                           DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                           ----------------- ------------------
  Assumed premiums earned from American
   Safety RRG.............................   $  1,982,290        $1,773,776
  Ceded premiums to American Safety RRG...        541,129           870,369
                                             ------------        ----------
  Net premiums earned.....................      1,441,161           903,407
                                             ------------        ----------
  Management fees.........................        478,963           443,950
  Brokerage commission income.............      1,341,026           777,400
  Loss control fee........................         49,373            42,091

  In the table above assumed premiums earned represent the assumption of a portion of liability risks by the Company from American Safety RRG, and ceded premiums represent the transfer of a portion of liability risks from the Company to American Safety RRG. Management fees include administrative services, underwriting services, claims administration services, financial, accounting, billing and collection services and consulting services.

  The Company derived approximately 37.2% ($3.3 million) of its revenues in 1996 and 20.9% ($2.2 million) of its revenues for the nine months ended September 30, 1997 from American Safety RRG for administrative and management fees, producing agent commissions, a loss control fee, reinsurance intermediary fees and reinsurance premiums.

COMPETITION

  The casualty insurance and reinsurance business is highly competitive with respect to a number of factors, including overall financial strength of the insurer or reinsurer, ratings by rating agencies, premium rates, policy terms and conditions, services offered, reputation and commission rates. The Company faces competition from a number of insurers who have greater financial and marketing resources and greater name recognition than the Company. Although the Company's business strategy is to develop insurance programs for the environmental remediation industry, the employee leasing and staffing industry, as well as other specialty industries and risks by targeting niche markets where its expertise is required and where competition is limited, the Company nevertheless encounters competition from other insurance companies engaged in insuring risks in broader lines of business which encompass the Company's niche markets and specialty programs, and such competition is expected to increase as the Company expands its operations.

LEGAL PROCEEDINGS

  The Company, through its subsidiaries, is routinely a party to pending or threatened litigation in the normal course of its business. Based upon information presently available, in view of legal and other defenses available to the Company's subsidiaries, management does not believe that any pending or threatened litigation or disputes will have any material adverse effect on the Company's financial condition.

PROPERTIES

  The Company's Bermuda offices are located at 44 Church Street, Hamilton, Bermuda. The offices of the Company's U.S. subsidiaries are located at 1845 The Exchange, Suite 200, Atlanta, Georgia 30339. See "Management--Compensation Committee Interlocks and Insider Participation."

EMPLOYEES

  As of December 31, 1997, the Company employed 42 persons, none of whom was represented by a labor union. The Company believes that its relationship with its employees is good.

                              REGULATORY MATTERS

INSURANCE REGULATION

  The Company's primary insurance and reinsurance operations are subject to regulation under applicable insurance statutes of the jurisdictions or states in which each subsidiary is domiciled and writes insurance. Insurance regulations are intended to provide safeguards for the policyholders rather than to protect shareholders of insurance companies or their holding companies.

  The nature and extent of state regulation varies from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with an affiliate, approval of premium rates for lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, deposits of securities for the benefit of policyholders, and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies.

  Although the federal government does not directly regulate the business of insurance in the United States, federal initiatives often affect the insurance business in a variety of ways. The insurance regulatory structure has also been subject to scrutiny in recent years by the National Association of Insurance Commissioners ("NAIC"), federal and state legislative bodies and state regulatory authorities. Various new regulatory standards have been adopted and proposed in recent years. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities.

BERMUDA REGULATION

  American Safety, as a licensed Bermuda insurance company, and its Bermuda insurance subsidiary, American Safety Re, are subject to regulation under The Insurance Act 1978, as amended, and related regulations (the "Bermuda Act"), which provides that no person shall conduct insurance business (including reinsurance) in or from Bermuda unless registered as an insurer under the Bermuda Act by the Minister of Finance (the "Minister"). In deciding whether to grant registration, the Minister has discretion to act as he thinks fit in the public interest. The Minister is required by the Bermuda Act to determine whether an applicant for registration is a fit and proper body to be engaged in insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. In connection with registration, the Minister may impose conditions relating to the writing of certain types of insurance business.

  The Bermuda Act requires, among other things, Bermuda insurance companies to meet and maintain certain standards of solvency, to file periodic reports in accordance with the Bermuda Statutory Accounting Rules, to produce annual audited financial statements and to maintain a minimum level of statutory capital and surplus. In general, the regulation of insurers in Bermuda relies heavily upon the auditors, directors and managers of the Bermuda insurer, each of which must certify that the insurer meets the solvency capital requirements of the Bermuda Act. Furthermore, the Minister is granted powers to supervise, investigate and intervene in the affairs of insurance companies. Neither American Safety nor American Safety Re has ever failed to meet the minimum solvency margin or the minimum liquidity ratios. Significant aspects of the Bermuda insurance regulatory framework are set forth below:

  Cancellation of an Insurer's Registration. An insurer's registration may be canceled by the Minister on certain grounds specified in the Bermuda Act including the failure of the insurer to comply with the obligations of the Bermuda Act or if, in the opinion of the Minister after consultation with the Insurance Advisory Committee, the insurer has not been carrying on business in accordance with sound insurance principles.

  Independent Approved Auditor; Statutory Financial Statements; Statutory Financial Return. Every registered insurer must appoint an independent auditor approved by the Minister who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, which are required to be filed annually with the Registrar of Companies of Bermuda (the "Registrar"), who is the chief administrative officer under the Bermuda Act. The approved auditor may be the same person or firm that audits the insurer's financial statements and reports for presentation to its shareholders.

  An insurer must prepare annual statutory financial statements. The statutory financial statements are not prepared in accordance with GAAP and are distinct from the financial statements prepared for presentation to the insurer's shareholders under The Companies Act, 1981 of Bermuda (the "Companies Act"). The insurer is required to submit the annual statutory financial statements as part of the annual statutory financial return.

  An insurer is required to file with the Registrar a statutory financial return that includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, a declaration of the statutory ratios and a related solvency certificate.

  Minimum Solvency Margin. The Bermuda Act provides that the statutory assets of an insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum solvency margin.

  Pursuant to the Bermuda Act, American Safety and its Bermuda insurance subsidiary, American Safety Re, are registered as Class 3 insurers and, as such: (i) are required to maintain a minimum solvency margin equal to the greatest of: (x) $1,000,000, (y) 20% of net premiums written up to $6,000,000 plus 15% of net premiums written over $6,000,000, and (z) 15% of loss reserves; (ii) are required to file annually with the Registrar a statutory financial return together with a copy of their respective statutory financial statements and an opinion of a loss reserve specialist in respect of their respective loss and loss expense provisions within four months following the end of the relevant financial year; (iii) are prohibited from declaring or paying any dividends during any financial year if either is in breach of their respective minimum solvency margins or minimum liquidity ratio or if the declaration or payment of such dividends would cause either of them to fail to meet such margin or ratio (if it fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, the insurer will be prohibited, without the approval of the Minister, from declaring or paying any dividends during the next financial year); (iv) are prohibited, without the approval of the Ministers, from reducing by 15% or more their respective total statutory capital, as set out in their previous year's financial statements; and (v) if it appears to the Minister that there is a risk of the insurer becoming insolvent or that it is in breach of the Bermuda Act or any conditions imposed upon its registration, the Minister may, in addition to the restrictions specified above, direct the insurer not to declare or pay any dividends or any other distributions or may restrict it from making such payments to such extent as the Minister may think fit.

  Minimum Liquidity Ratio. The Bermuda Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, account and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the Minister, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

  Supervision, Investigation and Intervention. The Minister may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Minister believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to him, the Minister may direct an insurer to produce documents or information in relation to matters connected with the insurer's business.

  If it appears to the Minister that there is a risk of the insurer becoming insolvent, the Minister may direct the insurer not to take on any new insurance business; not to vary any insurance contract if the effect would be to increase the insurer's liabilities; not to make certain investments; to realize certain investments; to maintain in Bermuda, or transfer to the custody of a Bermuda bank, certain assets; not to declare or pay any dividends or other distributions or to restrict the making of such payments; and/or to limit its premium income.

  An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Bermuda Act, the principal office of American Safety and American Safety Re is located at 44 Church Street, Hamilton, Bermuda. Without a reason acceptable to the Minister, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the Minister is given of the intention to do so. It is the duty of the principal representative, within 30 days of his reaching the view that there is a likelihood of the insurer for which he acts becoming insolvent or its coming to his knowledge, or his having reason to believe, that an "event" has occurred, to make a report in writing to the Minister setting out all the particulars of the case that are available to him. Examples of such an "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Minister relating to a solvency margin or a liquidity or other ratio.

  Certain Foreign Issuer Considerations. As "exempted" companies, American Safety and American Safety Re are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as exempted companies, American Safety and American Safety Re may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy agreement for a term not exceeding 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted" company, partnership or other corporation resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister.

  The Bermuda government actively encourages foreign investment in "exempted" entities like American Safety and American Safety Re that are based in Bermuda but do not operate in competition with local business. As well as having no restrictions on the degree of foreign ownership, the Company and American Safety Re are not subject to taxes on their income or dividends or to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by American Safety and American Safety Re, as required, without limitation.

  Neither American Safety nor American Safety Re is registered or licensed as an insurance company in any state or jurisdiction in the United States.

U.S. REGULATION

  American Safety, as a specialty insurance holding company, does not itself do business in the United States. The Company, through its U.S. subsidiaries, does business in the United States. The Company's U.S. insurance subsidiary's operations are subject to state regulation where it is domiciled and where it writes insurance.

  American Safety Casualty, the Company's U.S. property and casualty insurer domiciled in Delaware, was acquired by the Company in 1993. American Safety Casualty is currently licensed as a property and casualty insurer in 44 states (other than Connecticut, Maine, Michigan, New Hampshire, North Carolina and Wyoming). The insurer is subject to regulation and examination by the Delaware Insurance Department and the other states in which it is an admitted carrier. The Delaware Insurance Department examines American Safety Casualty on a triennial basis. No other state has examined American Safety Casualty since it was acquired by the Company. As reported in its 1996 Annual Statement, the statutory capital and surplus of American Safety Casualty was approximately $8,252,000. The maximum amount of dividends which can be paid, without prior written approval of the Delaware Insurance Department, is limited to the greater of 10% of surplus as regard to policyholders or net income, excluding realized gains, of the preceding year. Accordingly, American Safety Casualty could pay dividends of approximately $825,200 in 1997 to the Company.

  The insurance laws of Delaware place restrictions on a change of control of American Safety as result of its ownership of American Safety Casualty. Under Delaware law no person may obtain 10% or more of the voting securities of American Safety without the prior approval of the Delaware Insurance Department.

  American Safety Casualty, as a licensed carrier, is subject to state regulation of rates and policy forms in the various states in which direct premiums are written for its general liability and workers' compensation lines of business. Under such regulations, a licensed carrier may be required to file and obtain prior approval of its policy form and the rates that are charged to insureds. While American Safety Casualty is licensed to write workers' compensation insurance in a number of states, it presently does not produce direct premiums from such line of business, and is therefore not subject to such regulations with respect to this line of business. If American Safety Casualty, in the future, directly writes workers' compensation insurance, it would become subject to such regulations. American Safety Casualty, as a licensed carrier, is also required to participate in state insolvency funds, or shared markets, which are designed to protect insureds of insurance carriers which become unable to pay claims due to an insurer's insolvency. Assessments made against insurers participating in such funds are based on direct premiums written by participating insurers, as a percentage of total direct written premiums of all participating insurers. See "Risk Factors--Regulation."

  The NAIC has established risk based capital ("RBC") requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by notifying those companies that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments;
(ii) insurance risks which encompass coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and (iv) other business risks. Regulatory compliance is determined by the ratio of the carrier's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specific corrective action. The levels and ratios are as follows:

                                 RATIO OF TOTAL ADJUSTED CAPITAL TO
                                    AUTHORIZED CONTROL LEVEL RBC
       REGULATORY EVENT               (LESS THAN OR EQUAL TO)
       ----------------          ----------------------------------
       Company action level       2.0 (or 2.5 with negative trend)
       Regulatory action level    1.5
       Authorized control level   1.0
       Mandatory control level    0.7

Management has calculated the RBC level of American Safety Casualty and has determined that its capital and surplus is significantly in excess of threshold requirements.

  Currently, prescribed or permitted statutory accounting principles ("SAP") may vary between states and between companies. The NAIC is in the process of recodifying SAP to promote standardization throughout the industry. Completion of this project will result in changes in statutory accounting practices for the Company. The impact on the Company's statutory capital and surplus is not presently determinable.

  The Company's non-subsidiary affiliate, American Safety RRG, is domiciled in Vermont and is authorized to write liability insurance in all 50 states, as described above. See "Business--American Safety Risk Retention Group, Inc." Synergy, the program manager of American Safety RRG, has calculated the RBC level of American Safety RRG and has determined that its capital and surplus is significantly in excess of threshold requirements.

  The NAIC has developed an insurance regulatory information system ("IRIS") which is primarily intended to assist state insurance departments in overseeing the financial condition of insurance companies operating in their respective states. IRIS identifies 12 industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more ratios generally leads to inquiries from individual state insurance commissioners. Management has calculated the IRIS ratios for American Safety Casualty and has determined that as of December 31, 1996 all ratios were within "usual values," and currently believes that all ratios are within "usual values." Synergy, the program manager of American Safety RRG, has calculated the IRIS ratios for American Safety RRG and has determined that as of December 31, 1996 all ratios were within "usual values," and currently believes that all ratios are within "usual values."

                                  MANAGEMENT

OFFICERS AND DIRECTORS

  The following table provides information regarding the executive officers and other significant employees of the Company and the directors of the Company. Biographical information for each of such persons is set forth immediately following the table.

       NAME                          AGE                 OFFICE
       ----                          ---                 ------
   Lloyd A. Fox.....................  52 President and Director
   Stephen R. Crim..................  34 Executive Vice President
   James G. Leach...................  49 Senior Vice President
   Fred J. Pinckney.................  50 General Counsel and Secretary
   Stephen F. Clarke................  39 Chief Financial Officer
   J. Jeffrey Hood..................  34 Vice President--Claims and Loss Control
   Kenneth A. Schneider.............  37 Senior Vice President--Underwriting
   Frederick C. Treadway............  45 Chairman of the Board
   Cody W. Birdwell.................  45 Director
   David V. Brueggen................  51 Director
   William O. Mauldin, Jr. .........  57 Director
   Thomas W. Mueller................  43 Director
   Timothy E. Walsh.................  47 Director

  Lloyd A. Fox has been a director of the Company since 1996 and is President of the Company. Since 1990, Mr. Fox has headed the management of the Company's U.S. subsidiaries. He assisted as general legal counsel in the formation of American Safety in 1986. Previously, Mr. Fox was an attorney for 16 years in Atlanta, Georgia, where his practice centered on insurance, the environmental and construction industries, as well as corporate and taxation matters. He received a juris doctor degree from the University of Michigan Law School in 1974 and a bachelor of science degree in pharmacy from Brooklyn College of Pharmacy in 1968. Mr. Fox is a frequent speaker at insurance seminars and environmental training courses throughout the United States.

  Stephen R. Crim is Executive Vice President of the Company and Synergy and has been responsible for all underwriting functions since joining the Company in 1990. Previously, Mr. Crim was employed in the underwriting departments of Aetna Casualty and Surety and The Hartford Insurance Co. between 1986 and 1990. Mr. Crim has 11 years experience in the insurance industry. Mr. Crim received a bachelors degree in mathematics from the Indiana University in 1986.

  James G. Leach is Senior Vice President of the Company and of Synergy and has been responsible for reinsurance and insurance regulatory matters since joining the Company in 1993. Previously, Mr. Leach served as an insurance executive for several national insurance companies and brokers. Mr. Leach has 22 years experience in the insurance industry. Mr. Leach received an associate in science degree in physics from Gulf Coast College in 1968, a bachelor of arts degree in economics from Duke University in 1970, a master of business administration degree in finance and accounting from Georgia State University in 1974, a masters in insurance degree from Georgia State University in 1976, and a juris doctor degree from Drake University School of Law in 1989. He holds the professional designations of Chartered Property and Casualty Underwriter and Chartered Life Underwriter.

  Fred J. Pinckney became General Counsel and Secretary of the Company and of American Safety Casualty in October 1997. Previously, Mr. Pinckney was an attorney for 25 years in Atlanta, Georgia, where his practice centered on securities and corporate matters. Since 1988, Mr. Pinckney was a partner in the law firm of Parker, Johnson, Cook & Dunlevie, which merged in 1996 with Womble Carlyle Sandridge & Rice, PLLC, where he was a member until he joined the Company. He was involved as special legal counsel in the formation of American Safety in 1986 and acted as outside legal counsel to the Company for the past 12 years. Mr. Pinckney received a juris doctor degree from the University of Michigan Law School in 1973 and a bachelor of arts degree in political science from the University of Pittsburgh in 1969.

  Stephen F. Clarke is Chief Financial Officer of American Safety Casualty and has been responsible for all accounting and treasury functions since joining the Company in 1992. Previously, Mr. Clarke had 10 years accounting experience in the insurance industry having held positions of corporate controller and corporate accounting manager with Johnson & Higgins Willis Faber (U.S.A.) Inc. and the New York Insurance Exchange. Mr. Clarke received a bachelor of science degree in accounting from Monmouth College in 1981.

  J. Jeffrey Hood is Vice President--Claims and Loss Control of Synergy and of American Safety Casualty and has been responsible for loss control and safety matters since joining the Company in 1990. Previously, Mr. Hood had served as a loss control and safety coordinator and claims administrator for national technical and insurance organizations for four years. Mr. Hood received a bachelor of science degree in petroleum engineering from Mississippi State University in 1985.

  Kenneth A. Schneider is Senior Vice President--Underwriting of Synergy. Prior to joining the Company in 1997, Mr. Schneider was a senior vice president/managing director of Alexander & Alexander's environmental underwriting, risk management and consulting division from 1993 to 1997, a regional manager for marketing and underwriting for The ERIC Group from 1990 to 1993, and an environmental business manager for AIG Consultants from 1989 to 1990. Mr. Schneider has 15 years experience in the insurance and environmental industry. Mr. Schneider received a masters of business administration degree from the George Washington University in 1988 and a bachelor of science degree in geology from Beloit College in 1983.

  Frederick C. Treadway has served as the Chairman of the Board of Directors of the Company since 1986. Mr. Treadway has been president of Specialty Systems, Inc. in Indianapolis, Indiana since 1977, which is engaged in general construction and asbestos abatement. Mr. Treadway has 24 years experience in the construction business. Since 1996, Mr. Treadway, as owner and president of Treadway Racing LLC, has been a team owner in the Indy Racing League.

  Cody W. Birdwell has served as a director of the Company since 1986. Mr. Birdwell has been president of Houston Sunbelt Communities, L.C. in Houston, Texas, which is engaged in subdivision and mobile home community development and sales, since 1993. Previously, Mr. Birdwell had 16 years experience in general and environmental contracting.

  David V. Brueggen has served as a director of the Company since 1986. Mr. Brueggen is senior vice president of finance of Anson Industries, Inc. in Melrose Park, Illinois, which is engaged in drywall, acoustical and foam insulation contracting. Mr. Brueggen has been employed by Anson Industries, Inc. since 1982. Previously he was an audit manager with Arthur Andersen & Co., an international public accounting firm, for 10 years. Mr. Brueggen is a certified public accountant.

  William O. Mauldin, Jr. has served as a director of the Company since 1986. Mr. Mauldin has been president of Midwest Materials Co. in Springfield, Missouri since 1975, which is engaged in insulation and cold storage. Mr. Mauldin has 31 years experience in the construction business.

  Thomas W. Mueller has served as a director of the Company since 1986. Mr. Mueller has been vice president of Cardinal Industrial Insulation Co., Inc. in Louisville, Kentucky since 1975, which is engaged in industrial insulation and asbestos and sound abatement. Mr. Mueller has 23 years experience in the construction business.

  Timothy E. Walsh has served as a director of the Company since 1986. Mr. Walsh has been president of Environmental Construction, Inc. in Tallmadge, Ohio since 1985, which is engaged in the general contracting, demolition, excavation, asbestos abatement and environmental remediation. Mr. Walsh has 24 years experience in the construction business. Mr. Walsh is a registered civil engineer.

  The Company's Board of Directors consists of the seven persons set forth in the table above. The Company's Bye-Laws provide for a classified or "staggered" Board of Directors whereby the term of office of the directors of the first class (Messrs. Fox and Brueggen) expires at the 1999 annual general meeting of shareholders, the second class (Messrs. Birdwell, Mueller and Walsh) expires at the 2000 annual general meeting of shareholders, and the third class (Messrs. Mauldin and Treadway) expires at the 2001 annual general meeting of shareholders. The directors elected at subsequent meetings will have a term that expires at the third annual general meeting held after their election.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has established four standing committees: The audit committee, the compensation committee, the executive committee and the finance committee.

  The audit committee is composed entirely of non-employee directors and reviews the scope of the Company's audit, the engagement of independent accountants and such accountants' reports. The members of the audit committee are Messrs. Birdwell, Brueggen and Walsh.

  The compensation committee is composed entirely of non-employee directors and has responsibility for determining executive compensation. The members of the compensation committee are Messrs. Brueggen, Mueller and Treadway.

  The executive committee exercises general powers and authorities of the Board of Directors between meetings of the full Board of Directors. The executive committee also has responsibility for nominating directors. The members of the executive committee are Messrs. Brueggen, Fox, Mueller and Treadway.

  The finance committee is responsible for recommending portfolio allocations to the Board of Directors, approving the Company's guidelines which provide standards to ensure portfolio liquidity and safety and approving investment managers and custodians for portfolio assets. The members of the finance committee are Messrs. Birdwell, Brueggen and Mauldin.

DIRECTOR COMPENSATION

  Pursuant to the Company's Directors Stock Plan (the "Directors Plan"), non-employee directors are awarded an annual "retainer award" in the form of Common Shares of the Company having a fair market value of $5,000. The retainer award shares are granted to the directors who are serving as directors immediately after each annual general meeting and the fair market value of the Common Shares is determined as of that date. The retainer award shares vest as of the day immediately preceding the next annual general meeting following the date of grant. All retainer award shares become fully vested upon a "change in control" of the Company (as defined in the Directors
Plan) or if the director ceases a service as a director because of death or disability. If a director ceases service as a director for any other reason, all unvested retainer award shares are forfeited. A total of 30,000 Common Shares have been reserved for issuance under the Directors Plan.

  Directors are also paid $200 per day for attendance at each meeting of the Board of Directors and $200 per day for attendance at each meeting of a committee of the Board of Directors. Directors are also reimbursed for their reasonable expenses in connection with their Board service.

STOCK OPTION PLAN

  The Company has adopted the Incentive Stock Option Plan (the "Incentive Plan") which is intended to further the interests of the Company and its shareholders by attracting, retaining and motivating management and other employees. The Incentive Plan provides for the grant of stock options, which may be non-qualified options or incentive stock options for tax purposes. A total of 750,000 Common Shares have been reserved for issuance under the Incentive Plan.

  The administrator of the Incentive Plan is the compensation committee of the Company's Board of Directors. The compensation committee is authorized to determine the terms and conditions of all option grants, subject to the limitations set forth in the Incentive Plan. In accordance with the terms of the Incentive Plan, the option price per share shall not be less than the fair market value of the Common Shares on the date of grant and the term of any option granted thereunder may be no longer than 10 years.

  It is anticipated that the executive officers of the Company will be granted stock options effective as of the date of the completion of the Offering. Such options will have an exercise price equal to the initial public offering price of the Common Shares. It is currently expected that such grants will consist of options to purchase 337,500 Common Shares, including grants to Messrs. Fox, Crim and Leach of options to purchase 250,000 shares, 25,000 shares and 10,000 shares, respectively. The rights of recipients receiving these stock options, generally, vest equally over three years, beginning with the first anniversary date of the Offering and expire 10 years from the date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation earned by the Chief Executive Officer and the other executive officers of the Company whose salary and bonus for the 1997 and 1996 fiscal years were in excess of $100,000 (the "Named Executive Officers") for services rendered in all capacities to the Company for those years:

                                                      ANNUAL COMPENSATION
            NAME AND                                  -------------------    ALL OTHER
       PRINCIPAL POSITION                              YEAR     SALARY    COMPENSATION(1)
       ------------------                             ------------------- ---------------
Lloyd A. Fox, President.............................     1997 $   367,485     $4,800
                                                         1996     367,485      4,500
Stephen R. Crim, Executive Vice President...........     1997     105,057      3,180
                                                         1996     142,111      4,263
James G. Leach, Senior Vice President...............     1997     171,187      4,800
                                                         1996     165,449      4,500

--------
(1) Represents amounts accrued for contributions by the Company with respect to its profit sharing plan.

  The following table sets forth all grants of stock options during 1997 to Lloyd A. Fox, the only Named Executive Officer who received option grants during such year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                   POTENTIAL
                                                                                                  REALIZABLE
                                                                                                   VALUE AT
                                                                                                    ASSUMED
                                                                                                 ANNUAL RATES
                             NUMBER OF       PERCENT OF TOTAL                                   OF STOCK PRICE
                             SECURITIES     OPTIONS GRANTED TO                                   APPRECIATION
                         UNDERLYING OPTIONS    EMPLOYEES IN    EXERCISE OR BASE                   FOR OPTION
 NAME                        GRANTED(1)        FISCAL YEAR     PRICE PER SHARE  EXPIRATION DATE     TERM(2)
 ----                    ------------------ ------------------ ---------------- --------------- ---------------
                                                                                                 5%      10%
                                                                                                ----- ---------
Lloyd A. Fox(3).........       44,540              27.6%            $5.96           6/30/98       --        --
Lloyd A. Fox(3).........       51,090              31.7%            $5.96            3/7/02       --    $30,387

--------
(1) All options were granted at an exercise price per share equal to 95% of the book value per share of the Company at December 31, 1996.
(2) Amounts reported represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the option. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission.
(3) The options were granted to Intersure Reinsurance Company, over which Mr. Fox exercises sole investment and voting powers.

  The following table provides information regarding the year-end value of stock options held as of December 31, 1997 by Lloyd A. Fox, the only Named Executive Officer holding options as of that date. No options were exercised in 1997.

                            YEAR-END OPTION VALUES

                              NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                             UNDERLYING UNEXERCISED         IN-THE- MONEY
                               OPTIONS AT YEAR END     OPTIONS AT YEAR-END(1)
                            ------------------------- -------------------------
NAME                        EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                        ----------- ------------- ----------- -------------
Lloyd A. Fox...............   95,630           0       $577,605          0

--------
(1) There was no public trading market for the Common Shares as of December 31, 1997. Accordingly, these values have been calculated by determining the difference between $12.00 per share (the mid-point of the estimated price range set forth on the cover page of this Prospectus) and the exercise price per share payable upon exercise of such options.

EMPLOYMENT AGREEMENT

  In March 1997, Lloyd A. Fox, President of the Company, entered into a new five year employment agreement with the Company which provides for an annual base salary of $375,000 and other customary executive benefits. Mr. Fox is also entitled to receive an annual bonus to be determined by the Board of Directors and stock options under the Incentive Plan, as described above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No member of the compensation committee serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or compensation committee.

  Currently, three of the directors of American Safety RRG (Messrs. Treadway, Brueggen and Mueller) are also directors of the Company and the sole members of the compensation committee of the Company. The directors of American Safety RRG are elected annually by the insureds of American Safety RRG. The Company derived approximately 65.2% ($4.0 million) of its revenues in 1994, 46.3% ($4.6 million) of its revenues in 1995, and 37.2% ($3.3 million) of its revenues in 1996 from American Safety RRG. See "Business--American Safety Risk Retention Group, Inc."

  In addition, Messrs. Birdwell, Fox, Mueller, Treadway and Walsh, all of whom are directors of the Company, are owners of 1845 Tenants-In-Common (formerly known as Windy Hill Exchange, L.L.C.), the landlord that leases approximately 13,130 square feet of office space in Atlanta, Georgia to Synergy, the Company's principal U.S. program development, underwriting and administrative services subsidiary. The lease commenced on March 1, 1996 and expires on February 28, 2001. The lease provides for a base annual rent of $183,820 plus an annual increase based on the consumer price index, with such increase not less than 4% per annum. Synergy is also obligated to pay for an increase in the landlord's property taxes and fire and extended insurance coverage on a pro rata rentable floor area basis for the entire building and for any tenant improvements. During 1996, Synergy paid to the landlord $153,183 for rent, $30,637 as a security deposit and $57,379 for tenant improvements.

  On October 17, 1996, Frederick C. Treadway and Treadway Corporation borrowed $700,000 (which was increased by $300,000 on August 6, 1997) from the Company at an interest rate of 9.25% with quarterly interest only payments and a maturity date of October 17, 1998. The largest outstanding balance on this loan during 1997 was $1.0 million. The outstanding balance at January 31, 1998 was $580,000. The loan is secured by Mr. Treadway's personal guaranty and a pledge of Common Shares. See "Certain Transactions."

INDEMNIFICATION

  The Company may exempt and indemnify its directors, officers and auditors in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own fraud or dishonesty. The Company has adopted provisions in its Bye-Laws that provide that each shareholder of the Company and the Company itself agrees to waive any claim or right of action he or it might have, whether individually or by or in the right of the Company, against any director on account of any action taken by such director, or the failure of such director to take any action, in the performance of his duties, or supposed duties, with or for the Company, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such directors. Further, the Company has adopted provisions in its Bye-Laws that provide that the Company shall indemnify its directors and officers to the maximum extent permitted under the Companies Act.

                             CERTAIN TRANSACTIONS

  In 1995, the Company entered into a retrocessional excess of loss reinsurance treaty (for policy limits in excess of reinsurance obtained from other unaffiliated reinsurers) with Intersure Reinsurance Company ("Intersure Re"), which is owned by Lloyd A. Fox, the President and a director of the Company. The treaty covers certain asbestos liability and environmental remediation liability insurance policies in force, written or renewed by American Safety RRG or American Safety Casualty for which the Company acts as a reinsurer. During 1995, 1996 and 1997, the Company paid reinsurance premiums of $25,000, $451,728 and $318,773, respectively, to Intersure Re. In 1997, Intersure Re purchased 26,200 Common Shares of the Company for an aggregate purchase price of $156,597 and received an option to purchase 44,540 Common Shares of the Company on or before June 30, 1998 for an aggregate purchase price of $265,458 (both transactions were based on a per share purchase price equal to 95% of the Company's book value at December 31, 1996).

  In 1996, the Company entered into a retrocessional excess of loss reinsurance treaty (for policy limits in excess of reinsurance obtained from other unaffiliated reinsurers) with Omega Reinsurance Company ("Omega Re"), which is owned by Stephen R. Crim, the Executive Vice President of the Company. The treaty covers certain asbestos liability and environmental remediation liability insurance policies in force, written or renewed by American Safety RRG or American Safety Casualty for which the Company acts as a reinsurer. During 1996 the Company paid no reinsurance premiums to Omega Re, and during 1997 the Company paid reinsurance premiums of $111,200 to Omega Re. In 1997, Omega Re purchased 26,200 Common Shares of the Company for an aggregate purchase price of $156,597 (based on a per share purchase price equal to 95% of the Company's book value at December 31, 1996).

  In 1996, the Company had loans outstanding to Mader Construction Group, Inc., a shareholder of the Company, and to Timothy E. Walsh, a director and shareholder of the Company, which loans were secured by personal guarantees and collateral, including a pledge of Common Shares owned by each borrower. On November 7, 1995, Mader Construction Group, Inc. borrowed $400,000 from the Company at an interest rate of 10.75% with monthly principal payments of $10,000 plus accrued interest and a maturity date of December 29, 1997. The loan was repaid on December 5, 1997. On July 30, 1996, Timothy E. Walsh borrowed $250,000 from the Company at an interest rate of 9.25% based on a five year amortization schedule with a maturity date of December 31, 1997. The loan was repaid on December 18, 1997. On October 17, 1996, Frederick C. Treadway, Chairman of the Company, and Treadway Corporation borrowed $700,000 (which was increased by $300,000 on August 6, 1997) from the Company at an interest rate of 9.25% with quarterly interest only payments and a maturity date of October 17, 1998. The largest outstanding balance on this loan during 1997 was $1.0 million. The outstanding balance at January 31, 1998 was $580,000. The loan is secured by Mr. Treadway's personal guaranty and a pledge of Common Shares.

  Management believes the terms of the aforementioned transactions are no less favorable to the Company than can be obtained from unaffiliated third parties. Any future transactions between the Company and any director, officer or principal shareholder of the Company, or any affiliate of such person, will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Shares as of December 15, 1997, and as adjusted to reflect the sale of Common Shares offered by this Prospectus, by: (i) each person known to the Company to beneficially own more than 5% of the Common Shares; (ii) each of the Company's directors; (iii) each of the Company's Named Executive Officers; and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to such Common Shares.

                                                SHARES    PERCENTAGE PERCENTAGE
                                             BENEFICIALLY   BEFORE     AFTER
         NAME OF BENEFICIAL OWNER              OWNED(1)    OFFERING   OFFERING
         ------------------------            ------------ ---------- ----------
Treadway Associates, L.P. and Frederick C.
 Treadway(2)...............................     603,910     20.64%     10.74%
Lloyd A. Fox(3)............................     294,750      9.76       5.15
Vertecs Corporation and David V.
 Brueggen(4)...............................     284,270      9.72       5.05
Walsh Properties Partnership(5)............     261,345      8.93       4.65
A.R.I. Incorporated and William O. Mauldin,
 Jr.(6)....................................     230,560      7.88       4.10
Cody W. Birdwell and The Cody Birdwell
 Family Limited Partnership(7).............     196,500      6.72       3.49
Mader Construction Group, Inc.(8)..........     196,500      6.72       3.49
Thomas W. Mueller Trust(9).................     182,745      6.25       3.25
Mark C. Mueller Trust(10)..................     182,745      6.25       3.25
Market Street Realty Trust(11).............     151,960      5.19       2.70
Timothy E. Walsh(12).......................     137,550      4.70       2.45
Stephen R. Crim(13)........................      26,200         *          *
James G. Leach.............................           0         *          *
All directors and executive officers as a
 group (9 persons).........................   1,956,485     64.77%     34.20%

--------
* Less than 1%.

(1) Shares beneficially owned include shares that may be acquired pursuant to the exercise of outstanding stock options that are exercisable within 60 days of the date set forth above.
(2) Represents shares held of record by Treadway Associates, L.P., over which Mr. Treadway exercises sole investment and voting power. Mr. Treadway is Chairman of the Board of Directors of the Company, and his business address is 9406 Promontory Circle, Indianapolis, Indiana 46236.
(3) Includes 52,400 shares held of record by Intersure Reinsurance Company, over which shares Mr. Fox exercises sole investment and voting power, 95,630 shares subject to immediately exercisable stock options and 41,920 shares owned by his spouse, as to which Mr. Fox disclaims beneficial ownership. Mr. Fox is a director and the President of the Company, and his business address is 1845 The Exchange, Suite 200, Atlanta, Georgia 30339.
(4) Represents shares held of record by Vertecs Corporation. The business address of Vertecs Corporation is 1959 Anson Drive, Melrose Park, Illinois 60160. David V. Brueggen, a director of the Company, is an officer of Vertecs Corporation and disclaims beneficial ownership of such shares.
(5) The business address of Walsh Properties Partnership is 1405 Newton St., Tallmadge, Ohio 44278.
(6) Represents shares held of record by A.R.I. Incorporated, over which Mr. Mauldin exercises sole investment and voting power. Mr. Mauldin is a director of the Company, and his business address is 417 W. Mill, Springfield, Missouri 65801.
(7) Represents 98,250 shares held of record by Mr. Birdwell and 98,250 shares of record held by The Cody Birdwell Family Limited Partnership, over which shares Mr. Birdwell exercises sole investment and voting power. Mr. Birdwell is a director of the Company, and his business address is 11767 Katy Freeway, Suite 690, Houston, Texas 77079.
(8) The business address of Mader Construction Group, Inc. is 970 Bullis Road, Elma, New York 14059.
(9) Represents shares held of record by the Mark C. Mueller Trust, over which Thomas W. Mueller exercises sole investment and voting power as the sole trustee. Thomas W. Mueller is a director of the Company, and his business address is 1300 West Main Street, Louisville, Kentucky 40203. Thomas W. Mueller disclaims beneficial ownership of the shares owned by Market Street Realty Trust, for which he is one of three trustees.
(10) Represents shares held of record by the Thomas W. Mueller Trust, over which Mark E. Mueller exercises sole investment and voting power as the sole trustee. The business address of Mark C. Mueller is 1300 Main Street, Louisville, Kentucky 40203. Mark C. Mueller disclaims beneficial ownership of the shares owned by Market Realty Trust, for which he is one of three trustees.
(11) The business address of Market Street Realty Trust is 1300 Main Street, Louisville, Kentucky 40203.
(12) Timothy E. Walsh, a director of the Company, is not affiliated with Walsh Properties Partnership and disclaims beneficial ownership of the shares owned by Walsh Properties Partnership.
(13) Represents 26,200 shares held of record by Omega Reinsurance Company, over which Mr. Crim exercises sole investment and voting power.

                         DESCRIPTION OF CAPITAL STOCK

  The following summarizes certain provisions of the Memorandum of Association and Bye-Laws of the Company. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by, all of the provisions of the Memorandum of Association and Bye-Laws. Copies of the Memorandum of Association and Bye-Laws are filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  The authorized share capital of the Company is 20 million shares, consisting of 15 million common shares, par value $.01 per share ("Common Shares"), and 5 million preferred shares, par value $.01 per share ("Preferred Shares").

COMMON SHARES

  The Common Shares offered hereby will be validly issued, fully paid and nonassessable. There are no provisions of Bermuda law or the Company's Bye-Laws which impose any limitations on the rights of shareholders to hold or vote Common Shares by reason of such shareholders not being residents of Bermuda.

  DIVIDEND RIGHTS. The Company is a holding company with no significant operations or significant assets other than its investment portfolio and ownership of the capital stock of its reinsurance, insurance, management services and other subsidiaries. Therefore, the Company will rely primarily on dividends from its subsidiaries to pay dividends on the Common Shares. The ability of any subsidiary to pay dividends to the Company in the future is subject to limitations imposed by the insurance laws or corporate laws and regulations of the jurisdiction of incorporation and domicile of each entity, and will depend on, among other things, each subsidiary's statutory surplus, future earnings and regulatory restrictions. See "Dividend Policy."

  Holders of Common Shares will be entitled to receive dividends ratably when and as declared by the Board of Directors out of funds legally available therefor.

  VOTING RIGHTS. Each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company's shareholders, subject to the 9.5% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders meeting shall be authorized by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) approval of a merger, consolidation or amalgamation, (ii) the sale, lease or exchange of all or substantially all of the assets of the Company, and (iii) amendment of certain provisions of the Bye-Laws, which each require the approval of at least 66 2/3% of the outstanding voting shares (in addition to any regulatory or court approvals).

  The Common Shares have non-cumulative voting rights, which means that the holders of a majority of the Common Shares may elect all of the directors of the Company and, in such event, the holders of the remaining shares will not be able to elect any directors.

  The Bye-Laws contain certain provisions that limit the voting rights that may be exercised by certain holders of Common Shares. The Bye-Laws provide that each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company's shareholders, except that if, and so long as, the Controlled Shares (as defined below) of any person constitute 9.5% or more of the issued and outstanding Common Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P., affiliates of a founding shareholder of the Company. "Controlled Shares" mean (i) all shares of the Company directly, indirectly or constructively owned by any person and (ii) all shares of the Company directly, indirectly or beneficially owned by such person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons, as so defined and including any shares that would otherwise be excluded by the provisions of Section 13(d)(6) of the Exchange Act). Under these provisions, if, and so long as, any person directly, indirectly or constructively owns Controlled Shares having more than 9.5% of the total number of votes exercisable in respect of all shares of voting stock of the Company, the voting rights attributable to such shares will be limited, in the aggregate, to 9.5% of the total number of votes.

  PREEMPTIVE RIGHTS. No holder of Common Shares of the Company shall, by reason only of such holder, have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

PREFERRED SHARES.

  Pursuant to the Bye-Laws, the Company's Board of Directors may by resolution establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of impeding or discouraging the acquisition of control of the Company.

ANTI-TAKEOVER EFFECTS OF BYE-LAWS

  The Bye-Laws contain certain provisions that may be viewed as making the acquisition of control of the Company more difficult. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the directors. The directors believe that, in general, the interests of the Company's shareholders would be best served if any change in control results from negotiations with the directors. The directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Shares.

BYE-LAWS

  The Bye-Laws provide for the internal regulation of the Company, including, among other things, the establishment of share rights, modification of such rights, issuance of share certificates, the transfer of shares, alterations to capital, the convening and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, dividends, and the appointment of any auditor.

  In addition to the provisions of the Bye-Laws discussed above, set forth below is a description of other relevant provisions of the Bye-Laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Bye-Laws which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  SHAREHOLDER PROPOSALS. The Bye-Laws provide that shareholders have the right to submit a proposal for consideration at an annual general meeting or special general meeting of shareholders or to nominate persons for election as directors, provided that written notice of such shareholder's intent to make such a proposal or nomination must be received by the Secretary of the Company at the registered offices of the Company not later than 60 days prior to such meeting. The shareholder's request must describe the proposal or nomination in sufficient detail for it to be summarized on the agenda for the meeting and must set forth (i) the name and record address of the shareholder proposing such meeting; (ii) a representation that the shareholder is a holder of record of the shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination; (iii) the class and number of shares of the Company which are beneficially owned by the shareholder; (iv) a brief description of the business desired to be brought before the meeting; (v) the reasons for conducting such proposed business at the meeting; (vi) any material interest of the shareholder in such business. In the case of a nomination of any person for election as a director, the shareholder's request shall set forth: (a) the name, age, business address and residence address of any person to be nominated; (b) the principal occupation or employment of the person; (c) the number of Common Shares which are beneficially owned by such person; (d) such other information regarding the nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act, whether or not the Company is then subject to such Regulation; and (e) the consent of each nominee to serve as a director of the Company if so elected. The presiding officer of the meeting shall, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.

  In addition, under the Bye-Laws and the Companies Act, shareholders holding not less than one tenth of the paid in capital of the Company carrying the right to vote at a general meeting may require the Board to convene a special general meeting of the Company. If the Board fails to proceed to convene a special general meeting within 21 days of receipt by the Company of the shareholders' request to hold such a meeting, the shareholders may do so themselves in accordance with the Companies Act.

  The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

  RESTRICTIONS ON CERTAIN BUSINESS COMBINATIONS. The Company's Bye-Laws contain provisions which restrict certain "business combinations." In general, the Bye-Laws prohibit an "interested shareholder" of the Company from either directly or indirectly, being a party to or taking any action in connection with any "business combination" with the Company for a period of five years following the date such person first became an "interested shareholder," unless (a) the "business combination" was approved by a prior resolution of the "continuing directors" of the Company's Board of Directors; or (b) the "business combination" was approved by a prior resolution of at least 66 2/3% of the outstanding voting shares of the Company other than those voting shares beneficially held by an "interested shareholder."

  A "business combination" includes, among other things, (i) any arrangement, reconstruction or amalgamation involving the Company and an "interested shareholder," (ii) any transaction or series of transactions involving the sale, purchase, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of the assets of the Company, (iii) the interest or transfer to an "interested shareholder" or any affiliate thereof of any securities by the Company other than an issue or distribution to all shareholders of the Company entitled to participate therein, (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company unless such plan or proposal is initiated, proposed or adopted independently of any "interested shareholder" and (v) the reclassification of any securities or other restructuring of the capital of the Company in such a way as to confer a benefit on the "interested shareholder."

  An "interested shareholder" is any shareholder of the Company who is, or has publicly disclosed a plan or intention to become, the beneficial owner of Common Shares representing ten percent or more of the value of the Company.

  A "continuing director" includes (i) any member of the Company's Board of Directors who while a member thereof is not an "interested shareholder" and was a member of the Company's Board of Directors prior to the time that the "interested shareholder" became such, and (ii) any person who subsequently becomes a member of the Company's Board of Directors and, while such person is a member thereof, is not an "interested shareholder" or an affiliate of an "interested shareholder," and such person's nomination for election or election to the Company's Board of Directors is recommended or approved by a majority of the "continuing directors" then in office.

  As a result of the application of this provision of the Company's Bye-Laws potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's Common Shares of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transaction.

  The affirmative vote of the holders of at least 66 2/3% of the outstanding shares entitled to vote shall be required to amend, repeal or adopt any provision inconsistent with the foregoing provision of the Bye-Laws.

TRANSFER AGENT AND REGISTRAR

  SunTrust Bank, Atlanta, Georgia, is the transfer agent and registrar for the Common Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 5,625,230 Common Shares. The 2,700,000 Common Shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that those shares held by "affiliates" (as defined in Rule 144 promulgated under the Securities Act) of the Company will not be freely tradable even though they will have been registered under the Securities Act. The other 2,925,230 Common Shares were outstanding prior to the Offering and are treated as "restricted securities" for purposes of Rule 144 under the Securities Act and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. In addition, all of the Common Shares that were outstanding prior to the Offering are subject to a lock-up agreement with the representatives of the Underwriters that prohibits their resale prior to 180 days after the date of this Prospectus without the prior consent of Advest, Inc. Upon the expiration of such 180 day period, such holders will be entitled generally to dispose of their shares, subject to the provisions of Rule 144.

  In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including any affiliate of the Company, who owns Common Shares which have not been registered under the Securities Act and as to which a minimum of one year has elapsed since the later of the date of acquisition from and full payment to the Company or an affiliate of the Company, and any affiliate of the Company who owns registered shares, will be entitled to sell, within any three-month period beginning 90 days after the date of this Prospectus (but subject to the 180 day lock-up period described above), a number of Common Shares that does not exceed the greater of: (i) 1% of the then outstanding Common Shares or (ii) the average weekly trading volume in the Common Shares in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales of Common Shares pursuant to Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, under Rule 144, any person who holds Common Shares which have not been registered under the Securities Act as to which a minimum of two years has elapsed since the later of the date of acquisition from and full payment to the Company or an affiliate of the Company and who is not, and for a period of three months prior to the sale of such Common Shares has not been, an affiliate of the Company is free to sell such shares without regard to the volume, manner of sale, notice and other provisions of Rule 144.

  In addition, 750,000 Common Shares are reserved for issuance under the Incentive Plan and 30,000 Common Shares are reserved for issuance in connection with the Directors Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the Common Shares reserved for issuance under the Incentive Plan and the Directors Plan after the completion of the Offering. Common Shares issued under the Incentive Plan and the Directors Plan to non-affiliates of the Company after the effective date of such registration statement will be freely tradable in the public market. Common Shares issued under the Incentive Plan and the Directors Plan to affiliates of the Company after the effective date of such registration statement will be eligible for sale pursuant to Rule 144.

  Prior to the Offering, there has been no public trading market for the Company's Common Shares. The Company cannot predict the effect, if any, that sales of Common Shares following the offering, pursuant to a registration statement, Rule 144, or otherwise, or the availability of such shares for sale, will have on the market price prevailing from time to time. Sales, or the availability for sale, of a substantial amount of Common Shares could adversely affect prevailing market prices for such shares.

                      CERTAIN BERMUDA LAW CONSIDERATIONS

  The following discussion is based on the advice of Conyers Dill & Pearman, Bermuda counsel to the Company. American Safety has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, Foreign Exchange Control, whose permission for the issue and transfer of Common Shares has been obtained subject to the Common Shares being listed on the Nasdaq National Market. This Prospectus has been filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

  CONSENT UNDER THE EXCHANGE CONTROL ACT, 1972 (AND REGULATIONS THEREUNDER) HAS BEEN OBTAINED FROM THE BERMUDA MONETARY AUTHORITY FOR THE ISSUE AND TRANSFER OF THE COMMON SHARES BEING OFFERED PURSUANT TO THE OFFERING. IN ADDITION, A COPY OF THIS DOCUMENT HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN BERMUDA PURSUANT TO THE COMPANIES ACT, 1981 OF BERMUDA.

  IN GIVING SUCH CONSENT AND IN ACCEPTING THIS PROSPECTUS FOR FILING, THE BERMUDA MONETARY AUTHORITY AND THE REGISTRAR OF COMPANIES IN BERMUDA, RESPECTIVELY, ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSAL, OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED HEREIN.

  The transfer of Common Shares between persons regarded as non-resident in Bermuda for exchange control purposes and the issue of shares after the completion of the Offering to such persons may be effected without specific consent under the Exchange Control Act, 1972 and regulations thereunder subject to the Common Shares being listed on the Nasdaq National Market. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act, 1972.

  There are no limitations on the rights of persons regarded as non-residents of Bermuda for foreign exchange control purposes owning Common Shares to hold or vote their Common Shares. Because American Safety has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents or other non-residents of Bermuda who are holders of Common Shares, other than in respect of local Bermuda currency. In addition, because American Safety has been designated as a non-resident for Bermuda exchange control purposes, it does not intend to maintain Bermuda dollar deposits and, accordingly, will not pay dividends on the Common Shares in Bermuda currency.

  In accordance with Bermuda law, share certificates are issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, American Safety is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. American Safety will take no notice of any trust applicable to any of its Common Shares whether or not it had notice of such trust.

                          CERTAIN TAX CONSIDERATIONS

  The following discussion of the tax treatment of the Company and its subsidiaries, and of the shareholders of the Company, is for general information purposes only and does not purport to be a complete analysis of all tax considerations that may be applicable to them.

  For example, except as expressly described below, the following discussion does not deal with (i) Common Shares acquired by an individual pursuant to the exercise of employee stock options, pursuant to the terms of a stock option plan, or otherwise as compensation, (ii) shareholders who are not citizens or residents of the United States, (iii) Common Shares other than those acquired by purchasers in the Offering, (iv) shareholders who directly or constructively own 10 percent or more of the voting power or value of the capital stock of the Company, (v) other categories of shareholders subject to special treatment under United States income tax laws, such as dealers in securities, banks, insurance companies and tax-exempt entities, or (vi) any state or local taxes, or any taxes other than income taxes.

  The following discussion is based upon current law, and could be affected by legislative, judicial or administrative changes. Statements made below as to United States law and Bermuda law, respectively, are the opinions of KPMG Peat Marwick LLP, United States tax advisors to the Company, and Conyers Dill & Pearman, Bermuda counsel to the Company, as to material tax consequences of acquisition, ownership and disposal of Common Shares. Such firms express no opinion as to, and have not independently confirmed, any factual or accounting matters, determinations or conclusions, such as amounts and computations of Subpart F Insurance Income or "related person insurance income" or components thereof (as such terms are defined below), the tax residence of the Company and its subsidiaries or their eligibility for the benefits of any income tax treaty with the United States or facts relating to the conduct of business and activities of the Company and its subsidiaries.

  The tax treatment of a shareholder may vary depending on such shareholder's particular tax situation or status, and therefore, each prospective investor is urged to consult its own tax advisors as to the particular tax consequences of the offering for such shareholder, including the effect and applicability of federal, state, local and foreign income and other tax laws.

TAXATION OF AMERICAN SAFETY AND ITS BERMUDA SUBSIDIARY

BERMUDA

  Under current Bermuda law, there is no income or capital gains tax payable by American Safety or its Bermuda subsidiary, American Safety Re. American Safety and its Bermuda subsidiary have received from the Minister of Finance assurances, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to them or to any of their respective operations or to their shares, debentures or other obligations until March 28, 2016. These assurances are subject to the provision that they are not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to American Safety or its Bermuda subsidiary.

  American Safety and its Bermuda subsidiary are required to pay certain annual Bermuda government fees. In addition, American Safety and its Bermuda subsidiary are required to pay certain business fees as insurers under the Bermuda Act. Currently, there would be no Bermuda withholding or other tax on dividends paid by the Bermuda subsidiary to American Safety.

UNITED STATES

  In general, a foreign corporation is subject to (i) United States federal income tax at graduated rates on its taxable income that is treated as effectively connected with its conduct of a trade or business within the United States and (ii) the 30% United States branch profits tax on its effectively connected earnings and profits (with certain adjustments) deemed repatriated from the United States, unless the corporation is entitled to relief under the provisions of a tax treaty into which the United States has entered.

  Whether a foreign corporation is engaged in a United States trade or business or is carrying on an insurance business in the United States depends upon the level of activities conducted in the United States either directly by the foreign corporation's officers or employees or by other agents. For example, if the activities carried on in the United States or on behalf of a foreign company are "continuous, regular, and considerable" the foreign company will be deemed to be engaged in a United States trade or business. Due to the fact that American Safety will continue to maintain an office in Bermuda and American Safety and American Safety Re's sole business is reinsuring contracts via treaty reinsurance agreements, which are all signed outside of the United States, management believes that American Safety and its Bermuda subsidiary have been operated and, in the future, will continue to be operated in a manner that will not cause any of them to be treated as being engaged in a United States trade or business.

  However, because the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations and court decisions do not identify definitively activities that constitute being engaged in a United States trade or business, and because of the factual nature of the determination, there can be no assurance that the Internal Revenue Service (the "Service") will not contend that American Safety or its Bermuda subsidiary is engaged in a United States trade or business. If American Safety or its Bermuda subsidiary were considered to be engaged in a United States trade or business, that entity would be subject to United States federal income tax on income effectively connected with that trade or business, and would be subject to the branch profits tax as well, unless it was entitled to relief under the Bermuda Treaty.

  Management believes that American Safety and its Bermuda subsidiary, American Safety Re, will be entitled to the benefits of the Bermuda Treaty. If American Safety Re were so entitled and were considered to be engaged in a United States trade or business, application of United States federal income tax, but not the United States branch profits tax, would be limited to business profits attributable to a permanent establishment. As stated above, management believes that American Safety and American Safety Re will not be engaged in a United States trade or business. If American Safety or American Safety Re are not engaged in a United States trade or business, there will be no need to claim benefits under the Bermuda Treaty.

  Foreign corporations not engaged in a trade or business in the United States (as well as foreign corporations engaged in the conduct of a trade or business in the United States, but only with respect to their income that is not effectively connected with such trade or business) are subject to United States federal withholding tax on certain "fixed or determinable annual or periodical" income (such as dividends and interest on certain investments) derived from sources within the United States. Such tax is generally imposed at a rate of 30% on the gross income subject to tax. The Bermuda Treaty does not provide for a reduction of the tax rate.

  The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax currently applicable are 4% of gross casualty insurance premiums and 1% of gross reinsurance premiums.

  The United States has entered into a tax treaty with Bermuda (the "Bermuda Treaty"). The Bermuda Treaty provides that business profits derived from carrying on the business of insurance by a Bermuda company that is an "enterprise of insurance" may only be taxed in the United States if such profits are attributable to the conduct of a trade or business in the United States through a permanent establishment situated therein. In order for a United States permanent establishment to exist, there generally must be continuity of business activity conducted through facilities equipped to carry on such activity. Generally, an insurance company would avoid having a permanent establishment if it maintains no office and owns no tangible or real property in the United States and acts in the United States only through independent agents who would be acting in the ordinary course of their business and who would not be acting in such capacity exclusively for the company and other companies related to it. A Bermuda company is entitled to the Bermuda Treaty benefits described above only if (i) more than 50% of its shares are beneficially owned, directly and indirectly, by individuals who are United States citizens or residents or Bermuda residents, and (ii) the Company's income is not used in substantial part to make disproportionate distributions to, or to meet certain liabilities to, persons who are not United States citizens or residents or Bermuda residents. The Bermuda Treaty does not preclude the imposition of the United States branch profits tax.

  In general, dividends paid by a United States corporation to a foreign entity are subject to a 30% withholding tax. Accordingly, any dividends paid to the Company by its U.S. subsidiaries will be subject to a 30% withholding tax.

TAX TREATMENT OF SHAREHOLDERS

BERMUDA

  Under current Bermuda law, there is no Bermuda income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of American Safety with respect to an investment in or, subsequent sale of, the Common Shares.

UNITED STATES

 Taxation of Dividends

  Subject to the discussion below relating to the potential application of the controlled foreign corporation or passive foreign investment company rules to the Company, cash distributions made with respect to the Common Shares will constitute dividends for United States federal income tax purposes to the extent paid out of the earnings and profits of the Company. Generally, such dividends will not be eligible for the dividends received deduction. Shareholders of the Company that are United States persons, including citizens and residents of the United States and corporations organized under the laws of any state of the United States, and non-resident aliens and foreign corporations as to which such distributions are considered effectively connected with the conduct of a trade or business in the United States, and any other persons subject to United States federal income tax on a net income basis (referred to herein as "United States Holders"), will generally be subject to United States federal income tax on the receipt of such dividends. Distributions in excess of earnings and profits will not be taxed to the extent of a United States Holder's basis in its Common Shares, and will reduce basis. Any amount in excess of basis will be treated as gain from the sale or exchange of the Common Shares.

 Taxation of Capital Gains

  Subject to the discussion below relating to disposition of shares and the potential application of the passive foreign investment company rules to the foreign corporation, upon the sale or exchange of Common Shares, a United States Holder will recognize a gain or loss for United States federal income tax purposes equal to the difference between the amount realized upon such sale or exchange and the United States Holder's United States federal income tax basis for the Common Shares disposed of. Gain recognized by a United States Holder who is a United States resident generally will be United States source income. If the United States Holder's holding period for the Common Shares is more than one year and if the Common Shares constitute a capital asset in the hands of the United States Holder, such gain or loss generally will be subject to tax at a current maximum marginal tax rate of 20% or 28% for individuals and 35% for corporations.

 Classification as a Controlled Foreign Corporation

  If a foreign corporation is a "controlled foreign corporation" (a "CFC") for an uninterrupted period of 30 days or more during any taxable year, its "United States shareholders" who own stock in such corporation, directly, or indirectly through foreign persons, on the last day in such year on which such corporation is a CFC must include in their gross income their respective pro rata shares of the CFC's "subpart F Income", even if such income is not distributed as dividends. Subpart F income includes, among other things, "insurance income", defined as any income (including underwriting and investment income) that is attributable to the issuing (or reinsuring) of any insurance or annuity contract in connection with property in, liability arising out of activity in, or in connection with the lives or health of residents of, a country other than the country under the laws of which the CFC is created or organized, and which would be taxed under subchapter L of the Code if such income were the income of a U.S. insurance company ("Subpart F Insurance Income"). However, Subpart F Insurance Income does not include any income of a CFC from sources within the United States that is effectively connected with the conduct of a United States trade or business, unless the CFC is exempt from United States taxation on the income under an income tax treaty with the United States. Subpart F income also includes, to the extent not treated as part of Subpart F Insurance Income, passive investment income such as interest, dividends and certain capital gains.

  In general, a foreign corporation is treated as a CFC if the "United States shareholders" of such corporation collectively own or are considered to own, directly or indirectly through foreign persons or by applying the constructive ownership rules of Section 958(b) of the Code, more than 50% of the total combined voting power or total value of the corporation's stock. However, for purposes only of taking into account Subpart F Insurance Income (as defined above), a foreign corporation will be treated as a CFC if (i) more than 25% of the total combined voting power or total value of its stock is so owned by United States shareholders, and (ii) the gross amount of premiums in respect of reinsurance or the issuing of insurance or annuity contracts with respect to risks outside its country of organization exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. For these purposes, a "United States shareholder" means any United States person who owns, or is considered to own, directly or indirectly through foreign entities or by applying the constructive ownership rules of Section 958(b) of the Code, 10% or more of the total combined voting power of all classes of stock of the foreign corporation (a "United States 10% shareholder").

  As a result of voting limitations on the stock of the Company designed to prevent any person other than Frederick C. Treadway or Treadway Associates, L.P. from becoming a United States 10% voting shareholder (directly, indirectly or constructively) neither the Company nor any of its subsidiaries should be considered a CFC under the 25% or 50% ownership tests. Even if the Company were to become a CFC, none of its shareholders unrelated to Frederick
C. Treadway or Treadway Associates, L.P. would be deemed to be a United States 10% voting shareholder subject to current United States income taxation on Subpart F income of the Company or any of its subsidiaries unless the related person insurance income rules apply. See discussion below regarding special considerations with respect to "related person insurance income." See also "Description of Capital Stock."

 Related Person Insurance Income

  Special rules apply to the "related person insurance income" ("RPII"), if any, of a foreign corporation. These rules do not apply to a foreign corporation if (i) less than 20% of the voting power and less than 20% of the total value of the capital stock of such corporation is owned at any time during the taxable year (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by such corporation, or who are related persons to any such person, (ii) the RPII of such corporation for the taxable year is less than 20% of its Subpart F Insurance Income, determined on a gross basis, (as defined above but without provisions which limit insurance income to income from countries other than the country in which the corporation was created or organized) (the "De Minimis Exception"), (iii) such corporation elects to treat its RPII as income effectively connected with the conduct of a United States trade or business, or (iv) such corporation elects to be treated as a United States corporation. If none of the above exceptions applies and if all United States persons, in the aggregate, own, directly or indirectly through foreign entities or by applying the constructive ownership rules of Section 958(b) of the Code, 25% or more of the total combined voting power or total value of such corporation, its RPII must be included in the gross income of such United States persons, even though not distributed, under the rules summarized below.

  RPII is defined as any insurance income attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "United States shareholder" in the foreign corporation, or a "related person" to such shareholder. For the purposes only of taking into account RPII, and subject to the exceptions described below, the term "United States shareholder" means with respect to any foreign corporation, a United States person that owns any stock (rather than 10% or more), either directly or indirectly through foreign entities, in that corporation (such a person is hereinafter sometimes referred to as a "RPII Shareholder"). Hence, for purposes of determining if the Company is a RPII CFC and allocating RPII, all United States shareholders are included for purposes of the 25% ownership test and the inclusion of RPII in taxable income; the 10% threshold for shareholders is not applicable for this determination. The term "related person" for this purpose generally means an individual, corporation, partnership, trust or estate which has control of, or is controlled by, a RPII Shareholder, or which is controlled by the same person or persons that have control of the foreign corporation. For these purposes control is generally defined as control of more than 50% of either the voting power of a corporation or the value of its capital stock.

  RPII does not, and in the future should not, based on representations of management, equal or exceed the 20% threshold and, as a result, the De Minimis Exception will apply. In addition, less than 20% of the total value and voting power of the stock of American Safety Re is or will be, based on the representations of management, owned by persons who are (directly or indirectly) insured by such entity or who are related to such persons. If either such exception applies (the De Minimis Exception, or the exception from the RPII rules based on less than 20% ownership by insureds and related persons), then the special rules concerning RPII of a foreign corporation will be inapplicable. The Company does not intend to cause American Safety Re to elect to treat its RPII as effectively connected income or to be treated as a United States corporation.

  If the special rules concerning RPII of a foreign corporation were applicable the RPII Shareholders of American Safety, and therefore of American Safety Re on the last day of the taxable year might be required to include in gross income for United States federal income tax purposes all the RPII of American Safety Re for the entire taxable year, whether or not distributed. In that case, an inclusion would be required even if the RPII Shareholders owned shares only on the last day of the taxable year. Conversely, a United States shareholder that owns shares during the taxable year, but not on the last day, would not be required to include in gross income any part of such RPII.

 Disposition of Shares

  Section 1248 of the Code applies special rules to the sale or exchange of shares of stock of a foreign corporation by a United States person that owned, directly or indirectly through foreign entities or by applying the constructive ownership rules of Section 958(b) of the Code, shares possessing 10% or more of the voting power of such foreign corporation at any time during the five-year period ending on the date of the sale or exchange when the corporation was a CFC. Any gain recognized by such a shareholder may be treated as ordinary income to the extent of certain earnings and profits attributable to the shares sold or exchanged. Such a shareholder generally will be required to report a disposition of its shares by attaching Form 5471, Information Return of United States Persons with Respect to Certain Foreign Corporations, to its United States federal income tax return or information return that it would normally file for the taxable year in which the disposition occurs. As explained above, neither the Company nor any of its subsidiaries will be a CFC. Accordingly, management believes that none of the special rules noted in this paragraph will become applicable to any shareholder of American Safety.

  Section 1248 of the Code may also apply to the sale or exchange of capital stock in a foreign insurance company in a taxable year in which 25% or more of either the voting power or value of the capital stock of the company is owned by United States persons (directly or indirectly through foreign persons or by applying the constructive ownership rules of Section 958(b) of the Code), regardless of whether the United States person is a 10% shareholder or whether RPII equals or exceeds the 20% threshold or whether 20% or more of either the voting power or value of the stock of the corporation is owned directly or indirectly through foreign entities by persons (directly or indirectly) insured or reinsured by such foreign insurer, or by persons related to such insureds. Existing Treasury Regulations do not address whether such rules apply to United States persons that own stock of a foreign insurance company, such as American Safety. Accordingly, Code Section 1248 (and, except as discussed below in "Information Reporting," related reporting requirements) should not apply to the disposition of Common Shares. There is no certainty, however, that the Service will agree with this interpretation or that the final Treasury Regulations when issued will not provide that Section 1248 of the Code and the respective reporting requirements will apply to the disposition of Common Shares.

 Source of Income

  Since it is anticipated that United States persons will own a majority of American Safety's Common Shares, a portion of the current income inclusions under the CFC, RPII and passive foreign investment company rules, if any, and of the dividends paid by American Safety (including any gain from the sale of Common Shares that is treated as a dividend under Section 1248 of the Code) may not be treated as foreign source income for purposes of computing a shareholder's United States foreign tax credit limitation. American Safety will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for most United States shareholders to utilize excess foreign tax credits to reduce United States tax on such income.

 Information Reporting

  A United States shareholder generally will have an independent obligation to file a copy, for information purposes, of Form 5471 with its tax return for any taxable year in which such holder (i) acquires 5% or more of the value of the capital stock of the Company, (ii) acquires additional Common Shares which cause it to own 5% or more of the value of the capital stock of the Company or
(iii) disposes of a sufficient number of Common Shares to decrease its interest below 5% of the value of the capital stock of the Company. Form 5471 is an information return on which the holder must provide data concerning itself, the Company and the acquisition or disposition of Common Shares.

 Passive Foreign Investment Company

  In general, a foreign corporation will be a passive foreign investment company (a "PFIC") if 75% or more of its gross income constitutes "passive income" or 50% or more of its assets produce "passive income" or are held for the production of "passive income."

  The United States shareholders of a PFIC are subject to a special tax and an interest charge at the time of the sale of (or receipt of an "excess distribution" with respect to) their capital stock in the PFIC, unless such shareholders elect to be currently taxed on their pro rata share of the PFIC's earnings, whether or not distributed. In general, a shareholder is treated as having received an "excess distribution" if the amount of the distribution was more than 125% of the average distribution with respect to its capital stock during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The special tax is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the capital stock was earned in equal portions throughout the holder's period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal tax rate applicable for each such period. The interest charge is determined based on the applicable rate imposed on underpayments of United States federal income tax for such period.

  For the above purposes, "passive income" is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. However, passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons, to the extent properly allocable to income of such related person that is not passive income. In addition, the PFIC provisions specifically exclude from the definition of "passive income" any income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business and which would be subject to tax under Subchapter L if it were a domestic corporation." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent that income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it will be treated as passive income. The PFIC provisions also provide that for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation is treated as if it "held its proportionate share of the assets and received directly its proportionate share of the income" of any corporation of which it owns (directly or indirectly) at least 25% of the value of the capital stock.

  Based on representations of management, American Safety and American Safety Re are, and will be, predominantly engaged in an insurance business and do not, and will not, have financial reserves in excess of the reasonable needs of their insurance business. Accordingly, the income and assets of American Safety and

American Safety Re should not be passive income and passive assets. As American Safety should be treated as holding all the assets and receiving all the income of its subsidiaries, including American Safety Re, and management does not anticipate that 75% or more of the gross income that American Safety is thereby deemed to receive or actually receives will be passive income, or that 50% or more of the assets that American Safety is thereby deemed to hold or actually holds will be passive assets, the risk of American Safety being classified as a PFIC should be minimized.

 Miscellaneous

  Except as discussed below with respect to backup withholding, dividends paid by American Safety will not be subject to a United States withholding tax.

  Information reporting to the Service by paying agents and custodians located in the United States will be required with respect to payments of dividends to United States persons. A holder of Common Shares may be subject to backup withholding at the rate of 31% with respect to dividends paid by such persons unless the holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax, and may be credited against the holder's federal income tax liability.

                                 UNDERWRITING

  Under the terms and subject to the conditions set forth in the underwriting agreement (the "Underwriting Agreement") among the Company and Advest, Inc., J.C. Bradford & Co. and Hoefer & Arnett, Incorporated (the "Underwriters"), each of the Underwriters has severally agreed to purchase and the Company has agreed to sell to each of the Underwriters, the respective number of Common Shares set forth opposite the name of each of the Underwriters below.

                                                                       NUMBER OF
                                                                        SHARES
   UNDERWRITER                                                         ---------
Advest, Inc. .........................................................
J.C. Bradford & Co. ..................................................
Hoefer & Arnett, Incorporated.........................................
                                                                       ---------
  Total............................................................... 2,700,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to approval of certain matters by their counsel and to various other conditions precedent. The Underwriters are committed to purchase and pay for all of the Common Shares offered hereby, if any are purchased.

  The Underwriters have advised the Company that they propose to offer the Common Shares initially to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession not in excess of $    per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
certain other dealers. After the public offering of the Common Shares, the public offering price, concession and reallowance to dealers may be changed by the Underwriters. The Common Shares are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  Pursuant to the Underwriting Agreement, the Underwriters have agreed to reserve up to 135,000 Common Shares for sale to the Company's employees, officers, directors and their affiliates at the offering price per share set forth on the cover page of this Prospectus (the "directed sales"). Because no such offers have yet been solicited by the Underwriters and no contracts for the purchase and sale of such Common Shares have been executed, the number of Common Shares that will be sold in directed sales cannot presently be determined. Any of such shares not orally confirmed for purchase in directed sales by the end of the first business day after the date of execution of the Underwriting Agreement will be offered to the public by the Underwriters as set forth in this Prospectus.

  The Company has granted to the Underwriters an option exercisable during the 30-day period beginning on the date of this Prospectus, to purchase up to 405,000 additional Common Shares (the "Option Shares"), solely to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If this option is exercised in part, the number of Option Shares to be delivered by the Company will be determined by Advest, Inc. after consultation with the Company. To the extent that this option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares as the number set forth next to such Underwriter's name in the preceding table bears to the sum of the total number of Common Shares in such table.

  The Company, the executive officers and directors of the Company and certain of the existing shareholders of the Company have agreed that for a period of 180 days after the date of this Prospectus, subject to certain exceptions, they will not directly or indirectly offer, sell, announce an intention to sell, contract to sell or otherwise dispose of, or, with respect to the Company, file with the Commission a registration statement under the Securities Act relating to, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares without the prior written consent of Advest, Inc. See "Shares Eligible for Future Sale."

  Subject to certain limitations, the Company has agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.

  The Underwriters have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

  The Underwriters have advised the Company that, pursuant to Regulation M promulgated under the Exchange Act, certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Shares on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Shares. A "syndicate covering transaction" is the bid for or the purchase of the Common Shares on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this Offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a selling group member in connection with this Offering if the Common Shares originally sold by such selling group member are purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such selling group member. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Prior to this Offering, there has been no public market for the Common Shares. The initial public offering price for the Common Shares will be determined by negotiation between the Company and the Underwriters. In determining such price, consideration will be given to various factors, including market conditions for initial public offerings, the history of and the prospects for the Company's business, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the Common Shares will trade in the public market subsequent to this Offering or that an active trading market for Common Shares will develop and continue after this Offering.

                                 LEGAL MATTERS

  The validity under Bermuda law of the Common Shares offered hereby will be passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters with respect to the Offering will be passed upon for the Company by Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia, and for the Underwriters by Alston & Bird LLP, Atlanta, Georgia. In connection therewith, Womble Carlyle Sandridge & Rice, PLLC and Alston & Bird LLP may rely with respect to certain matters of Bermuda law on the opinion of Conyers Dill & Pearman.

                                    EXPERTS

  The Consolidated Financial Statements and schedules of the Company and its subsidiaries as of December 31, 1995 and 1996 and September 30, 1997, and for each of the years in the three-year period ended December 31, 1996 and for the nine-month periods ended September 30, 1996 and 1997 included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document which has been filed as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. The Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission, and copies or all or any part thereof may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 or at certain of the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's Internet site address, which is http://www.sec.gov.

  The Company is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offering, the Company will become subject to the information reporting requirements of the Exchange Act. The Company intends to furnish its shareholders with annual reports, which will include consolidated financial statements audited by its independent certified public accountants, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                     GLOSSARY OF SELECTED INSURANCE TERMS

  The following terms when used in this Prospectus have the following meaning:

Actuarial analysis.............  Evaluation of risks in order to attempt to assure that premiums and loss reserves
                                 adequately reflect expected future loss
                                 experience and claims payments; in evaluating risks, mathematical models are used to predict future loss experience and claims payments based on past loss ratios, loss development patterns and other relevant data and assumptions.

Assume.........................  To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Alternative insurance market...  An insurance market which has developed over the past 15 years to respond to the needs of insureds for adequate insurance coverage and affordable premium rates through (i) the underwriting of risks which are characterized by the standard insurance market as difficult or which generate too little premium for standard insurance companies; and/or (ii) the design of specialized insurance programs, such as deductible or risk retention programs, and captive or rent-a-captive programs.

Broker; intermediary...........  One who negotiates contracts of insurance or reinsurance on behalf of an insured party, receiving a commission from the insurer or reinsurer for placement and other services rendered.

Capacity.......................  The percentage of surplus, or the dollar amount of exposure, that an insurer or
                                 reinsurer is willing to place at risk.
                                 Capacity may apply to a single risk, a
                                 program, a line of business or an entire book of business.

Captive........................  A company formed to insure the risks of a group of insureds or of a parent company or affiliated group of companies.

Case reserves..................  Recorded estimates of unpaid liabilities associated with specific reported claims.
                                 Case reserves may pertain to losses and loss adjustment expenses.

Casualty insurance.............  Insurance which is primarily concerned with the losses caused by injuries to third
                                 persons or their property (i.e., not the policyholder) and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, general liability, employers' liability, workers' compensation, professional liability, public liability and automobile liability insurance. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Cede; ceding company...........  When an insurance company reinsures its risk with another insurance company in
                                 consideration of a premium, it "cedes" (i.e.
                                 transfers) business and is referred to as the "ceding company."

Claims-made coverage...........  A policy that provides insurance for claims reported during the policy period.

Combined ratio.................  The sum of the loss and loss adjustment exposure ratio and the underwriting expense ratio, expressed as a percentage, determined in accordance with either SAP or GAAP. SAP calculates the expense ratio as a percentage of net written premium and GAAP uses net earned premium. Both methods use earned premium to calculate the loss and loss adjustment expense ratio. A combined ratio below 100% generally indicates profitable underwriting results. A combined ratio over 100% generally indicates unprofitable underwriting results.

Commercial lines...............  Types of insurance written for businesses instead of individuals.

Direct premiums written........  Insurance premiums written (less return premiums) without any allowance for premiums assumed or ceded reinsurance.

Earned surplus.................  The cumulative amount of retained net profits from insurance operations, including
                                 investment income, as determined under SAP.

Excess and surplus lines.......  A term used to describe any risk or part thereof for which insurance is not available through a company licensed in the applicant's state (an "admitted" insurer). The business, therefore, is placed with insurers not licensed in the state ("non-admitted" insurers) in accordance with surplus lines or excess lines provisions of state insurance laws. Under these provisions, the non-admitted insurer is not subject to the same rate or coverage requirements which apply to an admitted insurer.

Excess of loss reinsurance.....  A form of reinsurance in which the reinsurer indemnifies the ceding company against all or a portion of the amount of loss in excess of a specified dollar amount, called a "layer" or "retention."

Expense ratio; underwriting
 expense ratio.................  The ratio of underwriting expenses to net premiums written, if determined in accordance with SAP, or the ratio of underwriting expenses (adjusted by deferred policy acquisition costs) to earned premiums, if determined in accordance with GAAP.

Facultative reinsurance........  The reinsurance of all or a portion of the insurance coverage provided by a single
                                 policy. Reinsurance for each policy reinsured is separately negotiated.

Frequency......................  The number of claims occurring under a given coverage divided by the number of exposures for the given coverage.

Generally accepted accounting
 principles ("GAAP")...........  Accounting principles as set forth in opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question.

Gross premiums written.........  Total premiums for primary insurance written and reinsurance assumed during a given
                                 period.

Incurred but not reported
 ("IBNR") reserves.............  Loss reserves for estimated losses and loss adjustment expenses which have been incurred but not yet reported to the insurer (including future developments on losses that are known to the insurer).

Insurance regulatory
 information system ("IRIS")...  A system developed by the NAIC primarily intended to assist state insurance
                                 departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states.

Incurred losses................  For a given period, the total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer.

Loss adjustment expenses
 ("LAE").......................  The expenses of settling claims, including legal and other fees, and general expenses of administering the claims adjustment process.

Loss ratio.....................  For SAP and GAAP, net losses and loss adjustment expenses incurred, divided by net premiums earned, expressed as a percentage.

Loss reserves..................  Liabilities established by insurers and reinsurers to reflect, as of a given date, the estimated cost of claims payments that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss adjustment expenses, and consist of case reserves and IBNR reserves.

The National Association of
 Insurance Commissioners
 ("NAIC")......................  An association of state insurance regulatory officials organized to promote consistency of regulatory practice and statutory accounting standards for insurance companies throughout the United States.

Net premiums earned............  The portion of net premiums written which applies to the expired portion of the policy period.

Net premiums written...........  Gross premiums written less premiums ceded to reinsurers.

Premiums.......................  Payments and consideration for insurance, surety bonds or reinsurance coverage under insurance policies, surety bonds or reinsurance agreements.

Primary insurance..............  Insurance policies issued to insureds generally.

Property insurance.............  Insurance that provides coverage to a person with an insurable interest in tangible
                                 property for that person's property loss, damage or loss of use.

Occurrence coverage............  A policy that provides insurance for events occurring during the policy period but
                                 without regard to when the claim is reported.

Quota share reinsurance........  A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of both the original premiums and the losses of the reinsured. Also known as proportional reinsurance, pro rata reinsurance and participating reinsurance.

Reinsurance....................  The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the ceding party, for part or all of the liability assumed by the ceding party under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company or the ceding company. Reinsurance does not legally discharge the primary insurer from its liability to the insured.

Reinsurer......................  The insurer that assumes all or part of the insurance or reinsurance liability written by another insurer. The term includes retrocessionaires, which are insurers that assume reinsurance from a reinsurer.

Rent-a-captive.................  A program under which a captive insures the risk of an unrelated insured who bears the risk of its own loss experience without the administrative costs and capital commitment necessary to establish and operate its own captive insurance company.

Reserves.......................  Liabilities established by insurers and reinsurers to reflect the estimated costs of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention......................  The amount or portion of risk which an insurer or reinsurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer or retrocessionaire. In quota share treaties, the retention may be a percentage of the original policy's limit. In excess of loss reinsurance, the retention is a dollar amount of loss, a loss ratio or a percentage of loss.

Retrocession;
 retrocessionaire..............  A transaction whereby a reinsurer cedes to another reinsurer (the "retrocessionaire") all or part of the reinsurance risk it has assumed. Retrocessions do not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Risk based capital ("RBC").....  A measure adopted by the NAIC for assessing the minimum statutory capital requirements of insurers.

Severity.......................  The cost of a claim under an insurance policy.

Statutory accounting practices
 ("SAP").......................  The rules and procedures prescribed or permitted by state insurance regulatory
                                 authorities for recording transactions and preparing financial statements. Statutory accounting principles generally reflect a liquidating, rather than a going concern, concept of accounting. The principal differences between SAP and GAAP are as follows: (a) under SAP, certain assets (nonadmitted assets) are eliminated from the balance sheet; (b) under SAP, policy acquisition costs are expensed upon policy inception, while under GAAP they are deferred and amortized over the term of the policies;
                                 (c) under SAP, no provision is made for
                                 deferred income taxes; and (d) under SAP, certain reserves are recognized which are not recognized under GAAP.

Statutory reserves.............  Reserves established to provide for future obligations with respect to all insurance policies as determined in accordance with SAP.


Statutory surplus..............  The amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets as determined in accordance with SAP. Admitted assets of an insurer are assets permitted by a state to be taken into account in determining the insurer's financial condition for statutory purposes.

Surety bond....................  A contract under which a party guarantees certain obligations of a second party to a third party.

Tail...........................  The period of time that elapses between the expiration of the applicable insurance policy and the loss event (or the insurer's knowledge of the loss event) or the payment in respect thereof. A "short-tail" insurance product is one where ultimate losses are known comparatively quickly; ultimate losses under a "long-tail" insurance product are sometimes not known for years.

Treaty reinsurance.............  The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a "treaty") between a primary insurer or other reinsured and a reinsurer. In treaty reinsurance, the primary insurer or reinsured may be obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally underwritten by the primary insurer or reinsured.

Underwriting...................  The insurer's or reinsurer's process of reviewing applications submitted for
                                 insurance coverage, deciding whether to
                                 provide all or part of the coverage requested and determining the applicable premiums.

Underwriting cycle.............  A pattern in which property and casualty insurance premiums, profits and availability of coverage rise and fall over time.

Underwriting expense ratio.....  The ratio of operating expenses to net premiums earned (for purposes of GAAP) or to net premiums written (for purposes of SAP).

Underwriting expenses..........  The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profit (loss).....  The amount of pretax income (loss) from insurance operations, exclusive of net
                                 investment income and capital gains or
                                 losses.

Unearned premiums..............  The portion of a premium representing the unexpired portion of the contract term as of a certain date.

Workers' compensation..........  A system, established under state laws, under which employers provide insurance for benefit payments to their employees for work-related injuries.

Written premiums...............  Premiums written, whether or not earned, during a given period.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report...............................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and September
 30, 1997..................................................................  F-3
Consolidated Statements of Earnings for the years ended December 31, 1994,
 1995 and 1996 and the nine months ended September 30, 1996 and 1997.......  F-4
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1994, 1995 and 1996 and the nine months ended September 30,
 1996 and 1997.............................................................  F-5
Consolidated Statements of Cash Flow for the years ended December 31, 1994,
 1995 and 1996 and the nine months ended September 30, 1996 and 1997.......  F-6
Notes to Consolidated Financial Statements.................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Safety Insurance Group, Ltd.:

  We have audited the accompanying consolidated balance sheets of American Safety Insurance Group, Ltd. and subsidiaries as of December 31, 1995 and 1996, and September 30, 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flow for each of the years in the three-year period ended December 31, 1996 and for the nine-month periods ended September 30, 1996 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Safety Insurance Group, Ltd. and subsidiaries as of December 31, 1995 and 1996, and September 30, 1997, and the results of their operations and their cash flow for each of the years in the three-year period ended December 31, 1996 and for the nine-month periods ended September 30, 1996 and 1997, in conformity with accounting principles generally accepted in the United States.

                                       KPMG Peat Marwick LLP

Atlanta, Georgia

February 9, 1998

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996
                             AND SEPTEMBER 30, 1997

                                                    DECEMBER 31,
                                               -----------------------  SEPTEMBER 30,
                                                  1995        1996          1997
                                               ----------- -----------  -------------
                    ASSETS
Investments:
  Securities available for sale, at fair
   value:
    Fixed maturities.......................... $19,851,279 $16,775,657   $24,771,227
    Preferred stock...........................     132,000         --            --
    Common stock..............................     314,349     715,590     1,181,023
  Short-term investments......................     350,000     472,417     1,596,682
                                               ----------- -----------   -----------
      Total investments.......................  20,647,628  17,963,664    27,548,932
Cash..........................................   3,197,510   3,271,957     2,425,488
Accrued investment and interest income........     264,783   1,030,037       718,963
Notes receivable:
  Related parties.............................     390,000   1,146,841     1,266,264
  Other.......................................     988,195   4,912,865     3,620,359
Premiums receivable...........................     657,595   1,242,060     4,129,250
Commissions receivable........................      72,846      64,216        28,550
Ceded unearned premium........................      25,986     305,341       552,575
Reinsurance recoverable.......................       6,158      45,475        84,156
Due from affiliate............................     266,565     356,844       261,637
Income tax recoverable........................      12,853     121,006        24,714
Deferred income taxes.........................      97,983     179,320       200,419
Goodwill......................................     316,059     297,698       274,452
Other assets..................................     199,043     362,048     1,036,799
                                               ----------- -----------   -----------
      Total assets............................ $27,143,204 $31,299,372   $42,172,558
                                               =========== ===========   ===========
     LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Unpaid losses and loss adjustment expenses.. $ 8,293,655 $ 8,914,460   $10,734,633
  Unearned premiums...........................     753,064   1,364,459     2,124,091
  Liability for deductible fees held..........         --          --      2,764,485
  Reinsurance on paid loss and loss adjustment
   expenses...................................      86,094      80,139       289,037
  Ceded premiums payable......................     646,010   1,179,467     2,821,178
  Due to affiliate:
    Ceded premiums payable....................      75,358         --         49,400
    Reinsurance on paid loss and loss
     adjustment expenses......................       1,932      (1,045)       16,360
  Income tax payable..........................     146,797      17,742           --
  Accounts payable and accrued expenses.......     526,262   1,712,043     1,399,726
  Surplus note................................         --          --      1,250,000
                                               ----------- -----------   -----------
      Total liabilities.......................  10,529,172  13,267,265    21,448,910
                                               ----------- -----------   -----------
Shareholders' equity:
  Preferred stock, $0.01 par value; authorized
   5,000,000 shares; no shares issued and
   outstanding................................         --          --            --
  Common stock, $0.01 par value; authorized
   15,000,000 shares; issued and outstanding
   at December 31, 1995 and 1996, 2,872,830
   shares, and at September 30, 1997,
   2,925,230 shares ..........................      28,728      28,728        29,252
  Additional paid-in capital..................   2,455,034   2,455,034     2,751,789
  Retained earnings...........................  13,394,948  15,540,208    17,762,499
  Unrealized gain relating to investments.....     735,322       8,137       180,108
                                               ----------- -----------   -----------
      Total shareholders' equity..............  16,614,032  18,032,107    20,723,648
                                               ----------- -----------   -----------
      Total liabilities and shareholders' eq-
       uity................................... $27,143,204 $31,299,372   $42,172,558
                                               =========== ===========   ===========

          See accompanying notes to consolidated financial statements.

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                    YEARS ENDED               NINE MONTHS ENDED
                                    DECEMBER 31,                SEPTEMBER 30,
                          --------------------------------- ---------------------
                             1994        1995       1996       1996       1997
                          ----------  ---------- ---------- ---------- ----------
Revenues:
  Direct premiums
   earned...............  $   30,808  $   51,337 $  810,921 $  662,064 $2,419,322
  Assumed premiums
   earned
   Affiliate............   2,194,136   2,494,765  1,982,290  1,612,775  1,773,776
   Non-affiliates.......   1,283,552   3,562,483  2,523,198  1,544,811  3,830,017
                          ----------  ---------- ---------- ---------- ----------
    Total assumed
     premiums earned....   3,477,688   6,057,248  4,505,488  3,157,586  5,603,793
  Ceded premiums earned
   Affiliate............      16,003      12,097    541,129    488,953    870,369
   Non-affiliates.......      73,031     349,716    502,858    469,403    646,840
                          ----------  ---------- ---------- ---------- ----------
    Total ceded premiums
     earned.............      89,034     361,813  1,043,987    958,356  1,517,209
                          ----------  ---------- ---------- ---------- ----------
    Net premiums
     earned.............   3,419,462   5,746,772  4,272,422  2,861,294  6,505,906
                          ----------  ---------- ---------- ---------- ----------
  Net investment
   income...............     663,295   1,346,354  1,206,193    943,544  1,177,217
  Interest on notes
   receivable...........         --        6,555    885,436    505,692    635,504
  Brokerage commission
   income...............   1,706,424   2,145,076  1,880,732  1,457,985  1,564,706
  Management fees from
   affiliate............     463,512     474,822    478,963    355,844    443,950
  Net realized gains
   (losses).............    (118,440)    200,625    177,321    155,153     14,243
  Other income..........         228         126      4,800      3,505     10,748
                          ----------  ---------- ---------- ---------- ----------
    Total revenues......   6,134,481   9,920,330  8,905,867  6,283,017 10,352,274
                          ----------  ---------- ---------- ---------- ----------
Expenses:
  Losses and loss
   adjustment expenses
   incurred.............   1,423,867   2,905,477  2,055,558  1,383,476  3,533,048
  Acquisition expenses..     517,252   1,085,929    645,980    494,544  1,768,834
  Other expenses........   2,246,586   2,029,291  3,110,085  2,172,112  2,445,573
                          ----------  ---------- ---------- ---------- ----------
    Total expenses......   4,187,705   6,020,697  5,811,623  4,050,132  7,747,455
                          ----------  ---------- ---------- ---------- ----------
    Earnings before
     income taxes.......   1,946,776   3,899,633  3,094,244  2,232,885  2,604,819
Income taxes............     328,988     719,688    176,509    178,121    382,528
                          ----------  ---------- ---------- ---------- ----------
    Net earnings........  $1,617,788  $3,179,945 $2,917,735 $2,054,764 $2,222,291
                          ==========  ========== ========== ========== ==========
Net earnings per share..  $     0.54  $     1.07 $     0.98 $     0.69 $     0.75
                          ==========  ========== ========== ========== ==========
Common shares and common
 share equivalents used
 in computing net
 earnings per share.....   2,983,303   2,974,133  2,974,133  2,974,133  2,974,133
                          ==========  ========== ========== ========== ==========


          See accompanying notes to consolidated financial statements.

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                    DECEMBER 31,                     SEPTEMBER 30,
                         -------------------------------------  ------------------------
                            1994         1995         1996         1996         1997
                         -----------  -----------  -----------  -----------  -----------
Common stock--number of
 shares:
  Balance at beginning
   of period............   2,882,000    2,882,000    2,872,830    2,872,830    2,872,830
  Shares redeemed and
   canceled.............         --      (140,170)         --           --           --
  Shares issued in
   connection with
   purchase of minority
   interest.............         --       131,000          --           --           --
  Issuance of common
   shares...............         --           --           --           --        52,400
                         -----------  -----------  -----------  -----------  -----------
  Balance at end of
   period...............   2,882,000    2,872,830    2,872,830    2,872,830    2,925,230
                         ===========  ===========  ===========  ===========  ===========
Common stock:
  Balance at beginning
   of period............ $    28,820  $    28,820  $    28,728  $    28,728  $    28,728
  Shares redeemed and
   canceled.............         --        (1,402)         --           --           --
  Shares issued in
   connection with
   purchase of minority
   interest.............         --         1,310          --           --           --
  Issuance of common
   shares...............         --           --           --           --           524
                         -----------  -----------  -----------  -----------  -----------
  Balance at end of
   period...............      28,820       28,728       28,728       28,728       29,252
                         -----------  -----------  -----------  -----------  -----------
Additional paid-in
 capital:
  Balance at beginning
   of period............   2,171,180    2,171,180    2,455,034    2,455,034    2,455,034
  Shares redeemed and
   canceled.............         --      (255,398)         --           --           --
  Shares issued in
   connection with
   purchase of minority
   interest.............         --       539,252          --           --           --
  Issuance of common
   shares...............         --           --           --           --       296,755
                         -----------  -----------  -----------  -----------  -----------
  Balance at end of
   period...............   2,171,180    2,455,034    2,455,034    2,455,034    2,751,789
                         -----------  -----------  -----------  -----------  -----------
Retained earnings:
  Balance at beginning
   of period............   8,597,215   10,215,003   13,394,948   13,394,948   15,540,208
  Net earnings..........   1,617,788    3,179,945    2,917,735    2,054,764    2,222,291
  Dividends declared and
   paid.................         --           --      (772,475)    (772,475)         --
                         -----------  -----------  -----------  -----------  -----------
  Balance at end of
   period...............  10,215,003   13,394,948   15,540,208   14,677,237   17,762,499
                         -----------  -----------  -----------  -----------  -----------
Unrealized gain (loss)
 relating to
 investments:
  Balance at beginning
   of period............     (43,265)    (476,745)     735,322      735,322        8,137
  Unrealized gain (loss)
   during the period
   (net of deferred tax
   benefit (expense) of
   $121,938, $(167,365),
   $26,759, $48,435, and
   $(37,685),
   respectively)........    (433,480)   1,212,067     (727,185)    (853,623)     171,971
                         -----------  -----------  -----------  -----------  -----------
  Balance at end of
   period...............    (476,745)     735,322        8,137     (118,301)     180,108
                         -----------  -----------  -----------  -----------  -----------
    Total shareholders'
     equity............. $11,938,258  $16,614,032  $18,032,107  $17,042,698  $20,723,648
                         ===========  ===========  ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                      YEARS ENDED                   NINE MONTHS ENDED
                                     DECEMBER 31,                     SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
Cash flow from operating
 activities:
 Net earnings...........  $ 1,617,788  $ 3,179,945  $ 2,917,735  $ 2,054,764  $ 2,222,291
 Adjustments to
  reconcile net earnings
  to net cash provided
  by operating
  activities:
  Realized losses
   (gains) on sale of
   investments..........      118,440     (200,625)    (177,321)    (155,153)     (14,243)
  Amortization of
   deferred acquisition
   costs................      150,535      425,159      371,572      240,251      485,871
  Change in:
   Accrued investment
    and interest
    income..............      (26,455)     (89,100)    (765,254)    (423,278)     311,074
   Premiums receivable..      (57,633)    (449,596)    (584,465)    (895,627)  (2,887,190)
   Commissions
    receivable..........      (75,098)      59,723        8,630      (38,386)      35,666
   Reinsurance
    recoverable and
    ceded unearned
    premiums............          --       (32,144)    (318,672)     (91,048)    (285,915)
   Due from affiliate...     (133,838)     286,390      (90,279)    (249,601)      95,207
   Income taxes.........      (76,830)     151,311     (318,545)    (255,819)      57,451
   Unpaid losses and
    loss adjustment
    expenses............    1,249,841    2,245,922      620,805      123,086    1,820,173
   Unearned premiums....      343,997      409,067      611,395      347,700      759,632
   Liability for
    deductible fees
    held................          --           --           --           --     2,764,485
   Ceded premiums
    payable.............      563,402       82,608      533,457      482,341    1,641,711
   Due to affiliate.....      (76,602)      25,716      (78,335)      86,274       66,805
   Accounts payable and
    accrued expenses....      170,811     (255,701)   1,185,781      173,480     (312,317)
   Other, net...........     (204,608)    (544,961)    (318,356)      (9,956)    (368,118)
                          -----------  -----------  -----------  -----------  -----------
    Net cash provided by
     operating
     activities.........  $ 3,563,750  $ 5,293,714  $ 3,598,148  $ 1,389,028  $ 6,392,583
                          -----------  -----------  -----------  -----------  -----------
Cash flow from investing
 activities:
 Purchases of fixed
  maturities............  (37,144,055) (22,396,837) (20,967,644) (14,822,233) (12,553,086)
 Purchase of common
  stocks................     (306,888)     (16,061)    (968,383)  (1,882,100)  (1,170,146)
 Proceeds from maturity
  and redemption of
  fixed maturities......    1,688,952    2,908,241    2,817,810    4,375,331          --
 Proceeds from sale of
  fixed maturities......   29,482,382   16,861,879   20,622,008   15,233,477    4,322,883
 Proceeds from sale of
  common stock..........          --           --       584,563      308,727      712,955
 Proceeds from sale of
  preferred stock.......          --           --       132,319          --           --
 Decrease (increase) in
  short-term
  investments...........    3,373,145    1,019,470     (122,417)  (2,037,641)  (1,124,265)
 Increase in notes
  receivable--other ....          --      (390,000)    (756,841)    (157,313)    (119,423)
 (Increase) decrease in
  notes receivable--
  related parties ......          --      (988,195)  (3,924,670)  (3,704,005)   1,292,506
 Purchase of fixed
  assets, net...........      (35,445)     (67,098)    (167,971)    (233,989)    (147,755)
                          -----------  -----------  -----------  -----------  -----------
   Net cash used in
    investing
    activities..........  $(2,941,909) $(3,068,601) $(2,751,226) $(2,919,746) $(8,786,331)
                          -----------  -----------  -----------  -----------  -----------
Cash flow from financing
 activities:
 Proceeds from sale of
  common stock..........          --           --           --           --       297,279
 Proceeds from surplus
  note..................          --           --           --           --     1,250,000
 Dividends paid.........          --           --      (772,475)    (772,475)         --
 Shares redeemed and
  canceled..............          --      (256,800)         --           --           --
                          -----------  -----------  -----------  -----------  -----------
   Net cash used in
    financing
    activities..........          --      (256,800)    (772,475)    (772,475)   1,547,279
                          -----------  -----------  -----------  -----------  -----------
   Net increase
    (decrease) in cash..      621,841    1,968,313       74,447   (2,303,193)    (846,469)
Cash at beginning of
 period.................      607,356    1,229,197    3,197,510    3,197,510    3,271,957
                          -----------  -----------  -----------  -----------  -----------
Cash at end of period...  $ 1,229,197  $ 3,197,510  $ 3,271,957  $   894,317  $ 2,425,488
                          ===========  ===========  ===========  ===========  ===========
Supplemental disclosure
 of cash flow
 information:
 Income taxes paid......  $   223,000  $   629,000  $   293,000  $   200,000  $   350,000
                          ===========  ===========  ===========  ===========  ===========
 Interest paid..........  $       --   $       --   $       --   $       --   $    27,083
                          ===========  ===========  ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              DECEMBER 31, 1995 AND 1996, AND SEPTEMBER 30, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Basis of Presentation

  The accompanying consolidated financial statements of American Safety Insurance Group, Ltd. ("American Safety") and its subsidiaries, as described below (collectively, the "Company") are prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and actuarial determinations subject to future changes are the Company's liabilities for unpaid losses and loss adjustment expenses. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. While management believes that the liability for unpaid losses and loss adjustment expenses is adequate to cover the ultimate liability, such estimates may be more or less than the amounts actually paid when claims are settled.

 (b) Principles of Consolidation

  The consolidated financial statements include the accounts of American Safety Insurance Group, Ltd. a Bermuda corporation, American Safety Reinsurance, Ltd. ("American Safety Re"--formed January 1998 to serve as the successor for the reinsurance business of American Safety), a 100%-owned licensed Bermuda insurance company, and American Safety Casualty Insurance Company ("American Safety Casualty"), a 100%-owned property and casualty insurance company. American Safety Casualty in turn wholly owns Synergy Insurance Services, Inc. ("Synergy"), an insurance management and brokerage company. Synergy wholly owns the following subsidiaries: Sureco Bond Services, Inc. ("Sureco"), a bonding agency; Environmental Claims Services, Inc. ("ECSI"), a claims consulting firm; Harbor Insurance Services, Inc., a bonding agency; and American Safety Purchasing Group, Inc., which acts as a purchasing group for the placement of business with American Safety Casualty. All significant intercompany balances have been eliminated in consolidation.

 (c) Nature of Operations

  The following is a description of certain risks facing property and casualty insurers:

    Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products and beyond those recorded in the financial statements. That is, regulatory initiatives designed to reduce insurer profits or otherwise affecting the industry in which the insurer operates, new legal theories or insurance company insolvencies through guaranty fund assessments, may create costs for the insurer beyond those recorded in the financial statements. The Company also mitigates this risk because it is licensed and actively writes insurance business in several states, thereby spreading this risk over a large geographic area.

    Credit Risk is the risk that issuers of securities owned by the insurer or secured notes receivable will default or that other parties, including reinsurers that have obligations to the insurer, will not pay or perform. The Company attempts to mitigate this risk by adhering to a conservative investment strategy, by obtaining sufficient collateral for secured note obligations and by maintaining sound reinsurance, credit and collection policies.

    Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company attempts to mitigate this risk by attempting to match the maturities of its assets with the expected payouts of its liabilities.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

 (d) Investments

  Under Statement of Financial Accounting Standards ("SFAS") No. 115, fixed maturity securities for which a company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading" and are reported at fair value, with unrealized gains and losses included in earnings. Fixed maturity and equity securities not classified as either held to maturity or trading are classified as "available for sale" and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a separate component of shareholders' equity.

  While it is the Company's intent to hold fixed maturity securities until the foreseeable future or until maturity, it may sell such securities in response to, among other things, market conditions, liquidity needs, or interest rate fluctuations. At December 31, 1995 and 1996, and September 30, 1997, the Company considered all of its fixed maturity and equity securities as available for sale.

  Investment income is recorded as earned on the accrual basis and includes amortization of premiums and accretion of discounts relating to investments acquired at other than par value. Realized gains or losses on disposal of investments are determined on a specific identification basis and are included in revenues.

  The Company owns no on-balance sheet or off-balance sheet derivative instruments.

 (e) Notes Receivable
  Notes receivable represent indebtedness under various secured lending arrangements with related and unrelated parties. Interest income is recognized on an effective yield basis over the life of the loan giving consideration to loan fees and expenses under the provisions of SFAS No. 91. The allowance for possible loan losses has been determined giving consideration to the provisions of SFAS No. 114. At December 31, 1995 and 1996, and September 30, 1997, no allowance was deemed necessary by Company management. Additionally, no loan losses were recognized for the periods then ended.

 (f) Recognition of Premium Income
  General liability premiums are primarily assumed from American Safety Risk Retention Group, Inc. ("American Safety RRG"), a non-subsidiary affiliate. Due to the unique class of business (environmental remediation), minimum initial estimates of general liability insurance premiums are recorded as earned at the policy inception date. Premium adjustments above the minimum initial estimates of premium are billed and earned as additional contract revenues are reported by policyholders. Workers' compensation premiums are recorded ratably over the policy period with unearned premium calculated on a daily pro rata basis. Surety premiums are recorded ratably over a twelve month period with unearned premium calculated using a half-month convention.

 (g) Brokerage Commission Income
  Brokerage commissions on business produced by Sureco are recognized as income when the related insurance policies are underwritten. Commissions on business produced by Synergy are recognized as the related insurance premiums are written. For Synergy-produced business which remains in the consolidated group, any commissions recognized are eliminated in consolidation or otherwise recognized in revenue consistent with the recognition of premiums earned.

 (h) Management Fees from Affiliate

  The program management agreement between American Safety RRG and Synergy provides for payment of a monthly program management fee, a managing general agency commission, producing agent commissions, reimbursement for marketing expenses actually incurred, and reimbursement for loss control expenses actually incurred plus a 20% fee. The level of program management fees are designed to reimburse the Company for the allocable share of expenses incurred in managing the American Safety RRG program.

 (i) Deferred Policy Acquisition Costs
  The costs of acquiring business, primarily commissions and underwriting expenses, are deferred (to the extent they are recoverable from future premium income) and amortized to earnings in relation to the amount of

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES premiums earned. If necessary, investment income is considered in the determination of the recoverability of deferred policy acquisition costs. The deferred acquisition costs are included in the caption Other Assets in the accompanying Consolidated Balance Sheets due to their immateriality in relation to Total Assets.

  An analysis of deferred policy acquisition costs follows:

                                   YEARS ENDED              NINE MONTHS ENDED
                                  DECEMBER 31,                SEPTEMBER 30,
                          -------------------------------  --------------------
                            1994       1995       1996       1996       1997
                          ---------  ---------  ---------  ---------  ---------
Balance, beginning of
 period.................  $     247  $  48,292  $  91,340  $  91,340  $ 121,671
Acquisition costs
 deferred...............    198,580    468,207    401,903    276,664    510,589
Amortized to expense
 during the period......   (150,535)  (425,159)  (371,572)  (240,251)  (485,871)
                          ---------  ---------  ---------  ---------  ---------
Balance, end of period..  $  48,292  $  91,340  $ 121,671  $ 127,753  $ 146,389
                          =========  =========  =========  =========  =========

 (j) Unpaid Losses and Loss Adjustment Expenses

  The Company provides a liability for unpaid losses and loss adjustment expenses based upon aggregate case estimates for reported claims and estimates for incurred but not reported losses. Because of the length of time required for the ultimate liability for losses and loss adjustment expenses to be determined for certain lines of business underwritten, the Company has limited experience upon which to base an estimate of the ultimate liability. For this business, management has established loss and loss adjustment expense reserves based on an independent actuarial valuation that it believes is reasonable and representative of anticipated ultimate experience. Prior to 1996, the Company's independent actuarial consultant determined the estimate of ultimate loss and loss expense primarily upon industry loss data without explicit consideration of the Company's loss reporting and settlement patterns. Beginning in 1996, the Company's consultant refined the estimation process for the determination of ultimate loss and loss adjustment expense to begin to recognize differences between the Company's reporting and settlement patterns and industry patterns as sufficient Company specific data (10 years of Company specific actuarial data) was then available. This method (Bornhuetter-Ferguson) entails developing an initial expected loss ratio based upon gross ultimate losses from prior accident years, estimating the portion of ultimate losses expected to be reported and unreported, and adding the actual reported losses to the expected unreported losses to derive the indicated ultimate losses. However, the net amounts that will ultimately be paid to settle the liability may be more or less than the estimated amounts provided.

 (k) Liability for Deductible Fees Held

  Deductible fees held represent deposits held by the Company in its capacity as administrator for self-insured programs. Such deposits will be extinguished by the payment of claims on behalf of the self-insured or by refund of excess deposits to the self-insured.

 (l) Income Taxes

  For subsidiaries subject to taxation, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (m) Reinsurance

  Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

 (n) Goodwill

  On April 2, 1993, American Safety Casualty exchanged 8% of its common shares for 100% of the common stock of Synergy. The goodwill created in this transaction is being amortized ratably over 20 years. Accumulated amortization was $51,448 at December 31, 1995; $69,809 at December 31, 1996; and $83,580 at
September 30, 1997.

 (o) Net Earnings Per Share

  Net earnings per share have been calculated using the weighted average number of common shares outstanding during each reporting period adjusted as appropriate to reflect the dilutive effects of option and share issuances since September 30, 1996 for a per share consideration of less than the assumed offering price of $12.00 (Note 14).

 (p) Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings per Share. Effective December 31, 1997, SFAS No. 128 will require the presentation of two earnings per share ("EPS") numbers, basic EPS and diluted EPS, in the statements of earnings. Basic EPS and diluted EPS are computed by dividing net earnings by the weighted average number of shares outstanding for the period plus shares subject to stock options and other common stock equivalents. Net EPS calculated under the new statement would be as follows:

                                                               NINE MONTHS ENDED
                                    YEARS ENDED SEPTEMBER 30,    SEPTEMBER 30,
                                    -------------------------- -----------------
                                      1994     1995     1996     1996     1997
                                    -------- -------- -------- -------- --------
Basic EPS.......................... $   0.54 $   1.07 $   0.98 $   0.69 $   0.75
Diluted EPS........................     0.54     1.07     0.98     0.69     0.75

  As all options were issued within a one-year period of the offering described in Note 16, in accordance with Staff Accounting Bulletin Topic 4D, the option shares have been treated as being outstanding for all reported periods using the treasury stock method for basic and diluted EPS shown above.

  Diluted EPS as presented above and as reflected on the accompanying Consolidated Statements of Earnings did not differ as a result of the application of SFAS No. 128 for any period presented.

  SFAS No. 129, Disclosures of Information about Capital Structure, was also issued in February 1997 and is also effective December 31, 1997. This statement establishes standards for disclosing information about an entity's capital structure.

  On June 30, 1997, the FASB released SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of financial statements. SFAS No. 130 requires that all components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. An example of an item that will be included in the Company's presentation of comprehensive income, in addition to net earnings, is unrealized gains and losses on securities available for sale. This statement is effective beginning in 1998.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  Management believes that there will be no significant impact on the Company's financial reporting or disclosures as a result of these pronouncements.

 (q) Reclassifications

  Certain items in the prior periods' financial statements have been reclassified to conform with the 1997 presentation.

 (2) Investments

  Net investment income is summarized as follows:

                                     YEARS ENDED            NINE MONTHS ENDED
                                     DECEMBER 31,             SEPTEMBER 30,
                            ------------------------------ -------------------
                              1994      1995       1996      1996      1997
                            -------- ---------- ---------- -------- ----------
Fixed maturities........... $560,880 $1,253,201 $1,113,876 $870,454 $1,038,915
Equity securities..........   23,340     25,002     31,128   11,898     30,876
Short-term investments and
 cash......................  132,158    111,399    124,285  110,589    159,804
                            -------- ---------- ---------- -------- ----------
                             716,378  1,389,602  1,269,289  992,941  1,229,595
Less investment expenses...   53,083     43,248     63,096   49,397     52,378
                            -------- ---------- ---------- -------- ----------
    Net investment income.. $663,295 $1,346,354 $1,206,193 $943,544 $1,177,217
                            ======== ========== ========== ======== ==========

  Realized and unrealized investment gains and losses were as follows:

                                  YEARS ENDED               NINE MONTHS ENDED
                                  DECEMBER 31,               SEPTEMBER 30,
                         --------------------------------  -------------------
                           1994        1995       1996       1996       1997
                         ---------  ----------  ---------  ---------  --------
Realized gains:
  Fixed maturities...... $     --   $  300,596  $ 340,811  $ 320,938  $ 18,692
  Equity securities.....       --          --      20,454        --        --
                         ---------  ----------  ---------  ---------  --------
    Total gains.........       --      300,596    361,265    320,938    18,692
                         ---------  ----------  ---------  ---------  --------
Realized losses:
  Fixed maturities......   (84,518)    (99,971)  (153,215)  (149,518)   (4,449)
  Equity securities.....   (33,922)        --     (30,729)   (16,267)      --
                         ---------  ----------  ---------  ---------  --------
    Total losses........  (118,440)    (99,971)  (183,944)  (165,785)   (4,449)
                         ---------  ----------  ---------  ---------  --------
    Net realized gains
     (losses)........... $(118,440)    200,625    177,321    155,153    14,243
                         ---------  ----------  ---------  ---------  --------
Changes in unrealized
 gains (losses):
  Fixed maturities...... $(513,636)  1,363,624   (779,918)  (925,223)  198,779
  Equity securities.....   (41,782)     15,808     25,974     23,165    10,877
                         ---------  ----------  ---------  ---------  --------
    Net unrealized gains
     (losses)........... $(555,418) $1,379,432  $(753,944) $(902,058) $209,656
                         =========  ==========  =========  =========  ========

  At December 31, 1995 and 1996 and September 30, 1997, the Company did not hold fixed-maturity securities which individually exceeded 10% of shareholders' equity except U.S. government and government agency securities.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  The amortized cost and estimated fair values of investments at December 31, 1995 and 1996 and September 30, 1997 are as follows:

                                                                          AMOUNT
                                       GROSS      GROSS     ESTIMATED    AT WHICH
                          AMORTIZED  UNREALIZED UNREALIZED    FAIR     SHOWN IN THE
                            COST       GAINS      LOSSES      VALUE    BALANCE SHEET
                         ----------- ---------- ---------- ----------- -------------
December 31, 1995:
 Securities available
  for sale:
  Fixed maturities:
   U.S. Treasury
    securities and
    obligations of U.S.
    Government
    corporations and
    agencies............ $ 9,707,093  $659,177   $   592   $10,365,678  $10,365,678
   Obligations of states
    and political
    subdivisions........   3,730,535    94,953       --      3,825,488    3,825,488
   Corporate securi-
    ties................   3,407,620    61,904     1,037     3,468,487    3,468,487
   Mortgage-backed secu-
    rities..............   2,200,699    22,568    31,641     2,191,626    2,191,626
                         -----------  --------   -------   -----------  -----------
     Total fixed maturi-
      ties..............  19,045,947   838,602    33,270    19,851,279   19,851,279
 Equity investments:
  Preferred stocks......     147,375       --     15,375       132,000      132,000
  Common stocks.........     324,948       --     10,599       314,349      314,349
                         -----------  --------   -------   -----------  -----------
     Total.............. $19,518,270  $838,602   $59,244   $20,297,628  $20,297,628
                         ===========  ========   =======   ===========  ===========
December 31, 1996:
 Securities available
  for sale:
  Fixed maturities:
   U.S. Treasury
    securities and
    obligations of U.S.
    Government
    corporations and
    agencies............ $ 6,591,470  $ 33,120   $ 1,456   $ 6,623,134  $ 6,623,134
   Obligations of states
    and political
    subdivisions........   3,414,859    60,191     5,385     3,469,665    3,469,665
   Corporate securi-
    ties................   3,982,763    14,278    25,131     3,971,910    3,971,910
   Mortgage-backed secu-
    rities..............   2,761,151       838    51,041     2,710,948    2,710,948
                         -----------  --------   -------   -----------  -----------
     Total fixed maturi-
      ties..............  16,750,243   108,427    83,013    16,775,657   16,775,657
 Equity investments--
  common stocks.........     715,590       --        --        715,590      715,590
                         -----------  --------   -------   -----------  -----------
     Total.............. $17,465,833  $108,427   $83,013   $17,491,247  $17,491,247
                         ===========  ========   =======   ===========  ===========
September 30, 1997:
 Securities available
  for sale:
  Fixed maturities:
   U.S. Treasury
    securities and
    obligations of U.S.
    Government
    corporations and
    agencies............ $11,112,998  $102,990   $21,817   $11,194,171  $11,194,171
   Obligations of states
    and political
    subdivisions........   4,477,687   140,883       --      4,618,570    4,618,570
   Corporate securi-
    ties................   6,093,909    40,704    21,207     6,113,406    6,113,406
   Mortgage-backed secu-
    rities..............   2,862,440     9,496    26,856     2,845,080    2,845,080
                         -----------  --------   -------   -----------  -----------
     Total fixed maturi-
      ties..............  24,547,034   294,073    69,880    24,771,227   24,771,227
 Equity investments--
  common stocks.........   1,170,146    10,877       --      1,181,023    1,181,023
                         -----------  --------   -------   -----------  -----------
   Total................ $25,717,180  $304,950   $69,880   $25,952,250  $25,952,250
                         ===========  ========   =======   ===========  ===========

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  The amortized cost and estimated fair values of fixed maturities at September 30, 1997, by contractual maturity are shown below. Expected maturities may differ from contractual maturities as certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalty.

                                                                     ESTIMATED
                                                         AMORTIZED     FAIR
                                                           COST        VALUE
                                                        ----------- -----------
  Due in one year or less.............................. $ 1,148,781 $ 1,150,496
  Due after one year through five years................  10,649,508  10,722,151
  Due after five years through ten years...............   7,685,670   7,809,753
  Due after ten years..................................   2,200,635   2,243,747
  Mortgage-backed securities...........................   2,862,440   2,845,080
                                                        ----------- -----------
                                                        $24,547,034 $24,771,227
                                                        =========== ===========

  Bonds with an amortized cost of $3,355,061, $4,198,368 and $4,300,052 were on deposit with insurance regulatory authorities at December 31, 1995 and 1996 and September 30, 1997, respectively, in accordance with statutory requirements.

(3) NOTES RECEIVABLE

  As of September 30, 1997, the notes receivable from related parties consists of three notes which are secured by common shares of the Company with a book value of approximately $6,600,000. The notes bear interest rates ranging from 9.25% to 10.25% and are payable in 1997 and 1998.

  The other notes receivable consists of six notes which are fully secured by real and personal property and various corporate and personal guarantees. These notes bear interest rates ranging from 9.00% to 25.0% and are payable on various dates.

  The Company recognized $6,555 and $885,436 of interest income on the notes receivable in 1995 and 1996, respectively, and $505,692 and $635,504 for the nine month periods ended September 30, 1996 and 1997, respectively.

  As of September 30, 1997, there are no delinquent note payments and no losses have been incurred on the Company's notes receivable for any period presented herein.

(4) FINANCIAL INSTRUMENTS

  The carrying amounts for short-term investments, cash, premiums receivable, commissions receivable, accrued investment income, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments.

  Estimated fair values for fixed maturities were provided by outside consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics.

  The estimated fair values for equity securities were determined by using market quotations as of December 31, 1995 and 1996 and September 30, 1997, respectively, on the principal public exchange markets for which such securities are traded.

  Notes receivable are with affiliated individuals and unaffiliated entities. Of the nine notes receivable at September 30, 1997, eight have fair values which approximate market values. These notes have maturity dates late in 1997 or in 1998 or have minimal outstanding principal balances at September 30, 1997. The carrying value and approximate fair value of the remaining loan at September 30, 1997, assuming a fair market interest rate of prime plus 1% (9 1/2%), are $1,526,579 and $1,695,936, respectively.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

(5) REINSURANCE

 General Liability

  Effective January 1, 1997, the Company entered into two Excess of Loss Reinsurance treaties with Signet Star Reinsurance Company, Underwriters Reinsurance Company, Swiss Re America Corp. and Zurich-American Insurance Group (the "Reinsurers") for the Company's general liability lines of business. The treaties provide $500,000 excess $500,000 and $5 million excess $1 million of coverage to the Company on a 100% basis. The treaties also provide reinsurance coverage beginning at $100,000 for occupational disease, cumulative trauma, employers' liability and "action over" claims.

                   COVERAGE LAYER--$5,000,000 X $1,000,000
   Signet Star Reinsurance Company.........................................  40%
   Swiss Re America Corp...................................................  25
   Underwriters Reinsurance Company........................................  10
   Zurich-American Insurance Group.........................................  25
                                                                            ---
                                                                            100%
                                                                            ===
                     COVERAGE LAYER--$500,000 X $500,000
   Signet Star Reinsurance Company.........................................  55%
   Swiss Re America Corp...................................................  10
   Underwriters Reinsurance Company........................................  35
                                                                            ---
                                                                            100%
                                                                            ===
                       COVERAGE LAYER--$0--$500,000 (1)
   American Safety.........................................................  42%
   American Safety Casualty................................................  28
   American Safety RRG.....................................................  30
                                                                            ---
                                                                            100%
                                                                            ===

--------
(1)The above percentages are after American Safety RRG retains the first $100,000 in the aggregate.

 Workers' Compensation

  The Company assumes workers' compensation business from Legion Insurance Company. This business is produced by Synergy, which bills and collects the premiums on behalf of Legion and remits net of its agent's commissions. Legion then deducts its expenses for the program as well as 10% of the premium to deposit in its loss fund. The balance of the premium is ceded to American Safety. Legion uses the 10% loss fund to pay claims, and when this fund is extinguished, Legion cedes to American Safety. American Safety has a 50% quota share arrangement between itself and American Safety Casualty. Pursuant to the arrangement with Legion Insurance Company, the Company's exposure is limited to $250,000 per occurrence and a 70% aggregate stop-loss ratio percentage. As discussed above in "General Liability", the general liability treaties also provide occupational disease, cumulative trauma, and employers' liability coverage up to $100,000 for this program as well.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  The following table depicts the income statement effects to the Company from Legion Insurance Company:

                                                   YEAR ENDED
                                                    DECEMBER   NINE MONTHS ENDED
                                                       31,       SEPTEMBER 30,
                                                   ----------- -----------------
                                                   1995  1996        1997
                                                   ----- ----- -----------------
                                                      (Dollars in thousands)
Premiums assumed.................................. 3,372 2,804       3,830
Premiums ceded....................................   149   184          36
Net premiums--earned.............................. 3,223 2,620       3,794
Loss and LAE incurred............................. 2,048 1,851       2,801
Commissions.......................................   834   587         867
Loss control......................................   140   --            1

  The following table depicts the balance sheet effects to the Company from Legion Insurance Company:

                                                     DECEMBER 31,  SEPTEMBER 30,
                                                     ------------- -------------
                                                      1995   1996      1997
                                                     ------ ------ -------------
                                                       (Dollars in thousands)
ASSETS
Premium receivable.................................. $  208    459     1,576
LIABILITIES
Unpaid loss and LAE.................................  2,532  2,983     4,503
Unearned premiums...................................    688    878     1,108
Reinsurance payable on paid loss and LAE............     86     80       289

 Surety

  For surety business written by the Company's insurance subsidiary, American Safety Casualty, the Company has in place a 50% quota share arrangement with Underwriters Reinsurance Company. American Safety Casualty cedes 50% of all premiums collected less a 55% ceding commission on the first $500,000 of reinsurance premium and 25% commission thereafter, as well as ceding 50% of all losses to Underwriters Re. The ceding commission percentage is based on the recovery of 50% of the commissions, premium taxes and other expenses. The rate adjusts down after fixed expenses are recovered. American Safety Casualty also has an arrangement with American Safety Re to cede 25% of all premiums and all losses to them. To date, the Company has no reported claims for the surety line of business.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  The approximate effect of reinsurance on the financial statement accounts listed below is as follows:

                                  YEARS ENDED         NINE MONTHS ENDED
                                 DECEMBER 31,           SEPTEMBER 30,
                             -----------------------  -------------------
                              1994     1995    1996     1996      1997
                             -------  ------  ------  --------  ---------
                                          (In thousands)
Written premiums:
  Direct.................... $    30  $   98  $1,192  $    812  $   2,928
  Assumed...................   3,820   6,249   4,936     3,733      5,855
  Ceded.....................     (88)   (217) (1,511)   (1,246)    (1,765)
                             -------  ------  ------  --------  ---------
    Net..................... $ 3,762  $6,130  $4,617  $  3,299  $   7,018
                             =======  ======  ======  ========  =========
Earned premiums:
  Direct.................... $    31  $   51  $  811  $    662  $   2,419
  Assumed...................   3,477   6,058   4,505     3,157      5,604
  Ceded.....................     (89)   (362) (1,044)     (958)    (1,517)
                             -------  ------  ------  --------  ---------
    Net..................... $ 3,419  $5,747  $4,272  $  2,861  $   6,506
                             =======  ======  ======  ========  =========
Losses and loss adjustment
 expenses incurred:
  Direct.................... $   (10) $   10  $  227  $    129  $     429
  Assumed...................   1,434   2,901   2,024     1,363      3,501
  Ceded.....................     --       (6)   (195)     (109)      (397)
                             -------  ------  ------  --------  ---------
    Net..................... $ 1,424  $2,905  $2,056  $  1,383  $   3,533
                             =======  ======  ======  ========  =========  ===
Unpaid loss and loss
 adjustment expenses:
  Direct.................... $    10  $   10  $  237  $    139  $     303
  Assumed...................   6,038   8,284   8,833     8,361     10,588
  Ceded.....................     --       (6)   (201)     (114)      (240)
                             -------  ------  ------  --------  ---------
    Net..................... $ 6,048  $8,288  $8,869  $  8,386  $  10,651
                             =======  ======  ======  ========  =========

(6) INCOME TAXES

  Under current Bermuda law, American Safety is not required to pay any taxes in Bermuda on either income or capital gains. American Safety has received an undertaking from the Minister of Finance in Bermuda that will exempt American Safety from taxation until the year 2016 in the event of any such taxes being imposed.

  Whether a foreign corporation is engaged in a United States trade or business or is carrying on an insurance business in the United States depends upon the level of activities conducted in the United States. If the activities of a foreign company are "continuous, regular, and considerable" the foreign company will be deemed to be engaged in a United States trade or business. Due to the fact that American Safety will continue to maintain an office in Bermuda and American Safety and American Safety Re's sole business is reinsuring contracts via treaty reinsurance agreements, which are all signed outside of the United States, American Safety does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to United States income taxes. This position is consistent with the position taken by various other entities that have the same operational structure as American Safety.

  However, because the Internal Revenue Code of 1986, as amended, the Treasury Regulations and court decisions do not definitively identify activities that constitute being engaged in a United States trade or business, and because of the factual nature of the determination, there can be no assurance that the Internal Revenue Service will not contend that American Safety or its Bermuda subsidiary is engaged in a United States trade or business. In general, if American Safety or its Bermuda subsidiary are considered to be engaged in a United

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

States trade or business, it would be subject to (i) United States Federal income tax on its taxable income that is effectively connected with a United States trade or business at graduated rates and (ii) the 30 percent branch profits tax on its effectively connected earnings and profits deemed repatriated from the United States. However, certain subsidiaries of American Safety are subject to U.S. Federal and state income tax.

  U.S. Federal and state income tax expense consists of the following components:

                                                     CURRENT  DEFERRED   TOTAL
                                                     -------- --------  --------
   December 31, 1994................................ $368,466 $(39,478) $328,988
   December 31, 1995................................  792,060  (72,372)  719,688
   December 31, 1996................................  232,221  (55,712)  176,509
   September 30, 1996...............................  204,843  (26,722)  178,121
   September 30, 1997...............................  441,313  (58,785)  382,528

  State income tax aggregated $19,410, $52,663 and $(6,595) for the years ended December 31, 1994, 1995 and 1996, respectively, and $(567) and $19,918 for the nine months ended September 30, 1996 and 1997, respectively.

  Income tax expense for the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1996 and 1997 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to earnings before Federal income taxes as a result of the following:

                                   YEARS ENDED              NINE MONTHS ENDED
                                  DECEMBER 31,                SEPTEMBER 30,
                         ---------------------------------  ------------------
                           1994        1995        1996       1996      1997
                         ---------  ----------  ----------  --------  --------
Expected income tax
 expense................ $ 661,904  $1,325,875  $1,052,043  $759,181  $885,639
Foreign earned income
 not subject to direct
 taxation...............  (346,475)   (590,470)   (798,094) (525,230) (520,837)
Tax-exempt interest.....   (13,602)    (36,555)    (52,632)  (48,518)  (43,789)
Other, net..............    27,161      20,838     (24,808)   (7,312)   61,515
                         ---------  ----------  ----------  --------  --------
                         $ 328,988  $  719,688  $  176,509  $178,121  $382,528
                         =========  ==========  ==========  ========  ========

  Deferred income taxes are based upon temporary differences between the financial statement and tax bases of assets and liabilities. The following deferred taxes are recorded:

                                                   DECEMBER 31,
                                                 ----------------- SEPTEMBER 30,
                                                   1995     1996       1997
                                                 -------- -------- -------------
Deferred tax assets:
  Loss reserve discounting...................... $132,767 $174,130   $220,459
  Unearned premium reserves.....................   24,524   35,521     54,054
  Unrealized losses.............................      --       --         --
  Capital loss carryforward.....................      --     8,764        --
  Other, net....................................      256      --       8,265
                                                 -------- --------   --------
    Gross deferred tax assets...................  157,547  218,415    282,778
                                                 -------- --------   --------
Deferred tax liabilities:
  Deferred acquisition costs....................   15,528   20,684     26,761
  Unrealized gains..............................   44,036   17,277     54,962
  Other.........................................      --     1,134        636
                                                 -------- --------   --------
    Gross deferred tax liabilities..............   59,564   39,095     82,359
                                                 -------- --------   --------
  Net deferred tax asset........................ $ 97,983 $179,320   $200,419
                                                 ======== ========   ========

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  A valuation allowance has not been established as the Company believes it is more likely than not that the deferred tax asset will be realized.

(7) INSURANCE ACCOUNTING

  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects, for the Company and American Safety Casualty, from statutory accounting practices prescribed or permitted by regulatory authorities.

  The Bermuda Insurance Act of 1978 and related regulations (the "Act") requires the Company to meet a minimum solvency margin. Statutory capital and surplus as of December 31, 1995 and 1996, and September 30, 1997 were $16,614,032, $18,032,107 and $20,723,648, respectively, and the amounts required to be maintained by the Company were $1,149,354, $886,899 and $1,250,591, respectively. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. Once these requirements have been met, there is no restriction on the retained earnings available for distribution. At September 30, 1997, the Company was in compliance with this requirement.

  As reported in American Safety Casualty's 1996 annual statement, the statutory capital and surplus of American Safety Casualty approximated $8,252,000. The maximum amount of dividends which can be paid, without prior written approval of the Commissioner of Insurance of the State of Delaware, is limited to the greater of 10% of surplus as regards policyholders or net income, excluding realized capital gains, of the preceding year. Accordingly, American Safety Casualty can pay dividends in 1997 of approximately $825,200.

  The National Association of Insurance Commissioners (the "NAIC") has established risk-based capital ("RBC") requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC's requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments; (ii) insurance risk which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and (iv) other business risks.

  American Safety Casualty has calculated its RBC level and has determined that its capital and surplus is significantly in excess of threshold requirements.

(8) RELATED PARTY AND AFFILIATE TRANSACTIONS

  As of September 30, 1997, the Company had three separate loans to shareholders outstanding, which totaled $1.27 million. These loans bear effective interest rates from 9.25% to 10.25% and are payable in 1997 and 1998. See Note 3.

  The Company has entered into reinsurance agreements with two companies, Intersure Reinsurance Company ("Intersure Re") and Omega Reinsurance Company ("Omega Re"), both of which are owned and controlled by certain officers of the Company in order to provide limits of coverage not readily available in the commercial marketplace. Reinsurance premiums ceded and earned aggregated $25,000, $451,728, and $322,480, for the years ended December 31, 1995, and
1996 and for the nine month period ended September 30, 1997, respectively. Additionally, Intersure was granted an option to purchase common shares of American Safety at an option price approximating fair value at the date of the grants. See Note 14.

  Synergy, American Safety's underwriting and administrative services subsidiary, leases office space from an entity which is owned by certain directors and shareholders of the Company. The lease commenced on March 1, 1996 and expires on February 28, 2001. The Company pays base annual rent of $183,820 plus an annual increase based on the consumer price index of at least 4%.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  The following tables reconcile the income statement effects to the Company from American Safety RRG:

                                         YEAR ENDED         NINE MONTHS ENDED
                                        DECEMBER 31,          SEPTEMBER 30,
                                    ----------------------  ------------------
                                     1994    1995    1996     1996      1997
                                    ------  ------  ------  --------  --------
                                                (In thousands)
General liability premiums from
 affiliate........................  $2,190  $2,506  $1,522  $  1,238  $  1,447
General liability premiums from
 consolidated subsidiary..........     (12)    (23)   (532)     (453)     (866)
Ceded general liability premiums--
 other............................     --      --      451       339       322
                                    ------  ------  ------  --------  --------
  Net premiums earned.............  $2,178  $2,483  $1,441  $  1,124  $    903
                                    ======  ======  ======  ========  ========

                                    YEAR ENDED              NINE MONTHS ENDED
                                   DECEMBER 31,               SEPTEMBER 30,
                         -------------------------------- ---------------------
                            1994       1995       1996       1996       1997
                         ---------- ---------- ---------- ---------- ----------
Assumed premiums earned
 from American Safety
 RRG.................... $2,194,136 $2,494,765 $1,982,290 $1,612,775 $1,773,776
Ceded premiums earned
 from American Safety
 RRG....................     16,003     12,097    541,129    488,953    870,369
                         ---------- ---------- ---------- ---------- ----------
Net premiums earned.....  2,178,133  2,482,668  1,441,161  1,123,822    903,407
Management fee..........    463,512    474,822    478,963    355,844    443,950
Loss control............     35,997     33,229     49,373     37,033     42,091
Brokerage commission
 income.................  1,189,501  1,534,952  1,341,026  1,070,851    777,400
                         ---------- ---------- ---------- ---------- ----------
Total revenues.......... $3,867,143 $4,525,671 $3,310,523 $2,587,550 $2,166,848
                         ========== ========== ========== ========== ==========
Loss and LAE incurred... $  637,611 $  851,228 $  165,670 $  876,829 $  697,719
                         ========== ========== ========== ========== ==========

  For the years ended December 31, 1994, 1995 and 1996 and for the nine month periods ended September 30, 1996 and 1997, Synergy and ECSI received fees from American Safety RRG for risk management, claims administration and other management services. Synergy also recognized brokerage commission income from American Safety RRG.

  The following table depicts the balance sheet effects to the Company from American Safety RRG:

                                                 DECEMBER 31,     SEPTEMBER 30,
                                              ------------------- -------------
                                                1995      1996        1997
                                              --------- --------- -------------
ASSETS
Due from affiliate........................... $ 266,565 $ 356,844   $ 261,637
LIABILITIES
Unpaid loss and LAE.......................... 5,964,237 5,737,373   5,854,972
Unearned premium.............................       --     91,997     118,126
Ceded premiums payable.......................    75,358       --       49,400
Reinsurance payable on paid loss and LAE.....     1,932       --       16,360

(9) SEGMENT INFORMATION

 a) Factors used to identify the Company's reportable segments:

  The Company's United States and Bermuda operating segments were identified by management as separate operating segments based upon the unique regulatory environments each of these countries exhibit. Significant differences exist under United States and Bermuda law concerning the regulation of insurance entities including differences in: types of permissible investments, minimum capital requirements, solvency monitoring, pricing, corporate taxation, etc.

 b) Products and services from each reportable segment:

  The Company is a specialty insurance holding company which, through its United States and Bermuda operating segments, develops, underwrites, manages and markets primary casualty insurance and reinsurance programs in the alternative insurance market for (i) environmental remediation risks; (ii) employee leasing and staffing industry risks; and (iii) other specialty risks. The Company has demonstrated expertise in developing specialty insurance coverages and custom designed risk management programs not generally available in the standard insurance market.

  The United States operating segment's specialty insurance programs provide insurance and reinsurance for general, pollution and professional liability exposures, for workers' compensation and surety, as well as custom designed risk management programs for contractors, consultants and other business and property owners who are involved with environmental remediation, employee leasing and staffing, and other specialty risks.

  Through its United States brokerage and management services subsidiaries, the Company also provides specialized insurance program development, underwriting, risk and reinsurance placement, program management, brokerage, loss control, claims administration and marketing services. The Company also insures and places risks through its United States insurance subsidiary, as well as its non-subsidiary risk retention group affiliate and other unaffiliated insurance and reinsurance companies.

  Through its Bermuda operating segment, the Company places and reinsures a portion of the risks underwritten directly by its United States segment, its risk retention group affiliate and other insurers.

 c) Information about segment profit or loss and assets:

                                               DECEMBER 31,       SEPTEMBER 30,
                                           ---------------------- -------------
                                            1994    1995    1996   1996   1997
                                           ------  ------  ------ ------ ------
                                                     (IN THOUSANDS)
UNITED STATES
Net premiums earned--All Other...........  $2,147  $3,977  $   88 $   22 $1,600
Net premiums earned--Intersegment........    (655) (1,347)  2,101  1,461  2,145
Net investment income and interest on
 notes receivable........................     422     497     587    442    530
Other revenues...........................   2,083   2,924   2,471  1,908  2,232
Total revenues...........................   3,997   6,051   5,247  3,833  6,507
Interest expense.........................     --      --      --     --     --
Depreciation and amortization expense....      59      69      85     66     78
Equity in net earnings of subsidiaries ..     --      --      --     --     --
Income taxes.............................     329     720     177    178    383
Significant noncash items other than
 depreciation and amortization...........     --      --      --     --     --
Property, plant and equipment............      68      86     187    197    159
Total investments........................   6,606   8,249  10,908 10,346 13,775
Total assets.............................  10,398  13,385  16,666 15,538 21,796
Total policy and contract liabilities....   2,213   3,741   4,865  4,277  6,674
Total liabilities........................   3,641   4,862   7,627  6,623 11,994

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                                         DECEMBER 31,          SEPTEMBER 30,
                                    ------------------------  ----------------
                                     1994    1995     1996     1996     1997
                                    ------  -------  -------  -------  -------
                                                (IN THOUSANDS)
BERMUDA
Net premiums earned--All Other....  $1,272  $ 1,770  $ 4,184  $ 2,839  $ 4,906
Net premiums earned--
 Intersegment.....................     655    1,347   (2,101)  (1,461)  (2,145)
Net investment income and interest
 on notes receivable..............     241      856    1,505    1,007    1,283
Other revenues....................     --       141      203      170       15
Total revenues....................   2,168    4,114    3,791    2,555    4,059
Interest expense..................     --       --       --       --        27
Depreciation and amortization
 expense..........................     --       --       --       --       --
Equity in net earnings of
 subsidiaries.....................     569    1,443      570      510      690
Income taxes......................     --       --       --       --       --
Significant noncash items other
 than depreciation and
 amortization.....................     --       --       --       --       --
Property, plant and equipment.....     --       --       --       --       --
Total investments.................  17,040   20,922   16,095   17,287   23,575
Total assets......................  17,278   24,235   26,224   25,214   35,702
Total policy and contract
 liabilities......................   5,214    7,261    7,967    7,827   13,172
Total liabilities.................   5,303    7,621    8,192    8,172   14,978
                                         DECEMBER 31,          SEPTEMBER 30,
                                    ------------------------  ----------------
                                     1994    1995     1996     1996     1997
                                    ------  -------  -------  -------  -------
                                                (IN THOUSANDS)
INTERSEGMENT ELIMINATIONS
Net premiums earned--All Other....  $  --   $   --   $   --   $   --   $   --
Net premiums earned--
 Intersegment.....................     --       --       --       --       --
Net investment income and interest
 on notes receivable..............     --       --       --       --       --
Other revenues....................     (31)    (245)    (132)    (105)    (214)
Total revenues....................     (31)    (245)    (132)    (105)    (214)
Interest expense..................     --       --       --       --       --
Depreciation and amortization ex-
 pense............................     --       --       --       --       --
Equity in net earnings of subsidi-
 aries............................    (569)  (1,443)    (570)    (510)    (690)
Income taxes......................     --       --       --       --       --
Significant noncash items other
 than depreciation and
 amortization.....................     --       --       --       --       --
Property, plant and equipment.....     --       --       --       --       --
Total investments.................  (6,253)  (8,523)  (9,039)  (8,916)  (9,801)
Total assets......................  (7,331) (10,477) (11,591) (11,863) (15,325)
Total policy and contract liabili-
 ties.............................  (1,035)  (1,955)  (2,553)  (2,586)  (4,223)
Total liabilities.................  (1,079)  (1,955)  (2,552)  (2,948)  (5,523)

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                                                 DECEMBER 31,     SEPTEMBER 30,
                                             -------------------- -------------
                                              1994   1995   1996   1996   1997
                                             ------ ------ ------ ------ ------
                                                       (IN THOUSANDS)
TOTAL
Net premiums earned--All Other.............  $3,419 $5,747 $4,272 $2,861 $6,506
Net premiums earned--Intersegment..........     --     --     --     --     --
Net investment income and interest on notes
 receivable................................     663  1,353  2,092  1,449  1,813
Other revenues.............................   2,052  2,820  2,542  1,973  2,033
Total revenues.............................   6,134  9,920  8,906  6,283 10,352
Interest expense...........................     --     --     --     --      27
Depreciation and amortization expense......      59     69     85     66     78
Equity in net earnings of subsidiaries.....     --     --     --     --     --
Income taxes...............................     329    720    177    178    383
Significant noncash items other than depre-
 ciation and
 amortization..............................     --     --     --     --     --
Property, plant and equipment..............      68     86    187    197    159
Total investments..........................  17,393 20,648 17,964 18,717 27,549
Total assets...............................  20,345 27,143 31,299 28,889 42,173
Total policy and contract liabilities......   6,392  9,047 10,279  9,518 15,623
Total liabilities..........................   7,865 10,528 13,267 11,847 21,449

(10) ACQUISITION

  On January 1, 1995, pursuant to a share purchase agreement, the Company purchased the minority interest in American Safety Casualty with a book value at the date of purchase of $540,562 for 131,000 shares of the Company's common shares. The fair value of the minority interest as of the acquisition date approximated the value of the exchanged common shares. No goodwill or other identifiable intangible assets were created in this transaction as the Company and minority interest holder mutually agreed that book value of each respective entity approximated fair values as of the acquisition date.

(11) COMMITMENTS AND CONTINGENCIES

  At December 31, 1995 and 1996 and September 30, 1997, the Company had aggregate outstanding irrevocable letters of credit which had not been drawn amounting to $1,000,000 in favor of the Vermont Commissioner of Banking, Insurance and Securities. Investments in the amount of $1,000,000 have been pledged as collateral to the issuing bank. Additionally, Legion Insurance Company had $2,000,000 of aggregate outstanding letters of credit which had not been drawn in favor of the Company at December 31, 1995 and 1996 and September 30, 1997.

(12) SURPLUS NOTE

  On May 30, 1997, the Company issued a $1,250,000 surplus note. The note bears interest at a rate of 6.5% and matures on December 31, 1997. Given the short maturity of the note, fair value approximates book value. The Company repaid the surplus note on December 11, 1997.

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

(13) LIABILITY FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

  Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                         YEARS ENDED         NINE MONTHS ENDED
                                         DECEMBER 31,          SEPTEMBER 30,
                                     ----------------------  -------------------
                                      1994    1995    1996     1996      1997
                                     ------  ------  ------  --------  ---------
                                                 (In thousands)
Unpaid loss and loss adjustment
 expenses, January 1...............  $4,798  $6,048  $8,294  $  8,294  $   8,914
Reinsurance recoverable on unpaid
 losses and loss adjustment expense
 reserves at end of period.........     --      --        6         6         45
                                     ------  ------  ------  --------  ---------
    Net unpaid loss and loss
     adjustment expenses, January
     1.............................   4,798   6,048   8,288     8,288      8,869
                                     ------  ------  ------  --------  ---------
Incurred related to:
  Current year accident losses.....   1,569   3,099   2,862     1,925      3,342
  Prior year accident losses.......    (145)   (194)   (806)     (542)       191
                                     ------  ------  ------  --------  ---------
    Total incurred.................   1,424   2,905   2,056     1,383      3,533
                                     ------  ------  ------  --------  ---------
Paid related to:
  Current year accident losses.....      22     155     543       473        386
  Prior year accident losses.......     152     510     932       812      1,365
                                     ------  ------  ------  --------  ---------
    Total paid.....................     174     665   1,475     1,285      1,751
                                     ------  ------  ------  --------  ---------
    Net unpaid losses and loss
     adjustment expenses at end of
     period........................   6,048   8,288   8,869     8,386     10,651
Reinsurance recoverable on unpaid
 losses and loss adjustment
 expenses at end of period.........     --        6      45        31         84
                                     ------  ------  ------  --------  ---------
    Unpaid loss and loss adjustment
     expenses at end of period.....  $6,048  $8,294  $8,914  $  8,417  $  10,735
                                     ======  ======  ======  ========  =========

(14) STOCK OPTIONS

  The following table summarizes stock option activity:

                                                        OPTION  WEIGHTED AVERAGE
                                                        SHARES   EXERCISE PRICE
                                                        ------- ----------------
1997 Activity:
  Granted.............................................. 169,463      $6.69
  Exercised............................................     --         --
                                                        -------      -----
Outstanding at September 30, 1997...................... 169,463      $6.69
                                                        =======      =====

  All of the 169,463 outstanding options at September 30, 1997 were exercisable. The Company had no options outstanding prior to 1997.

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

  The following table summarizes information about stock options outstanding at September 30, 1997:

                                OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                               --------------------------   --------------------------
                                WEIGHTED
                                 AVERAGE       WEIGHTED                     WEIGHTED
 RANGE OF                       REMAINING      AVERAGE                      AVERAGE
 EXERCISE        NUMBER        CONTRACTUAL     EXERCISE       NUMBER        EXERCISE
  PRICES       OUTSTANDING        LIFE          PRICE       EXERCISABLE      PRICE
-----------    -----------     -----------     --------     -----------     --------
$      5.96       44,540          0.75          $ 5.96         44,540        $ 5.96
       5.96       51,090          4.43            5.96         51,090          5.96
       7.08       65,500           5.0            7.08         65,500          7.08
      12.00        8,333           2.5           12.00          8,333         12.00
                 -------                                      -------
$5.96-12.00      169,463          3.59          $ 6.69        169,463        $ 6.69
===========      =======          ====          ======        =======        ======

  Had compensation cost for the Company's stock options granted in 1997 been determined using the fair-value-based method as described in SFAS No. 123, the Company's net earnings and earnings per share would approximate the pro forma amounts indicated below:

                                                            SEPTEMBER 30, 1997
                                                           ---------------------
                                                           (In thousands, except
                                                            per share amounts)
Net earnings:
  As reported.............................................        $2,222
  Effect of stock options.................................            41
                                                                  ------
    Pro forma net earnings................................        $2,181
                                                                  ======
Net earnings per share:
  As reported.............................................        $ 0.75
  Effect of stock options.................................          0.01
                                                                  ------
    Pro forma net earnings per share......................        $ 0.74
                                                                  ======

  The fair value of each option granted during 1997 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions: dividend yield of 0.0%; expected volatility of 0.0%; risk-free interest rate of 5.44%; and expected life from the vesting dates ranging from
0.75 years to 5.0 years.

  The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The provisions of SFAS No. 123 are applicable prospectively. The Company expects to grant additional awards in future years. The Company granted options in 1997 at an amount deemed to be fair market value at the date of grant.

(15) LITIGATION

  The Company is a defendant in various litigation matters considered to be in the normal course of business. While the outcome of these matters cannot be estimated with certainty, it is the opinion of management (after consultation with legal counsel) that the resolution of such litigation will not have a material adverse effect on the Company's financial statements.

(16) SHAREHOLDER MATTERS

  On January 29, 1998, the Company effectuated a 1,310-for-one share split and increased its authorized capital to 15,000,000 common shares and 5,000,000 preferred shares. All share and per share amounts have been retroactively adjusted to effect this split. The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of 2.7 million common shares. Such registration is anticipated to become effective in the first calendar quarter of 1998.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  13
The Company..............................................................  14
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  26
Regulatory Matters.......................................................  44
Management...............................................................  48
Certain Transactions.....................................................  54
Principal Shareholders...................................................  55
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  60
Certain Bermuda Law Considerations.......................................  61
Certain Tax Considerations...............................................  62
Underwriting.............................................................  69
Legal Matters............................................................  70
Experts..................................................................  70
Additional Information...................................................  71
Glossary of Selected Insurance Terms.....................................  72
Index to Consolidated Financial Statements............................... F-1

                                ---------------

UNTIL    , 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON SHARES,
WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,700,000 SHARES

                                     LOGO
                              {LOGO APPEARS HERE]

                                AMERICAN SAFETY
                             INSURANCE GROUP, LTD.

                                 COMMON SHARES


                                ---------------

                                  PROSPECTUS

                                ---------------


                                 ADVEST, INC.

                               J.C. BRADFORD&CO.

                                HOEFER & ARNETT
                                 INCORPORATED

                                      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   Securities and Exchange Commission ("SEC") Registration Fee....... $ 11,908
   National Association of Securities Dealers, Inc. ("NASD") Filing
    Fee..............................................................    4,537
   National Association of Securities Dealers Automated Quotation
    ("Nasdaq") National Market System Listing Fee....................   31,563
   Accountants' Fees and Expenses....................................  157,000
   Legal Fees........................................................   30,000
   Blue Sky Fees and Expenses........................................    3,000
   Transfer Agent's and Registrar's Fees.............................    5,500
   Printing and Engraving Fees and Expenses..........................  150,000
   Miscellaneous.....................................................   30,437
                                                                      --------
     Total........................................................... $423,945

  The foregoing items, except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 98 of the Companies Act, 1981 of Bermuda (the "Companies Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Companies Act.

  The Company has adopted provisions in its Bye-Laws that provide that the Company shall indemnify its officers and directors to the maximum extent permitted under the Companies Act. The Company has also adopted provisions in its Bye-Laws that provide that each shareholder of the Company and the Company itself agrees to waive any claim or right of action he or it might have, whether individually or by or in the right of the Company, against any director on account of any action taken by such director, or the failure of such director to take any action, in the performance of his duties, or supposed duties, with or for the Company, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director.

  The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with the Offering, including liabilities under the Securities Act of 1933. Reference is made to the form Underwriting Agreement filed herewith as Exhibit 1.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On April 2, 1997, the Company sold 26,200 Common Shares to Intersure Reinsurance Company (which is owned by Lloyd A. Fox, the President and a director of the Company) at an aggregate price of $156,597.20 as a private sale of securities not involving a public offering under applicable Bermuda law and under Section 4(2) of the Securities Act of 1933.

  On, April 2, 1997, the Company sold 26,200 Common Shares to Omega Reinsurance Company (which is owned by Stephen R. Crim, the Executive Vice President of the Company) at an aggregate price of $156,597.20 as a private sale of securities not involving a public offering under applicable Bermuda law and under Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits filed pursuant to Item 601 of Regulation S-K

 EXHIBIT
 NUMBER      TITLE
 -------     -----
   1.1   --  Form of Underwriting Agreement
   3.1*  --  Memorandum of Association of the Registrant
   3.2*  --  Form of Bye-Laws of the Registrant
   4.1*  --  Common Share Certificate
   5.1   --  Opinion of Conyers Dill & Pearman regarding legality of the Common
             Shares offered and Bermuda tax matters
   8.1   --  Opinion of KPMG Peat Marwick LLP regarding United States tax matters
  10.1*  --  Employment Contract between the Registrant and Lloyd A. Fox
  10.2*  --  Incentive Stock Option Plan
  10.3*  --  Directors Stock Award Plan
  10.4*  --  Lease Agreement between 1845 Tenants-In-Common (formerly known as
             Windy Hill Exchange, L.L.C.) and Synergy Insurance Services, Inc.
             (formerly known as Environmental Management Services, Inc.) for office space in Atlanta, Georgia
  10.5*  --  Program Management Agreement between Synergy Insurance Services,
             Inc. (formerly known as Environmental Management Services, Inc.)
             and American Safety Risk Retention Group, Inc.
  11.1*  --  Statement Re Computation of per Share Earnings
  21.1*  --  List of Subsidiaries
  23.1   --  Consent of KPMG Peat Marwick LLP regarding independent auditors'
             reports
  23.2   --  Consent of KPMG Peat Marwick LLP regarding United States tax matters (included in opinion filed as Exhibit 8.1)
  23.3   --  Consent of Conyers Dill & Pearman (included in opinion filed as
             Exhibit 5.1)
  24.1*  --  Power of Attorney (see signature page to the Registration
             Statement as originally filed)
  27.1*  --  Financial Data Schedule

--------
*Previously filed

  (b) Financial Statement Schedules

    Opinion of KPMG Peat Marwick LLP regarding financial statement schedules on page S-1

  The following financial statement schedules of the Registrant are included hereafter beginning on page S-1:

    Schedule II--Condensed Financial Information of Registrant

    Schedule IV--Reinsurance

    Schedule VI--Supplemental Information

  Schedules not listed above have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The Registrant undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement stock certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of Prospectus and filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ON THE 10TH DAY OF FEBRUARY 1998.

                                          American Safety Insurance Group,
                                           Ltd.

                                               /s/ Lloyd A. Fox
                                          By: _________________________________
                                               LLOYD A. FOX PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 10TH DAY OF FEBRUARY 1998.

              SIGNATURE                           TITLE

          /s/ Lloyd A. Fox                President and Director
-------------------------------------      (Principal Executive Officer)
            LLOYD A. FOX

       /s/ Stephen F. Clarke              Chief Financial Officer
-------------------------------------      (Principal Financial Officer and
          STEPHEN F. CLARKE                Principal Accounting Officer)

       Frederick C. Treadway*             Chairman of the Board of Directors
-------------------------------------
        FREDERICK C. TREADWAY

         David V. Brueggan*               Director
-------------------------------------
          DAVID V. BRUEGGAN

          Cody W. Birdwell*               Director
-------------------------------------
          CODY W. BIRDWELL

              SIGNATURE                                   TITLE

                                                         Director
    William O. Mauldin, Jr.*
-------------------------------------
       WILLIAM O. MAULDIN, JR.

                                                        Director
       Thomas W. Mueller*
-------------------------------------
          THOMAS W. MUELLER

                                                        Director
       Timothy E. Walsh*
-------------------------------------
          TIMOTHY E. WALSH

        /s/ Lloyd A. Fox
-------------------------------------
*By Lloyd A. Fox, attorney-in-fact

                       INDEPENDENT AUDITORS' REPORT


The Board of Directors
American Safety Insurance Group, Ltd.:

  The audits referred to in our report dated February 9, 1998 included the related financial statement schedules as of December 31, 1995 and 1996 and September 30, 1997, and for each of the years in the three-year period ended December 31, 1996 and for the nine-month periods ended September 30, 1996 and 1997, included in the Registration Statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia

February 9, 1998

                     AMERICAN SAFETY INSURANCE GROUP, LTD.

                     SCHEDULE II--CONDENSED BALANCE SHEETS

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

                                               DECEMBER 31,
                                          ----------------------- SEPTEMBER 30,
                                             1995        1996         1997
                                          ----------- ----------- -------------
                 ASSETS
Investments:
  Investment in subsidiaries............. $ 8,522,771 $ 9,038,875  $ 9,801,453
  Other investments:
    Fixed maturities.....................  12,098,904   7,056,342   13,412,998
    Common stock.........................         --          --       360,877
    Short-term investments...............     300,000         --           --
                                          ----------- -----------  -----------
      Total investments..................  20,921,675  16,095,217   23,575,328
Cash.....................................     909,835   1,358,557    2,010,456
Accrued investment and interest income...     163,669     895,452      549,921
Notes receivable:
  Related parties........................     390,000   1,146,841    1,266,264
  Other..................................     988,195   4,912,865    3,620,359
Premiums receivable......................     166,232     398,381    1,150,432
Ceded unearned premium--American Safety
 Casualty................................     343,844     438,949      554,163
Ceded loss reserves......................     300,519     905,562    2,255,539
Other assets.............................      51,350      71,811      719,465
                                          ----------- -----------  -----------
      Total assets....................... $24,235,319 $26,223,635  $35,701,927
                                          =========== ===========  ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Unpaid losses and loss adjustment
   expenses.............................. $ 6,551,825 $ 6,990,870  $ 9,076,851
  Unearned premiums......................     708,724     975,706    1,330,769
  Liability for deductible fees held.....         --          --     2,764,485
  Ceded premium payable..................     268,811     184,768      236,977
  Accounts payable and accrued expenses..      91,927      40,184      319,196
  Surplus note...........................         --          --     1,250,000
                                          ----------- -----------  -----------
      Total liabilities..................   7,621,287   8,191,528   14,978,278
                                          ----------- -----------  -----------
Shareholders' equity:
  Common stock, $0.01 par value;
   authorized 15,000,000 shares; issued
   and outstanding at December 31, 1995
   and 1996, 2,872,830 shares, and at
   September 30, 1997, 2,925,230 shares..      28,728      28,728       29,252
  Additional paid-in capital.............   2,455,034   2,455,034    2,751,789
  Retained earnings......................  13,394,948  15,540,208   17,762,500
  Unrealized gain relating to
   investments...........................     735,322       8,137      180,108
                                          ----------- -----------  -----------
      Total shareholders' equity.........  16,614,032  18,032,107   20,723,649
                                          ----------- -----------  -----------
      Total liabilities and shareholders'
       equity............................ $24,235,319 $26,223,635  $35,701,927
                                          =========== ===========  ===========

           See accompanying notes to condensed financial statements.

                     AMERICAN SAFETY INSURANCE GROUP, LTD.

                 SCHEDULE II--CONDENSED STATEMENTS OF EARNINGS

                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
               AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                   DECEMBER 31,                SEPTEMBER 30,
                         --------------------------------  ----------------------
                            1994       1995       1996        1996        1997
                         ---------- ---------- ----------  ----------  ----------
Revenues:
  Direct premiums
   earned............... $      --  $      --  $      --   $      --   $      --
  Assumed premiums
   earned...............
   Affiliate............  1,316,482  1,496,859  1,192,919     967,665   1,097,730
   Subsidiary...........    654,562  1,737,411    (63,335)    (91,743)     92,872
   Non-affiliates.......        --     272,696  2,990,965   1,871,167   3,807,976
                         ---------- ---------- ----------  ----------  ----------
    Total assumed
     premiums earned....  1,971,044  3,506,966  4,120,549   2,747,089   4,998,578
  Ceded premiums earned
   Affiliate............        --         --         --          --          --
   Non-affiliates.......     44,608    390,429  2,037,942   1,369,233   2,237,870
                         ---------- ---------- ----------  ----------  ----------
    Total ceded premiums
     earned.............     44,608    390,429  2,037,942   1,369,233   2,237,870
                         ---------- ---------- ----------  ----------  ----------
    Net premiums
     earned.............  1,926,436  3,116,537  2,082,607   1,377,856   2,760,708
                         ---------- ---------- ----------  ----------  ----------
  Net investment
   income...............    241,216    849,589    619,918     501,744     647,768
  Interest on notes
   receivable...........        --       6,555    885,436     505,692     635,504
  Net realized gains....        --     139,382    203,097     168,498      14,979
  Other income..........        --       1,770        --        1,005         --
                         ---------- ---------- ----------  ----------  ----------
    Total revenues......  2,167,652  4,113,833  3,791,058   2,554,795   4,058,959
                         ---------- ---------- ----------  ----------  ----------
Expenses:
  Losses and loss
   adjustment expenses
   incurred.............    724,751  1,658,690    683,253     566,990   1,707,439
  Acquisition expenses..    203,119    544,849    358,256     264,879     531,483
  Other expenses........    190,812    173,617    402,216     178,132     288,164
                         ---------- ---------- ----------  ----------  ----------
    Total expenses......  1,118,682  2,377,156  1,443,725   1,010,001   2,527,086
                         ---------- ---------- ----------  ----------  ----------
    Earnings before
     income taxes.......  1,048,970  1,736,677  2,347,333   1,544,794   1,531,873
Income taxes............        --         --         --          --          --
                         ---------- ---------- ----------  ----------  ----------
    Earnings before
     equity in earnings
     of subsidiaries....  1,048,970  1,736,677  2,347,333   1,544,794   1,531,873
Equity in net earnings
 of subsidiaries........    568,818  1,443,268    570,402     509,970     690,418
                         ---------- ---------- ----------  ----------  ----------
    Net earnings........ $1,617,788 $3,179,945 $2,917,735  $2,054,764  $2,222,291
                         ========== ========== ==========  ==========  ==========

           See accompanying notes to condensed financial statements.

                     AMERICAN SAFETY INSURANCE GROUP, LTD.

                 SCHEDULE II--CONDENSED STATEMENTS OF CASH FLOW

                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
               AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997


                                    DECEMBER 31,                  SEPTEMBER 30,
                          ----------------------------------  ----------------------
                             1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------  ----------
Cash flow from operating
 activities:
 Earnings before equity
  in earnings of
  subsidiaries..........  $1,048,970  $1,736,677  $2,347,333  $1,544,794  $1,531,873
 Adjustments to
  reconcile net earnings
  to net cash provided
  from operating
  activities:
   Change in:
    Accrued investment
     and interest
     income.............     (41,079)    (73,283)   (731,783)   (400,200)    345,531
    Premiums
     receivable.........     (53,814)    (49,815)   (232,149)   (559,537)   (752,051)
    Other assets........         --      (51,350)    (20,461)     45,795    (647,654)
    Unpaid losses and
     loss adjustment
     expenses...........     571,815   1,212,274    (165,998)   (199,342)    736,004
    Unearned premiums...     174,617     190,263     171,877      84,405     239,849
    Liability for
     deductible fees
     held...............         --          --          --          --    2,764,485
    Accounts payable and
     accrued expenses...      13,711      58,267     (51,743)    (56,277)    279,012
    Other, net..........      36,085     157,607     (29,745)     92,896     (19,950)
                          ----------  ----------  ----------  ----------  ----------
    Net cash provided by
     operating
     activities.........   1,750,305   3,180,640   1,287,331     552,534   4,477,099
                          ----------  ----------  ----------  ----------  ----------
Cash flow from investing
 activities--decrease
 (increase) in invested
 cash...................  (1,751,857) (2,014,711)    (66,134)   (687,299) (5,372,479)
                          ----------  ----------  ----------  ----------  ----------
Cash flow from financing
 activities:
  Proceeds from surplus
   note.................         --          --          --          --    1,250,000
  Proceeds from sale of
   common stock.........         --          --          --          --      297,279
  Dividends paid........         --          --     (772,475)  (772,475)         --
  Shares redeemed and
   canceled.............         --     (256,800)        --          --          --
                          ----------  ----------  ----------  ----------  ----------
    Net cash provided by
     financing
     activities.........         --     (256,800)   (772,475)   (772,475)  1,547,279
                          ----------  ----------  ----------  ----------  ----------
  Net increase (de-
   crease) in cash......      (1,552)    909,129     448,722    (907,240)    651,899
  Cash at beginning of
   year.................       2,258         706     909,835     909,835   1,358,557
                          ----------  ----------  ----------  ----------  ----------
  Cash at end of year...  $      706  $  909,835  $1,358,557  $    2,595  $2,010,456
                          ==========  ==========  ==========  ==========  ==========

           See accompanying notes to condensed financial statements.

                     AMERICAN SAFETY INSURANCE GROUP, LTD.

             SCHEDULE II--NOTES TO CONDENSED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995 AND 1996 AND
                              SEPTEMBER 30, 1997

  In January 1998, American Safety Insurance Group, Ltd. ("American Safety") formed a new reinsurance subsidiary, American Safety Reinsurance, Ltd. ("American Safety Re"), a Bermuda licensed insurance company, and intends to transfer its reinsurance business on a going forward basis to this subsidiary. American Safety will in the future principally serve as a holding company for all of American Safety's subsidiaries' operations.

             AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

                            SCHEDULE IV--REINSURANCE

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

    PROPERTY--
     LIABILITY                       CEDED TO                             PERCENTAGE OF
 ISURANCE PREMIUMSN          GROSS     OTHER    ASSUMED FROM      NET     AMOUNT ASSUMED
      EARNED                AMOUNT   COMPANIES OTHER COMPANIES   AMOUNT       TO NET
------------------         --------- --------- --------------- ---------- --------------
  December 31, 1994....... $  31,000 $  89,000   $3,477,000    $3,419,000     101.7%
  December 31, 1995.......    51,000   362,000    6,058,000     5,747,000     105.4%
  December 31, 1996.......   811,000 1,044,000    4,505,000     4,272,000     105.5%
  September 30, 1996......   662,000   958,000    3,157,000     2,861,000     110.3%
  September 30, 1997...... 2,419,000 1,517,000    5,604,000     6,506,000      86.1%

            AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

 SCHEDULE VI--SUPPLEMENTAL INFORMATION CONCERNING PROPERTY-CASUALTY INSURANCE
                                  OPERATIONS
                                (IN THOUSANDS)

-------------------------------------------------------------------------------------------------------------------------------
                  COLUMN B    COLUMN C   COLUMN D   COLUMN E COLUMN F  COLUMN G              COLUMN H    COLUMN I    COLUMN J
-------------------------------------------------------------------------------------------------------------------------------
                              RESERVES
                             FOR UNPAID                                                                AMORTIZATION
                  DEFERRED   CLAIMS AND  DISCOUNT,                                    CLAIMS AND       OF DEFERRED  PAID CLAIMS
                   POLICY      CLAIM      IF ANY,                        NET       CLAIM ADJUSTMENT       POLICY     AND CLAIM
                 ACQUISITION ADJUSTMENT DEDUCTED IN UNEARNED  EARNED  INVESTMENT   EXPENSES INCURRED   ACQUISITION  ADJUSTMENT
                    COSTS     EXPENSES  COLUMN C/4/ PREMIUMS PREMIUMS   INCOME        RELATED TO          COSTS      EXPENSES
                                                                                 (1) CURRENT (2) PRIOR
                                                                                    YEAR       YEARS
-------------------------------------------------------------------------------------------------------------------------------
December 31,
1994                  *            *         *           *    $3,419    $ 663      $1,569      $(145)      $151       $  174
December 31,
1995                $ 91       $8,294       --       $  753    5,747    1,346       3,099       (194)       425          665
December 31,
1996                 122        8,914       --        1,364    4,272    1,206       2,862       (806)       372        1,475
September 30,
1996                  *            *         *           *     2,861      944       1,925       (542)       240        1,285
September 30,
1997                 146       10,735       --        2,124    6,506    1,177       3,342        191        486        1,751
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                 COLUMN K
-------------------------------------------------------------------------------------------------------------------------------
                 PREMIUMS
                 WRITTEN
-------------------------------------------------------------------------------------------------------------------------------
December 31,
1994              $3,762
December 31,
1995               6,130
December 31,
1996               4,617
September 30,
1996               3,299
September 30,
1997               7,018
-------------------------------------------------------------------------------------------------------------------------------

*Information is related to the consolidated balance sheet. Information for these periods are not presented in the accompanying financial statements.
-------------------------------------------------------------------------------